PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
United Kingdom

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Website www.premier-oil.com

09045743

25th March 2009

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sirs

Premier Oil ~~plc~~ Group (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press releases dated 15th January 2009 and 25th March 2009.

"Trading & Operations Update"
"Board Changes"
"Proposed Acquisition - Oilexco North Sea Limited"
"Annual Results for the year ended 31/12/08"

Yours faithfully

for Stephen Huddle
<u>Company Secretary</u>

Enc

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier")

Board Changes

Premier is pleased to announce that Andrew Lodge will join Premier's Board on 20th April 2009 as Exploration Director. Andrew has 30 years professional experience in the oil and gas industry and is presently Vice President, Exploration for Hess, responsible for Europe, North Africa, Asia and Australia. He joined Hess in 2000. Previously, he was Vice President, Exploration, Asset Manager and Group Exploration Advisor for BHP Petroleum, based in London and Australia. Prior to joining BHP Petroleum, Andrew worked for BP as a geophysicist principally in South East Asia, Europe and North Africa.

Andrew has an honours degree in Mining Geology from the University of Wales and a Masters in Applied Geophysics from the University of Leeds. He is a fellow of the Geological Society.

Robin Allan, currently Director of Business Development, will transfer to Singapore as Director - Asia with effect from 1st June 2009. Robin joined Premier from Burmah Oil in July 1986, working initially as a geologist. After technical and new venture roles he spent six years in South East Asia, initially managing Premier's Asian existing and new venture business and later becoming Premier's Country Manager in Indonesia. He became a member of the Premier Board on 9 December 2003.

Barry O'Donnell, currently Asia Business Unit Manager will be leaving Premier in May 2009 to pursue other opportunities.

No other information is required to be disclosed pursuant to Listing Rule 9.6.13.

Sir David John, Chairman, commented,
"We are delighted that Andrew Lodge will be joining our Board. Andrew brings a wealth of industry experience and we look forward to his contribution to our Board. We would also like to thank Barry O'Donnell for his exceptional contribution to our Asia Business unit over the last three years, and wish him and his family the best for the future. In addition, we would like to congratulate Robin Allan on his move to Asia. Robin's experience in Asia will serve him well in delivering our significant programmes in the region."

25th March 2009

ENQUIRIES

Premier Oil plc	**Tel: 020 7730 1111**
Simon Lockett	
Tony Durrant	
Pelham PR	
James Henderson	**Tel: 020 7337 1501 / 07774 444 163**
Gavin Davis	**Tel: 020 7337 1515 / 07910 104 660**
Evgeniy Chuikov	**Tel: 020 7337 1513 / 07894 608 606**

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Not for release, publication or distribution in or into Australia, Canada, the Dubai International Financial Centre, New Zealand, the Republic of South Africa, the State of Israel or the United States of America

PREMIER OIL plc
("Premier")

Proposed $505 million acquisition of Oilexco North Sea Limited ("ONSL") (in administration) and rights issue to raise £171 million

25th March 2009

Premier today announces the proposed acquisition of ONSL for $505 million together with a rights issue of New Ordinary Shares to raise approximately £171 million (approximately $252 million) (the "Rights Issue").

Premier has today also released its annual results for the year ended 31 December 2008, contained in a separate announcement.

Highlights

- Premier has agreed to acquire ONSL, an oil and gas exploration and development company with interests in the UK North Sea, for $505 million in cash. The acquisition:
  - has a compelling strategic, operational and financial rationale and represents a significant step change for Premier
  - will provide Premier with a complementary asset base in the North Sea, balancing the group by delivering critical mass in a second core area in addition to Asia
  - will provide Premier with an additional 60 mmboe of 2P reserves and contingent resources at 31 December 2008 (of which 40 mmboe is expected to be bookable to 2P by Premier) and unrisked reserve potential of up to 385 mmboe across 15 exploration prospects
  - will enhance Premier's current production, adding an estimated 13,700 boepd of working interest production in 2009
  - will provide Premier with significant North Sea operational capability via operatorship interests and an experienced operating team in Aberdeen
  - has a purchase price equivalent to less than $8.50/bbl (without including any value for the significant tax losses being acquired)
- ONSL, the principal operating subsidiary of Oilexco Inc., with interests in significant producing fields including Balmoral, Brenda, Nelson and Nicol is:
  - to be acquired out of administration subject to, amongst other conditions, approval of a Company Voluntary Arrangement by ONSL's unsecured creditors and Oilexco Inc.
  - to be acquired free of bank debt and historical rig and FPSO commitments
- Fully underwritten Rights Issue to raise £171 million (approximately $252 million):
  - 4 New Ordinary Shares for every 9 Existing Ordinary Shares at 485 pence per share
  - 40% discount to the theoretical ex-rights price, based on the Closing Price of 952 pence per share
- Balance of Acquisition funded from new credit facilities and existing cash resources:
  - new credit facilities comprise $175 million 18-month acquisition bridge facility, $225 million 3-year revolving credit facility and $63 million and £60 million 3-year letter of credit facilities
- Enlarged Group's balance sheet remains robust, with estimated $385 million liquidity at Completion, providing flexibility to execute the Enlarged Group's investment programme
- Acquisition and Rights Issue conditional on, *inter alia*, approval of Premier's shareholders at an Extraordinary General Meeting

- **Transaction expected to complete in May 2009**

Commenting on today's announcement, Sir David John KCMG, Chairman of Premier, said:

"This is the most exciting development in Premier's recent history and offers the potential to create substantial value for our shareholders. The acquisition contributes significantly to Premier's strategic objective of growing production and cash flow. We will also maintain our high-impact exploration programme and continue to review selected value adding acquisitions within core areas."

Simon Lockett, Chief Executive, commented:

"The acquisition of ONSL significantly expands our presence in the North Sea. It secures an attractive, high growth North Sea focussed business and delivers synergies with our existing North Sea assets at a compelling valuation of less than $8.50 per barrel.

"ONSL's complementary asset base significantly enhances our near-term production profile and cash flow and gives our North Sea business critical mass alongside that of our existing Asian assets. I am also pleased to end the uncertainty around the administration process for the employees of ONSL, who will have a continued and vital role in the future of Premier.

"With our conservative financing strategy, ample liquidity and an exciting drilling programme ahead, I am confident in the continued success of the Premier group."

A presentation to analysts and investors will be held at 11.00am today at the offices of Premier, 23 Lower Belgrave Street, London SW1W 0NR. A live webcast of this presentation will be available via Premier's website at www.premier-oil.com.

Deutsche Bank is acting as sole financial adviser, joint corporate broker and global co-ordinator to Premier in connection with the Acquisition and Rights Issue. Oriel is acting as joint corporate broker and co-lead manager to Premier in connection with the Acquisition and Rights Issue. Barclays Capital, HSBC and RBC Capital Markets are acting as joint bookrunners in connection with the Rights Issue. The new bank facilities have been provided by a syndicate of banks comprising Lloyds Bank, Bank of Tokyo Mitsubishi, Barclays Capital, HSBC and RBC Capital Markets.

Enquiries

Premier Oil plc	Tel: 020 7730 1111
Simon Lockett	
Tony Durrant	
Deutsche Bank	Tel: 020 7545 8000
Alan Brown	
Andrew Congleton	
Martin Pengelley	
Oriel	Tel: 020 7710 7600
David Arch	
Natalie Fortescue	
Pelham PR	
James Henderson	Tel: 020 7337 1501 / 07774 444 163
Gavin Davis	Tel: 020 7337 1515 / 07910 104 060
Evgeniy Chuikov	Tel: 020 7337 1513 / 07884 606 606

Not for release, publication or distribution in or into Australia, Canada, the Dubai International Financial Centre, New Zealand, the Republic of South Africa, the State of Israel or the United States of America

PREMIER OIL plc
("Premier")

Proposed $505 million acquisition of Oilexco North Sea Limited ("ONSL") (in administration) and rights issue to raise £171 million

25th March 2009

Premier today announces the proposed acquisition of ONSL for $505 million together with a rights issue of New Ordinary Shares to raise approximately £171 million (approximately $252 million) (the "Rights Issue").

Premier has today also released its annual results for the year ended 31 December 2008, contained in a separate announcement.

1 Introduction

Premier (through its wholly owned subsidiary, POGL) has entered into an agreement to acquire ONSL, for a total cash consideration of $505 million (approximately £343 million). ONSL is the principal operating subsidiary of Oilexco Inc., an international oil and gas exploration and development company with interests in the UK North Sea, and will be acquired free of bank debt, historical rig and FPSO commitments.

The Board believes that the Acquisition represents an attractive opportunity for the Company to expand its presence in the North Sea in line with its stated strategy. The Acquisition secures an attractive, high growth North Sea focussed business and delivers synergies with Premier's existing North Sea assets, at a compelling valuation.

The Acquisition and associated fees and expenses will be funded by way of a Rights Issue to raise approximately £171 million (approximately $252 million), new credit facilities and Premier's existing cash resources.

The Acquisition is expected to proceed by way of an acquisition of all the issued share capital of ONSL (the "Share Acquisition"). The Share Acquisition is conditional on the approval by ONSL's unsecured creditors and Oilexco Inc. of the terms of the Company Voluntary Arrangement and the passing of a 28 day objection period, and on the discharge by the court of the administration order over ONSL. If these conditions are not satisfied, Premier (through its wholly owned subsidiary POEL) will instead implement the Acquisition by way of a purchase of assets, acquiring the ONSL Assets on agreed terms, rather than acquiring ONSL itself. Both the Share Acquisition and the Asset Acquisition are conditional on Premier shareholder approval and on Admission.

2 Background to and reasons for the Acquisition and the Rights Issue

The Directors believe that the Acquisition is an opportunity with a compelling strategic, operational and financial rationale and will contribute significantly to the achievement of Premier's strategic objectives. The Acquisition will provide the Enlarged Group with a greater presence in the North Sea, strengthening the Group's existing operations in that area by adding a material package of assets comprising existing producing fields, development projects of existing discovered reserves and a portfolio of exploration prospects, together with high-quality UK operatorship capabilities.

The Directors believe that the Acquisition will represent a material step forward in Premier's development, in particular by:

- Balancing the Enlarged Group by delivering critical mass in a second core area, the North Sea
- Enhancing the Group's reserves, current production and cash flow
- Offering significant overlap with Premier's existing North Sea assets and infrastructure
- Strengthening exploration and appraisal portfolio with acquired North Sea acreage
- Strengthening operational flexibility via significant equity and operatorship positions
- Improving Premier's portfolio of potential development projects
- Allowing Shareholders to benefit from a compelling acquisition valuation
- Ensuring that the Enlarged Group retains a conservative financing structure that allows for future investment

- ***Balancing the Enlarged Group by delivering critical mass in a second core area, the North Sea***

The Acquisition balances the Enlarged Group, delivering critical mass in a second core area, the North Sea, in addition to Premier's South East Asia (Indonesia and Vietnam) business. The Acquisition also rebalances the Group's business mix between high impact Asian exploration and cash generative North Sea production. The enlarged North Sea business, with operations in Aberdeen and Stavanger, will be of a similar operational scale to Premier's Asian business operating from Jakarta and Ho Chi Minh City.

- ***Enhancing the Group's reserves, current production and cash flow***

ONSL's assets will add an additional 60 mmboe of 2P reserves and contingent resources (of which 40 mmboe is expected to be bookable to proved and probable ("2P") reserves by Premier) to Premier's 2P reserve and contingent resources base of 382.3 mmboe (2008 year end). In addition, ONSL's existing producing fields are forecast to add an estimated 13,700 boepd of working interest production in 2009 to Premier's existing production of 36,500 boepd (2008 average).

Given the cash generative nature of the assets to be acquired, the higher levels of near-term production are accretive to Premier's near-term operating cash flows. ONSL's producing cash flow profile is a good financial fit with Premier's current significant investment programme for its three Asian development projects.

- ***Offering significant overlap with Premier's existing North Sea assets and infrastructure***

Premier has been active in the UK North Sea since 1971. The Acquisition is in line with Premier's stated strategy of acquiring additional high quality assets in existing core areas. ONSL's attractive, high growth North Sea focussed E&P assets are complementary to, and bring synergies with, Premier's existing Scott and Moth area interests in the Central North Sea area. The Acquisition also provides the group with an experienced operating team located in Aberdeen.

- ***Strengthening exploration and appraisal portfolio with acquired North Sea acreage***

Upside potential has been identified by ONSL from exploration and appraisal activity conducted by ONSL to date, with around 15 exploration prospects identified in the acreage surrounding ONSL's existing assets with unrisked reserve potential of up to 385 mmboe, as estimated by Oilexco Inc.

- ***Strengthening operational flexibility via significant equity and operatorship positions***

The addition of ONSL's assets to Premier's portfolio will bring significant equity stakes and pre-existing operatorships in UK assets, along with an experienced operating team in Aberdeen with UK-operated development and production competencies. These operatorship and equity positions will provide flexibility for Premier to control the pace and timing of operated capital expenditure programmes in response to varying economic and market conditions. In particular, the Directors believe the Acquisition will allow Premier to participate more effectively in the ongoing consolidation of North Sea assets that Premier believes provides a good opportunity to create value for Shareholders.

- ***Improving Premier's portfolio of potential development projects***

The Acquisition enhances Premier's development portfolio through the addition of ONSL's development base in the Balmoral area with a significant number of future potential developments. The Acquisition also adds Huntington to Premier's pre-development portfolio, and appraisal upside in the Moth and Scott area (Bugle, Blackhorse and Kildare). ONSL's principal developments (Huntington and Moth) are considered by the Directors to be economic at oil and gas prices of around $40/bbl and 32p/therm. The Enlarged Group will also hold a position in field infrastructure at Scott which will facilitate the developments in that area and also provide a strong platform for developing other assets in neighbouring acreage. This will provide a source of future tariff and cost sharing in the Central North Sea area through combining ONSL's interests in the Balmoral complex with Premier's interest in the Scott field infrastructure.

- ***Allowing Shareholders to benefit from a compelling acquisition valuation***

The Acquisition will secure a significant package of North Sea assets at a compelling valuation of less than $8.50/bbl, before (in the case of the Share Acquisition) adjustment for ONSL's substantial unutilised brought forward tax losses of approximately $1 billion. The Directors believe that there are limited opportunities available of this scale in the North Sea and that the Acquisition allows Premier to take advantage of asset valuations at this stage in the oil price cycle. The Acquisition has a highly attractive purchase price of $505 million, compared to the net asset value of 2P reserves (as estimated by independent experts RISC) of approximately $876 million. The pre-administration enterprise value of Oilexco Inc. was $2.7 billion as at 30 September 2008.

- ***Ensuring that the Enlarged Group retains a conservative financing structure that allows for future investment***

The Directors believe that the combination of the Acquisition and the Rights Issue leaves the Enlarged Group conservatively financed, with a robust balance sheet and an estimated $385 million of liquidity in the form of cash and facilities remaining available to draw down at Completion. With cash flow from the ONSL assets arising from current production and the Group's new bank facilities having been successfully negotiated, the Directors believe that Premier has the flexibility to execute both its existing forward development and exploration programme and that of the Enlarged Group. The value within the acquired ONSL portfolio will be underpinned by hedging in line with Premier's current policy.

Strategy of the Enlarged Group

Post completion, Premier's strategy will remain unchanged: to grow production and cash flow, with a medium-term production target of 75,000 boepd; to maintain the Group's high-impact exploration programme within disciplined spending limits; and to focus on selected value adding acquisitions within core areas.

In the short-term, the Premier management team will concentrate on the integration of ONSL, with interim arrangements in place between today and Completion, and intends to maintain ONSL's operatorship capabilities. Premier intends to continue to execute the Group's current Asian portfolio investment programme, where development projects are proceeding. Premier's forthcoming exploration programme will continue as previously announced.

Premier will continue to operate a conservative financing strategy, maintaining adequate levels of liquidity in cash and undrawn facilities. The Group also plans to access longer-term debt facilities in due course and will enter into hedging arrangements for acquired production in line with current Premier policy, while considering selected asset sales from the combined Premier and ONSL portfolios.

3 Information on ONSL

ONSL is an oil and gas exploration and production company active in the United Kingdom, with its producing properties located in the UK Central North Sea. ONSL is a wholly owned subsidiary of Oilexco Inc. and began operating in the North Sea in 2003.

ONSL has a balanced portfolio of offshore UK Central North Sea assets including producing fields (the Balmoral area and Nelson), fields able to be brought onstream in the medium term (Shelley, Huntington) and potentially commercial discoveries (Bugle, Blackhorse, Kildare and Moth) which remain subject to further appraisal. ONSL has material stakes in, and operates, the majority of the 37 offshore licences which it holds. The table in Appendix A sets out details of the principal assets owned by ONSL, all of which are located within the United Kingdom.

ONSL's total production for the year ending 31 December 2009 is expected by Premier to be approximately 13,700 boepd. As at 31 December 2008 ONSL had total 2P reserves and contingent resources of approximately 60 mmboe, of which 40 mmboe is expected to be bookable as 2P by Premier.

A Mineral Expert's Report on ONSL has been prepared by RISC and will be reproduced in full in the Prospectus to be published in due course.

ONSL was placed into administration by its lending banks on 7 January 2009 as a result of the inability of ONSL's parent company, Oilexco Inc., to secure a refinancing of ONSL's business. Ernst & Young LLP, who are acting as administrators to ONSL, have continued to operate the business since the date of entry into administration and the ONSL business has continued to generate positive current cash flow from ongoing operations.

It is Premier's intention following Completion to integrate ONSL's employees, all of whom are based in Aberdeen, with its existing North Sea operations.

ONSL's gross assets as at 31 December 2007 (the most recent date for which audited financial statements for ONSL have been prepared) were $986.8 million, and the loss before tax attributable to those assets, for the year ended 31 December 2007, was $(121.2) million. These figures reflect ONSL's restated financial statements based on Premier's accounting policies.

4 The Acquisition

POGL (a wholly owned subsidiary of Premier) has entered into a conditional agreement (the "Share Acquisition Agreement") to acquire the entire issued share capital of ONSL in a transaction which values ONSL at approximately $505 million.

The Share Acquisition is subject to the approval by ONSL's unsecured creditors and Oilexco Inc. of the CVA, and on the court discharging the administration order over ONSL. While the Directors believe that these conditions will be satisfied and the Share Acquisition will proceed to Completion, POEL (another wholly owned subsidiary of Premier) has entered into a further conditional agreement with the Administrators (the "Asset Acquisition Agreement"), to acquire the ONSL Assets for cash consideration of approximately $415 million (approximately £282 million) if the conditions above are not satisfied. The difference of $90 million (approximately £61 million) in the amounts payable under the two Acquisition Agreements reflects the fact that Premier will not have the benefit of the existing tax losses carried forward within ONSL under the Asset Acquisition.

In view of its size relative to that of Premier, the Acquisition constitutes a Class 1 transaction and accordingly is conditional on Shareholder approval. The Acquisition is also conditional upon Admission. Resolutions to approve the Acquisition and grant the authorities required to implement the Rights Issue will be proposed at an Extraordinary General Meeting of the Company expected to be held in April 2009.

Certain equity stakeholders in a small number of ONSL's operating assets have pre-emption rights over ONSL's stakes in those assets should the Asset Acquisition proceed. In addition, if the Acquisition proceeds by way of Share Acquisition, the Bugle/Blackhorse asset (governed by P815 Licence) is also subject to a right of pre-emption under the relevant joint venture agreements, although this is not material to the transaction as a whole. The Acquisition is not conditional on the waiver of such pre-emption rights, and therefore Premier has no guarantee that if the Acquisition proceeds it will obtain ownership of all or any of the pre-emption assets. However, the payments to be made by POGL or POEL will be reduced if any pre-emption rights are exercised.

The Acquisition has been agreed with an effective date of 28 February 2009 such that certain cash flows accruing between that date and Completion are for the account of Premier. As with any purchase from administrators or receivers, the Acquisition will be on a no warranty and indemnity basis (including as to title).

The total consideration payable to Oilexco Inc. under the Share Acquisition Agreement is $1. However, POGL will also fund the payment by ONSL of a settlement amount of $505 million (the "Settlement Amount") to compromise certain debts and liabilities owed to ONSL's secured and unsecured creditors. Adjustments will be made to the Settlement Amount to account for certain payables and receivables and other items.

The consideration payable by Premier under the Asset Acquisition Agreement is $415 million. Appropriate adjustments will be made to this consideration to account for certain payables and receivables and other items.

The Share Acquisition Agreement and the Asset Acquisition Agreement contain a break fee of $5.05 million, being 1% of the Settlement Amount, in favour of ONSL. The break fee is payable if (i) the Resolutions are not passed by Shareholders at the EGM; or (ii) Admission does not take place by 14 June 2009.

Under the terms of the Share Acquisition Agreement and the Asset Acquisition Agreement, if ONSL's interest in one or more of the Balmoral interest, the Brenda interest, the Nicol interest or the Huntingdon interest is forfeited, revoked or terminated, or notice of forfeiture, revocation, termination is given before Completion, POGL or POEL may terminate the Share Acquisition Agreement or the Asset Acquisition Agreement at its discretion.

The Company has agreed to guarantee the obligations of POGL and POEL under the Acquisition.

5 Financing the Acquisition

The Acquisition and associated fees and expenses (which are estimated to be approximately $38 million) will be funded by way of:

- the Rights Issue;
- new credit facilities comprising a $175 million 18 month acquisition bridge facility, a $225 million 3-year revolving credit facility and $63 million and £60 million 3-year letter of credit facilities (which are conditional on completion of the Acquisition); and
- Premier's existing cash resources.

The Directors believe that the Enlarged Group's balance sheet remains robust, with an estimated $385 million of liquidity in the form of cash and facilities remaining available to draw down at Completion, and will provide the flexibility to execute both Premier's existing planned investment programme and that of the Enlarged Group.

Further details of the new credit facilities will be set out in the Prospectus to be published in due course.

6 Summary of the Rights Issue

Under the terms of the Rights Issue, assuming no options or Convertible Bonds are exercised or converted prior to the Record Date, 35.3 million New Ordinary Shares will be offered by way of rights to Qualifying Shareholders, raising approximately £171 million. The Rights Issue Price of 485 pence per New Ordinary Share represents a discount of approximately 49% to the Closing Price, and approximately 40% to the theoretical ex-rights price of 808 pence based on the Closing Price.

The Rights Issue is being made on the following basis:

4 New Ordinary Shares for every 9 Ordinary Shares

held on the Record Date on the terms and conditions to be set out in the Prospectus. The New Ordinary Shares will, when issued and fully paid, rank pari passu in all respects with Existing Ordinary Shares, including the right to receive in full all dividends and other distributions (if any) thereafter declared, paid or made on the Ordinary Shares. The Rights Issue is conditional upon:

- both the Share Acquisition Agreement and the Asset Acquisition Agreement not having been terminated, and the Acquisition not ceasing to be capable of Completion in accordance with the terms of the Acquisition Agreements prior to Admission;
- the passing of the Resolutions at the Extraordinary General Meeting;
- Admission taking place by not later than 8.00 a.m. on 21 April 2009 (or such later time and/or date as the Underwriters and the Company may agree, being not later than 8.00 a.m. on 6 May 2009); and
- the Underwriting Agreement having become unconditional in all respects (save for the conditions relating to Admission) and not having been terminated in accordance with its terms.

The Rights Issue is not conditional on Completion of the Acquisition. However if, before Admission, the Acquisition Agreements have both been terminated or the conditions to the Acquisition cease to be capable of satisfaction, the Rights Issue will not proceed.

In the unlikely event that the Rights Issue proceeds but Completion does not take place, the Directors' current intention is that the net proceeds of the Rights Issue will be invested in cash or money-market

funds on a short-term basis while the Directors consider how best to return the proceeds of the Rights Issue (after the deduction of acquisition and transaction costs) to Shareholders. Any such return of capital may have tax implications for Shareholders.

The Rights Issue has been fully underwritten by the Underwriters. Details of the underwriting will be set out in the Prospectus to be published in due course.

The New Ordinary Shares will represent approximately 31% of the enlarged issued share capital of the Company following the Rights Issue (assuming no options are exercised under the Premier Share Option Schemes and no Convertible Bonds are converted into Ordinary Shares).

The Rights Issue will result in dilution of 31% if existing Shareholders do not take up any of their rights under the Rights Issue. As a result of the Rights Issue, an adjustment will be made to the price at which the Convertible Bonds can be converted.

Further details of the Rights Issue will be set out in the Prospectus to be published in due course.

7 Current trading and prospects of Premier and ONSL

Premier

Despite volatile markets and the sharp downturn in economic activity, the Directors consider that the Group is in a strong position to maintain its growth profile. Already in 2009, the Group has progressed a number of critical contracts which are now at the centre of its development projects. Premier is about to embark on an extensive exploration and appraisal campaign, which has the potential to have a material impact on the Group.

The quality of the Group's producing assets, underpinned by its financial position, secures its forward cash flows and allows it to progress its exploration and development programmes that could bring very significant upside.

ONSL

Since being placed into administration on 7 January 2009, ONSL's administrators, Ernst & Young, have continued to operate the business on a going concern basis. Whilst new capital investment has been restricted post appointment of the Administrators, the fields on producing licence interests have continued to produce hydrocarbons, and (with the exception of a short planned shutdown on the Balmoral, Brenda and Nicol fields) production and operations have continued. Working interest production for the period from 7 January 2009 (when ONSL was placed into administration) to 23 March 2009 (being the latest practicable date prior to the date of this announcement), averaged 12,200 boepd. In 2009, the Directors intend to bring on line a second producing well on the Nicol field and add a further producing well to the Brenda field. The Directors believe that there are strong prospects for ONSL's assets under Premier's ownership.

8 Extraordinary General Meeting

A notice convening the Extraordinary General Meeting of the Company will be published in due course with the Prospectus. The purpose of the Extraordinary General Meeting will be to seek Shareholders' approval of the Resolutions in connection with the Acquisition and the Rights Issue.

The full text of the Resolutions will be set out in the notice convening the Extraordinary General Meeting.

9 Financial advice

The Board has received financial advice from Deutsche Bank in relation to the Acquisition. In providing its financial advice to the Board, Deutsche Bank has taken into account the Board's assessment of the commercial merits of the Acquisition.

10 Recommendation and voting intentions

The Board considers that the Acquisition and Rights Issue, and each of the Resolutions, are in the best interests of the Company and its Shareholders as a whole. Accordingly, the Board intends to recommend that Shareholders vote in favour of each of the Resolutions, as the Directors intend to do in respect of their own beneficial shareholdings held at the time of the Extraordinary General Meeting, amounting to 133,502 Ordinary Shares in aggregate as at the date of this announcement (representing approximately 0.17% of Premier's existing issued share capital).

11 Directors' intentions in relation to the Rights Issue

Each of the Directors intends to take up in full his rights to acquire New Ordinary Shares under the Rights Issue in respect of his own beneficial shareholdings held at the time of the Extraordinary General Meeting.

Further details in relation to the Acquisition and Rights Issue will be set out in the Prospectus which is expected to be published and sent to Shareholders on or around 3 April 2009, together with a notice convening the Extraordinary General Meeting.

Deutsche Bank is acting as sole financial adviser, global co-ordinator, joint sponsor, joint bookrunner, underwriter and joint corporate broker to Premier in connection with the Acquisition and Rights Issue.

Oriel is acting as joint sponsor, joint corporate broker, co-lead manager and underwriter (in association with Scotiabank Europe) to Premier in connection with the Acquisition and Rights Issue.

Barclays Capital, HSBC and RBC Capital Markets are acting as joint bookrunners and underwriters in connection with the Rights Issue.

The new bank facilities have been provided by a syndicate of banks comprising Lloyds Bank, Bank of Tokyo Mitsubishi, Barclays Capital, HSBC and RBC Capital Markets.

Enquiries

Premier Oil plc Simon Lockett Tony Durrant	**Tel: 020 7730 1111**
Deutsche Bank Alan Brown Andrew Congleton Martin Pengelley	**Tel: 020 7545 8000**
Oriel	**Tel: 020 7710 7600**

David Arch
Natalie Fortescue

Pelham PR
James Henderson Tel: 020 7337 1501 / 07774 444 163
Gavin Davis Tel: 020 7337 1515 / 07910 104 660
Evgeniy Chuikov Tel: 020 7337 1513 / 07894 608 606

Deutsche Bank is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervising Authority) and regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank is acting for Premier and no one else in connection with the Acquisition and the Rights Issue and will not be responsible to anyone other than Premier for providing the protections afforded to clients of Deutsche Bank nor for providing advice in connection with the Acquisition, the Rights Issue or any matters referred to in this announcement.

Oriel, which is authorised and regulated in the UK by the Financial Services Authority, is acting for Premier and no one else in connection with the Acquisition and the Rights Issue and will not be responsible to anyone other than Premier for providing the protections afforded to clients of Oriel nor for providing advice in connection with the Acquisition, the Rights Issue or any matters referred to in this announcement.

Barclays Capital, HSBC and Royal Bank of Canada Europe (which trades as RBC Capital Markets), which are authorised and regulated in the UK by the Financial Services Authority, are acting for Premier and no one else in connection with the Rights Issue and will not regard any other person (whether or not a recipient of this announcement) as a client in relation to the Rights Issue and will not be responsible to anyone other than Premier for providing the protections afforded to their respective clients or for providing advice in relation to the Rights Issue or any matters referred to in this announcement.

Apart from the responsibilities and liabilities, if any, which may be imposed on Deutsche Bank, Barclays Capital, HSBC, Oriel and RBC Capital Markets by the Financial Services and Markets Act 2000, none of Deutsche Bank, Barclays Capital, HSBC, Oriel nor RBC Capital Markets accepts any responsibility whatsoever for the contents of this announcement, including its accuracy, completeness or verification, or for any other statement made or purported to be made by it, or on its behalf, in connection with Premier, the nil paid rights, the fully paid rights or the New Ordinary Shares or the Rights Issue. Each of Deutsche Bank, Barclays Capital, HSBC, Oriel and RBC Capital Markets accordingly disclaim all and any liability whether arising in tort, contract or otherwise (save as referred to above) which they might otherwise have in respect of this announcement or any such statement.

This announcement is not for release, publication or distribution (directly or indirectly) in or into Australia, Canada, the Dubai International Financial Centre, New Zealand, the Republic of South Africa, the State of Israel or the United States of America or any other jurisdiction in which the distribution or release would be unlawful (the "Excluded Territories"). It does not constitute an offer of securities for sale any where in the world, including in or into the Excluded Territories.

This announcement does not constitute a prospectus or offering memorandum or an offer in respect of any securities and is not intended to provide the basis for any decision in respect of Premier or any other entity and should not be considered as a recommendation that any investor should subscribe for or purchase any such securities. Neither the issue of this announcement nor any part of its contents constitutes an offer to sell or invitation to purchase any securities of Premier or any other entity or any persons holding securities of Premier and no information set out in this announcement or referred to in other written or oral information is intended to form the basis of any contract of sale, investment decision or any decision to purchase any securities in it. An investment decision must be made solely on the basis of the Prospectus. Copies of the Prospectus will be available from the registered office of Premier. The Prospectus will include a description of risk factors relevant to Premier.

The securities described in this announcement, when and if offered, will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any state or foreign securities laws and may not be offered or sold within the United Sates or to, or for the account or benefit of, US persons absent registration or applicable exemption from registration thereunder.

This announcement does not constitute an offer of nil paid rights, fully paid rights, Ordinary Shares or provisional allotment letters to any Shareholder with a registered address in, or who is resident in, the Excluded Territories. This announcement does not constitute an offer to sell or a solicitation of an offer to buy Ordinary Shares or to take up entitlements to nil paid rights in any jurisdiction in which such offer or solicitation is unlawful.

The distribution of this announcement, the Prospectus and/or the provisional allotment letters and/or the transfer or offering of nil paid rights, the fully paid rights, and the New Ordinary Shares into jurisdictions other than that United Kingdom is or may be restricted by law. Persons into whose possession this announcement or any such document comes should inform themselves

about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

The contents of this announcement must not be construed as legal, business, tax or investment advice. Each prospective investor should consult his, her or its own legal adviser, financial adviser, tax adviser or independent financial adviser for legal, financial, tax or investment advice.

The price and value of securities can go up as well as down. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant, fund manager or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom, or, if you are not, from another appropriately authorised independent financial adviser.

Neither the content of Premier's website (or any other website) nor the content of any website accessible from hyperlinks on Premier's website (or any other website) is incorporated into, or forms part of, this announcement.

This announcement has been prepared for the purposes of complying with applicable law and regulation in the United Kingdom and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the United Kingdom.

This announcement contains or incorporates by reference 'forward-looking statements' regarding the belief or current expectations of Premier, its directors and other members of its senior management about Premier's businesses and the transactions described in this announcement. Generally, words such as "may", "could", "will", "expect", "intend", "estimate", "anticipate", "believe", "plan", "seek", "continue" or similar expressions identify forward-looking statements.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of Premier and are difficult to predict, that may cause actual results to differ materially from any future results or developments expressed or implied from the forward-looking statements. Such risks and uncertainties include the effects of continued or increasing volatility in international financial markets, economic conditions both internationally and in individual markets in which Premier operates, and other factors affecting the level of Premier's business activities and the costs and availability of financing for Premier's activities.

Any forward-looking statement contained in this announcement based on past or current trends and/or activities of Premier should not be taken as a re-announcement that such trends or activities will continue in the future. No statement in this announcement is intended to be a profit forecast or to imply that the earnings of Premier for the current year or future years will necessarily match or exceed the historical or published earnings of Premier.

Each forward-looking statement speaks only as of the date of the particular statement. Premier expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Premier's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Appendix A
ONSL Licence Interests

Licence	Block	Operator	Equity (%)	Field
P032[5]	30/17a	Maersk	6.45%	Janice, James
P077	22/12a	Shell	50.00%	Nelson[2]
P087[4]	22/7	ONSL	46.50%	Nelson[2]
P101[6]	23/21 (Moth earn-in area)	BG	50.00%	
P1042	15/25b	ONSL	100.00%	Brenda
P1043	15/25c	ONSL	100.00%	
P1089	14/28a, 14/29b	ONSL	45.00%	
P1095	16/21b	Maersk	50.00%	
P110[6]	22/14a, 22/14aF1	ONSL	25.04%	
P1104	21/4b	Maersk	45.00%	
P1114	22/14b, 22/19b	ONSL	40.00%	
P1157	15/25e, 15/26e	ONSL	100.00%	
P1181	23/22b	Premier	32.50%	
P119	15/29a	ONSL	60.00%	
P1220	21/23a	ONSL	65.00%	
P1260	22/2b	ONSL	100.00%	
P1295	14/23b	ONSL	45.00%	
P1298[7]	15/26b	Nexen	50.00%[4]	
P1420	22/13b	ONSL	72.70%	
P1430	28/9, 28/10c	ONSL	50.00%	
P1431	29/6b	ONSL	100.00%	
P1457	13/20, 14/16, 14/17a, 14/21b, 14/22b	ONSL	55.00%	
P1466	15/24c, 15/25f	Premier	75.00%	
P1467	15/25d	Maersk	50.00%	
P1498	13/14, 13/15	ONSL	55.00%	
P1555	22/3a	ONSL	100.00%	
P185[4]	15/22	Nexen	40.00%	
P201(4)	16/21a (including 16/21aF1, 16/21aF2, 16/21b)	ONSL	85.00%	Balmoral(1), Glamis, Stirling(3)
P213[8]	16/26UPF2	ONSL	100.00%	
P233[9]	15/25a	ONSL	70.00%	Nicol
P295[5]	30/16	Maersk	6.45%	
P300	14/26a	BG	70.00%	
P344(4)(7)	16/21b (including 16/21bF1), 16/21b, 16/21c (including 16/21cF1)	ONSL	44.20% 55.00% 44.20%	Balmoral(1), Northern, Stirling(3)
P489	15/23b	Nexen	50.00%	
P640	15/24b	ConocoPhillips	50.00%	
P811[4]	13/30b	BG	70.00%	
P815[5][7]	15/23d, 15/23e	Nexen	41.00%	

Notes:
(1) Unitised share of 78.11%
(2) Unitised share of 1.67%
(3) Unitised share of 88.68%
(4) Subject to pre-emption in the case of the Asset Acquisition Agreement
(5) Subject to pre-emption in the case of the Asset Acquisition Agreement and the Share Acquisition Agreement
(6) Outstanding earn-in interests
(7) Conditional farm-out obligations
(8) Outstanding earn-in interests under a sale and purchase agreement
(9) Conditional earn-in obligations

Appendix B
Definitions

2P	the sum of proved and probable reserves or in-place quantities
Acquisition	the proposed acquisition of the entire issued share capital of ONSL or the ONSL Assets pursuant to the Share Acquisition Agreement or the Asset Acquisition Agreement
Acquisition Agreements	the Share Acquisition Agreement and the Asset Acquisition Agreement
Administrators	Roy Bailey, Alan Robert Bloom, Colin Peter Dempster and Thomas Merchant Burton, each of Ernst & Young LLP of 1 More London Place, London SE1 2AF
Admission	admission of the New Ordinary Shares, nil paid, to the Official List and to trading on the main market for listed securities of the London Stock Exchange
Asset Acquisition	the proposed purchase of ONSL Assets
Asset Acquisition Agreement	the conditional asset acquisition agreement dated 25 March 2009 between POEL, the Administrators, ONSL and ONSEL relating to the Asset Acquisition
Barclays Capital	Barclays Bank PLC
Board or Directors	the directors of the Company
Boe	barrels of oil equivalent
Boepd	barrels of oil equivalent per day
Closing Price	the closing, middle market quotation of an Ordinary Share on 24 March 2009, the latest practicable date prior to the publication of this announcement
Company or Premier	Premier Oil plc
Completion	completion of the Acquisition
Company Voluntary Agreement or CVA	the proposed company voluntary arrangement procedure in relation to ONSL pursuant to Part 1 of the Insolvency Act 1986 (as amended)
Convertible Bonds	the US$250,000,000 2.875% guaranteed convertible bonds issued by Premier Oil Finance (Jersey) Limited pursuant to a subscription agreement dated 30 May 2007
Deutsche Bank	Deutsche Bank AG, London Branch

E&P	exploration and production
Enlarged Group	the Company together with its subsidiaries and subsidiary undertakings, as enlarged by the Acquisition
Existing Ordinary Shares	the existing issued Ordinary Shares prior to the Rights Issue
Extraordinary General Meeting	the extraordinary general meeting of the Company to be convened pursuant to the notice to be set out at the end of the Prospectus
FPSO	Floating Production, Storage and Offloading Vessel
Group	the Company together with its subsidiaries and subsidiary undertakings, prior to Completion
HSBC	HSBC Bank plc
Mineral Expert's Report	the expert's report to be published in the Prospectus in due course
mmboe	million barrels of oil equivalent
New Ordinary Shares	the Ordinary Shares to be issued pursuant to the Rights Issue
ONSEL	Oilexco North Sea Exploration Limited
ONSL	Oilexco North Sea Limited (in administration)
ONSL Assets	the assets comprising the business of ONSL and ONSEL
Ordinary Shares	Existing Ordinary Shares and/or New Ordinary Shares, as the context requires
Oriel	Oriel Securities Limited when used in connection with the role of Joint Sponsor, Joint Broker and Co-Lead Manager and Oriel Securities Limited (in association with Scotiabank Europe PLC) when used in connection with the role of Underwriter
p/therm	United Kingdom Sterling pence per therm
POEL	Premier Oil Exploration Limited
POGL	Premier Oil Group Limited
Premier Share Option Schemes	the share option schemes and other similar arrangements of the Company existing as at the date of this announcement
Prospectus	the prospectus (incorporating a Class 1 acquisition circular) to be sent to Shareholders in connection with the Acquisition and Rights Issue

Qualifying Shareholders	holders of Ordinary Shares on the register of members of the Company on the Record Date
RBC Capital Markets	Royal Bank of Canada Europe Limited
Receivers	Roy Bailey and Alan Robert Bloom, each of Ernst & Young LLP of 1 More London Place, London SE1 2AF
Record Date	the record date for the Rights Issue, to be specified in the Prospectus
Resolutions	the resolutions to be proposed at the Extraordinary General Meeting
Rights Issue	the proposed offer by way of rights to Qualifying Shareholders to acquire New Ordinary Shares, on the terms and conditions to be set out in the Prospectus
RISC	RISC UK Limited
Scotiabank Europe	Scotiabank Europe plc
Share Acquisition	the proposed acquisition of the entire issued share capital of ONSL
Share Acquisition Agreement	the conditional share purchase agreement dated 25 March 2009 between Oilexco Inc., the Receivers, ONSL, the Administrators and the POGL
Shareholder	holder(s) of Ordinary Shares
Underwriters	Deutsche Bank, Oriel, Barclays Capital, HSBC and RBC Capital Markets
Underwriting Agreement	the conditional underwriting agreement dated 25 March 2009 between the Company and the Underwriters relating to the Rights Issue
$/bbl	United States Dollars per barrel

Appendix C
Sources and bases of calculation

In this press release, unless otherwise stated or the context otherwise requires, the following sources and bases of information have been used:

(a) all figures in Sterling have been translated into United States Dollars at an exchange rate of $1.4734 per £1 and all figures in United States Dollars have been translated into Sterling at an exchange rate of £0.6787 per $1.

(b) all figures stating an amount of oil reserves or production for Premier represent the lower of (i) Board estimates of such figures; and (ii) the equivalent figures as independently certified for the Company.

(c) all figures stating an amount of oil reserves or production for ONSL represent the lower of (i) Board estimates of such figures; and (ii) the equivalent as included in the RISC report commissioned by the Company.

(d) production numbers, throughout this announcement, are based on full-year production (to be adjusted depending on date of completion); figures do not include Shelley.

(e) the purchase price equivalent to less than $8.50/bbl is calculated as acquisition price divided by 2P reserves and contingent resources of 60 mmboe.

(f) net asset value of proved plus probable reserves is based on RISC's economic analysis of the net NPV of discounted cash flows at a 10% discount rate using forward curve oil prices, taking into account future production estimates of assessed reserves/resources and forecasts of future capital and operating costs.

(g) the enterprise value for Oilexco Inc. is based on the market value of Oilexco Inc.'s shares as at 30 September 2008 of $2.2 billion sourced from Thomson Datastream plus net debt of $0.5 billion as at the same date sourced from Oilexco Inc.'s interim report for the nine months ended 30 September 2008.

(h) the figure of 385 mmboe for unrisked prospective oil resources is an internal Oilexco Inc. estimate and has not been verified by RISC.

(i) the working interest production figure for ONSL for the period from 7 January 2009 to 23 March 2009 has been provided by the Administrators.

(j) the cash constituent of the $385 million of liquidity at Completion has been sourced from Premier's internal management accounts as at 28 February 2009

(k) all figures stating an amount in $ should be taken to refer to United States Dollars

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier")

Trading and Operations Update
15th January 2009

Premier today provides a trading and operations update ahead of its 2008 Preliminary Results, which will be announced on Thursday 26th March 2009.

Simon Lockett, Chief Executive, commented:

"Our strong financial performance in 2008 and a healthy balance sheet put us in a position to move forward with our growth plans and in addition to take advantage of an increasing set of new investment opportunities. We are actively reviewing all of our development projects to optimise the trade-off between volatile, mostly falling costs and project schedules to ensure they are economically robust in the new environment.

Exploration success in Egypt and Pakistan marks an encouraging start to our year."

CURRENT TRADING OPERATIONS

Production

Estimated average production for the full year 2008 was 36.5 kboepd (2007: 35.8 kboepd) in line with previous guidance. In the UK, the Wytch Farm and Kyle fields performed strongly but production performance from the Scott field in the fourth quarter was affected by a programme of turbine maintenance work. Both Pakistani and Indonesian fields saw strong demand from gas customers, coupled with good production performance.

Registered number: SC234781 Registered office: 4th Floor, Saltire Court, 20 Castle Terrace, Edinburgh EH1 2EN, United Kingdom

Estimated group production by field	2008			2007
FIELD	Oil (kbopd)	Gas (mmscfd)	Total (kboepd)	Total (kboepd)
Scott/Telford	3.2	1.7	3.5	3.7
Wytch Farm	2.9	0.4	3.0	3.0
Kyle	1.8	3.4	2.5	2.5
Fife Area	0.3	-	0.3	0.7
Total UK	**8.2**	**5.5**	**9.3**	**9.9**
Anoa	0.6	39.9	8.4	8.2
Kakap	1.1	10.2	3.3	3.8
Total Indonesia	**1.7**	**50.1**	**11.7**	**12.0**
Bhit/Badhra	0.0	18.9	3.2	2.8
Kadanwari	0.0	7.0	1.2	1.3
Qadirpur	0.0	25.7	4.1	4.0
Zamzama	0.3	40.8	6.1	4.6
Total Pakistan	**0.3**	**92.4**	**14.6**	**12.7**
Chinguetti	1.0	-	1.0	1.2
TOTAL	**11.2**	**148.0**	**36.5**	**35.8**

The group is currently undertaking an active infill drilling programme on a number of its producing fields. In the UK, a four-well programme is under way on Scott and is expected to add 800 bopd (net) to production in 2009. On Wytch Farm, the A12 sidetrack well exceeded expectations and will be on production shortly. Three infill wells are planned for 2009 together with a five-well work over programme. These are expected to contribute 500 bopd (net), and to largely offset natural field decline in 2009.

In Pakistan, commissioning of the enhanced gas capacity project on Qadirpur commenced in December and is now expected to complete by the end of January. This should facilitate an incremental 800 boepd (net) of production. The 2009 programme includes a further five development wells and a wellhead compression project. On Kadanwari, the K-17 well tie-in was completed ahead of schedule and first gas was achieved on 30th December. A further three wells are planned for 2009. On Bhit, the Bhit-12 well is now on-stream. On Zamzama, Phase 2 was commissioned and came on-stream in December. Tie-in of the Zamzama North well is in progress with first gas anticipated in February.

Oil and Gas Pricing
The average oil price realised for 2008 was $94.3 per barrel (2007: $72.3 per barrel) with cargoes sold at an average $0.42 per barrel premium to Brent.

Average gas prices for our principal gas producing areas for 2008 were:

$/MCF	2008	2007
Indonesia	15.2	11.3
Pakistan	3.5	3.0

The group is protected from reductions in commodity prices from the current levels by its programme of long-term hedges. These provide a floor at an average price level equivalent to $40 per barrel for approximately one third of group production (excluding production from Pakistan which is not generally sensitive to oil price fluctuations).

Hedging contracts relating to High Sulphur Fuel Oil (HSFO) which underpin the Singapore gas contracts are marked-to-market at year-end and will generate additional non-cash 2008 income of $21 million (pre-tax).

Balance Sheet Position
As a result of the continuing positive operating cash flows, the group has maintained its strong balance sheet, with year-end cash resources estimated at $320 million and an undrawn bank facility of $275 million. The net cash position at year-end is expected to be $114 million, assuming a valuation of the outstanding convertible bond of $202 million.

DEVELOPMENT ASSETS

As previously announced, 2008 saw significant progress in all of our major development projects in terms of project approvals, both at partner and government levels, gas and transportation agreements and key supplier contracts. Completion of the three projects in Indonesia and Vietnam will increase Premier's production beyond its stated target of 50,000 bopd.

Detailed development plans for all of our major projects have been under review in the light of the significant volatility in oil and gas commodity prices and the tight financing environment seen over the last six months. We have recently completed various tender processes and while raw material and supplier service costs, particularly rig rates, are generally declining, this is not yet the case in all areas. In addition, some of our contractors are seeing delays in securing their own financing requirements.

Specific updates, by project, are as follows:

1. Gajah Baru (Premier 28.67%, operator)

The tender process for the EPCI contract for the Gajah Baru platforms has been completed and the contract award is awaiting partner and BPMigas approval. The market for platform fabrication and installation in SE Asia has remained tight and these platforms will be more expensive than forecast and will take slightly longer to build than planned. However rig rates have reduced and development drilling costs have been lowered. The net effect of all these changes on total capex for the project is an estimated increase of 10-15% and a delay in the first gas date from very late in 2010 to mid-2011. This is still in advance of the contractual obligation under GSA2 with the gas buyer in Singapore. Signature of the transportation agreements which support the gas sales agreements with customers on Batam Island, Indonesia (GSA3 and GSA4) is targeted for later in January.

2. Chim Sáo (Premier 37.5%, operator)

All joint venture and government approvals for the project were achieved in late 2008 and construction work on the first wellhead platform has commenced in Vietnam under an Interim EPCI Agreement. The proposed FPSO contractor is in the process of securing funding for the provision of an FPSO for leasing to the field owners, and final execution of both the FPSO lease agreement and the EPCI contract await conclusion of this process. Premier, on behalf of the partnership group, is co-operating with the contractor to assist in identifying funding sources. However, further slippage in this process will cause deferral of first oil on the project into 2011. Indicative rig rates for the development drilling phase, based on preliminary tender enquiries, are lower than previously held estimates.

3. North Sumatra (Premier 41.67%)

The PSC for Block A in North Sumatra is being amended in line with the (new) standard PSC for Indonesia and is expected to be signed shortly. To compensate for changes in the PSC terms an amendment to the existing gas sales agreement will also be signed. The revised gas sales price

will have an increased floor of $6.50/MMBtu. The net effect of these changes is neutral in net present value terms. It is expected that following the revisions to these contracts, the development project will proceed as previously advised with first gas from the Alur Rambong field in 2010 and the Alur Siwah field in 2011.

4. Frøy (Premier 50%)

The Frøy field partners have been awarded a 10-year licence extension. The field development plan which was submitted in late 2008 is still under review by the Norwegian Oil Ministry. The contractor which is providing the JUDPSO has indicated that there will be delays in obtaining the necessary financing for this production facility. Accordingly it is not expected that final project sanction will occur until later in 2009. In the meantime work will focus on seeking cost reductions and identifying third party volumes that can be developed over the Frøy facility.

EXPLORATION AND APPRAISAL ASSETS

Testing operations have been and are currently under way on our discoveries on the Qadirpur block in Pakistan and the Al Amir block in Egypt.

Pakistan

Testing of the Qadirpur Deep discovery resumed in November. The Qadirpur Deep-1 well was initially drilled in 2007 to a depth of 4,703 metres discovering gas in several zones before being suspended when higher than anticipated temperatures and pressures were encountered. The deeper zones have yielded good quality hydrocarbons flowing at 4.5 mmscfd. Results are being evaluated to consider stimulation options for enhancing the reservoir deliverability and a further deep appraisal well is expected to be drilled later this year.

Egypt

In December, the 2005 Al-Amir-1 discovery well was re-entered and sidetracked in order to re-appraise the well as a potential producer. The sidetrack drilled to a total vertical depth of 5,270 feet, confirmed and tested this pay zone and has also encountered a second, deeper pay zone. The upper zone has been tested with a sustained rate of 416 bopd, 16° API and the lower pay zone will be tested and confirmed when the well is brought into commercial production. Development plans to bring the wells into early production have been submitted to EGPC.

In addition, following the successful Al-Amir SE-1 discovery in October, an appraisal well on Al-Amir SE has been drilled encountering two Kareem sandstones with 42ft of net pay. The well has flowed from one zone at an average rate of 5,785 bopd of approximately 40° API oil with 7.8 mmscfd of gas on a 64/64 inch choke. After testing is completed, the well will be used as a future producer.

Licence awards

Premier has been awarded a 70% interest and operatorship of Block 7/7b in the Norwegian APA 2008 licence round. Participation in this block is an opportunity to develop the Ula Jurassic sandstone play proven by the Moth well on Block 23/21 and the Corrie discovery on Premier-operated Block 23/22b across the UK/Norwegian median line.

Exploration programme

2008 exploration spend was approximately $75 million (pre-tax), less than planned largely due to the deferral of the Bream well into 2009. Planned spend for 2009 is around $100 million (pre-tax).

A programme of around 20 exploration and appraisal wells is planned for the period to mid-2010. The timing of additional wells in Vietnam, Indonesia, UK, Norway and Congo is dependent on rig slots and preceding third party programmes.

The current firm well schedule for 2009 is shown below.

2009 Firm Programme				
Country	**Well**	**Estimated Timing**	**Licence Interest**	**Prospect Size (Gross)**
Pakistan	Bado Jabal-1 (Badhra Deep)	1Q	6%	2 tcf
Egypt	Shehab-1X	1Q	10%	TBC
Egypt	Exploration well 2	1Q	10%	TBC
Pakistan	Kadanwari K-19	2Q	16%	50 bcf
Norway	Grosbeak North	2Q	40%	100 mmbbls
Vietnam	07/03 – Alpha	2Q	45%	60 mmbbls*,†
Indonesia	Anoa-Deep	2Q	29%	150 bcf
Norway	Bream	2Q	20%	50 mmbbls
Congo	Frida	3Q	32%	170 mmbbls
Vietnam	07/03 – Beta	4Q	45%	60 mmbbls†
Norway	Greater Luno	4Q	30%	150 mmbbls

*fault compartment within large structural trend

†well location subject to final approvals

ENQUIRIES

Premier Oil plc **Tel: 020 7730 1111**

Simon Lockett

Tony Durrant

Pelham PR

James Henderson **Tel: 020 7743 6673 / 07774 444 163**

Gavin Davis **Tel: 020 7743 6677 / 07910 104 660**

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

Annual Results for the year ended 31 December 2008

Premier is a leading FTSE 250 independent exploration and production company with gas and oil interests in Asia, Middle East-Pakistan, the North Sea and West Africa. Our strategy is to add significant value through exploration and appraisal success, astute commercial deals, and asset management.

Highlights

Operational

- Production increased to 36.5 kboepd (2007: 35.8 kboepd)
- Reserves increased by 7.5 per cent to 228 mmboe (2007: 212 mmboe). Reserves and resources increased to 382 mmboe (2007: 369 mmboe). Reserves replacement of 223 per cent
- Material progress on major development projects commercialising past exploration successes and acquisitions
- Seven successful out of 14 exploration and appraisal wells drilled
- New exploration acreage awarded in Norway and Vietnam

Financial

- Operating cash flow up 31 per cent to US$352.3 million (2007: US$269.5 million)
- Operating profit up 19 per cent to US$261.7 million (2007: US$219.4 million)
- Record profit after tax of US$98.3 million (2007: US$39.0 million), after deducting a non-cash write down of US$31.9 million on the Chinguetti field
- Financing in place to fund development programme of ~US$800 million in 2009-2011
- Strong balance sheet with cash resources of US$323.7 million (2007: US$332.0 million) and net cash of US$117.3 million (2007: US$79.0 million). Undrawn cash facilities at year-end were US$275 million (2007: US$222 million)

2009 Outlook

- As separately released today, Premier announces the proposed acquisition of Oilexco North Sea Ltd and a Rights Issue of new Ordinary Shares to raise approximately £171 million
- Stable production from existing assets supported by hedging floors at US$40/bbl in 2009 and US$50/bbl in 2010 and 2011
- Continuing substantial progress on three major projects expected to add 25,000 boepd over the next two to three years
- Capturing capex savings in major projects as a result of falling costs
- Forthcoming key wells in Vietnam, Congo and Norway as part of our extensive exploration and appraisal programme
- As separately released today, Premier announces that Andrew Lodge will join Premier's Board on 20 April 2009 as Exploration Director. Robin Allan, currently Director of Business Development, will transfer to Singapore as Director – Asia, with effect from 1 June 2009

"Premier's record profits for 2008 reflect strong production and high oil and gas prices. Despite volatile markets the group is extremely well placed to fund the forthcoming capital expenditures and deliver medium-term growth."

Sir David John, Chairman

Simon Lockett, Chief Executive

25 March 2009

ENQUIRIES

Premier Oil plc **Tel: 020 7730 1111**

Simon Lockett

Tony Durrant

Pelham PR

James Henderson **Tel: 020 7743 6673 / 07774 444 163**

Gavin Davis **Tel: 020 7743 6677 / 07910 104 660**

A presentation to analysts and investors will be held at 11.00am today at the offices of Premier Oil, 23 Lower Belgrave Street, London SW1W 0NR. A live webcast of this presentation will be available via Premier's website at www.premier-oil.com.

CHAIRMAN'S STATEMENT

Financial and operating performance

Strong oil and gas prices, notably in the first half of the year, generated sales revenues of US$655.2 million in 2008 (2007: US$578.2 million) supported by high levels of demand from our gas customers in Singapore and Pakistan. Average production for the year rose 2 per cent to 36,500 barrels of oil equivalent per day (boepd) (2007: 35,750 boepd) with good production performance across our fields in the UK, Pakistan and Indonesia.

Operating cash flow after tax was US$352.3 million (2007: US$269.5 million), more than sufficient to fund our investments in exploration and development projects during the year and repay our bank borrowings. As a result our cash resources at 31 December 2008 were US$323.7 million (2007: US$332.0 million) and our cash facilities undrawn at US$275.0 million (2007: US$222.0 million). Operating profit rose for the fourth year running to US$261.7 million (2007: US$219.4 million). Profit before tax for the year was US$277.6 million, an 89 per cent increase on the previous year (2007: US$147.0 million), resulting in a 152 per cent increase in profit after tax to US$98.3 million (2007: US$39.0 million).

Oil and gas proven and probable booked reserves increased to 228 million barrels of oil equivalent (mmboe) (2007: 212 mmboe). Contingent resources, representing potential reserves not yet booked, are 154 mmboe, so that total reserves and resources have increase in the year by 3 per cent to 382 mmboe. Significant reserve additions included the booking of reserves from the Chim Sáo oil and gas field in Vietnam and an increase in our Indonesian Anoa field reserves of around 60 billion cubic feet (bcf), net to Premier, following strong production performance.

Considerable progress was made in advancing our three major development project approvals in the second half of 2008. Our project teams in Indonesia and Vietnam are now intensively engaged in the execution phase of these development plans. Together these three development projects are expected to add 25,000 boepd of production to Premier over the next two to three years.

Our exploration programme in 2008 delivered seven successes from 14 exploration and appraisal wells. Notable successes included appraisal wells on Chim Sáo in Vietnam and on the Banda gas field in Mauritania. There have also been a series of successful wells on the NW Gemsa permit in Egypt, where first production of oil commenced during February.

In 2009, we will return to our programmes in Vietnam and Indonesia, drill our first wells in Norway and Congo and continue to exploit our existing acreage in Pakistan and Egypt.

Our efforts to maintain the highest levels of health, safety and environmental performance standards have been successful and have seen us exceed expectations in several areas. Judged across a range of industry accepted metrics, Premier's 2008 operations recorded our best safety performance to date, received an HSE Award from Petro Vietnam for operational excellence in Vietnam and had our environmental compliance performance rating upgraded to 'Green' by the Ministry of the Environment for its operations in Indonesia. We continue our drive for continuous performance improvement in these areas.

Shareholder returns

In the face of falling stock markets and the sharp decline in the price of oil, Premier's share price dropped by 25 per cent in 2008, nevertheless outperforming the price of Brent which fell 64 per cent from US$97/bbl at the beginning of the year to end the year at US$35/bbl. We continued with our policy of selectively utilising cash resources to buy-back shares where justified on valuation grounds and where this has a favourable impact on market valuation. During the second half of the year we acquired a total of 2.8 million shares at an average cost of £9.04 per share. Over the five year period to 31 December 2008, Premier shares increased in value by 116 per cent.

Outlook

Despite volatile markets and the sharp downturn in economic activity, the group is in a strong position to maintain its growth profile. Already in 2009 we have progressed a number of critical contracts which are now at the centre of our development projects. We are about to embark on an extensive exploration and appraisal campaign, which has the potential to have a material impact on the group.

The quality of our producing assets, underpinned by our financial position, secures our forward cash flows and allows us to progress our exploration and development programmes that could bring very significant upside.

Sir David John KCMG
Chairman

CHIEF EXECUTIVE'S REVIEW

Production and reserves

Significant progress has been achieved during 2008 in all our major development projects. Project approvals at partner and government levels have been secured together with negotiation of gas and transportation agreements and key supplier contracts. This activity has positioned the group for success in the completion of our three projects in Indonesia and Vietnam. These, together with an ongoing programme of infill drilling and de-bottlenecking on our existing production portfolio, are expected to increase Premier's production beyond its stated target of 50,000 boepd.

Average production for the full year 2008 was 36,500 boepd (2007: 35,750 boepd), in line with previous guidance. In the UK, production performance from the Scott field was affected by maintenance work in the fourth quarter but the Wytch Farm and Kyle fields performed strongly. In addition, both Pakistani and Indonesian fields saw strong demand from gas customers coupled with good production performance.

Production (boepd)	Working interest		Entitlement	
	2008	2007	**2008**	2007
Asia	**11,700**	12,000	**7,100**	7,900
Middle East-Pakistan	**14,550**	12,700	**14,550**	12,700
North Sea	**9,300**	9,850	**9,300**	9,850
West Africa	**950**	1,200	**800**	1,000
Total	**36,500**	35,750	**31,750**	31,450

As at 31 December 2008 proven and probable reserves, on a working interest basis, based on Premier and operator estimates, were 228 mmboe (2007: 212 mmboe).

	Proven and probable reserves (mmboe)	2P Reserves and 2C contingent resources (mmboe)
Start of 2008	212	369
Production	(13)	(13)
Net additions and revisions	29	26
End of 2008	**228**	**382**

At year-end, reserves comprised 22 per cent liquids and 78 per cent gas. The equivalent volume on an entitlement basis amounted to 198 mmboe (2007: 188 mmboe) based on a price assumption of US$60/bbl Brent (2007: US$60/bbl Brent).

Booked reserve additions and revisions include the Vietnamese Chim Sáo field where all joint venture and government approvals were achieved in late 2008 and construction work on the first wellhead platform has commenced. This has resulted in the booking of reserves for this asset for the first time this year. In addition, there has been an increase in the Indonesian Natuna Sea Block A reserves resulting from a comprehensive subsurface re-evaluation of the strong and consistent production performance from the Anoa field. Other reserve additions include an increase to our Pakistan portfolio in response to integrated reservoir studies conducted during the year. Contingent resources at year-end remained steady at 154 mmboe (2007: 157 mmboe), the successful commercialisation of the Chim Sáo field being offset mainly by improved definition of undeveloped assets in Indonesia.

Exploration and appraisal

Premier participated in 14 exploration and appraisal wells in 2008, of which seven were successful. Successes included: appraising the reserves base in the Chim Sáo discovery (Vietnam); appraising the gas volumes in the Banda field (Mauritania); step-out drilling adding reserves to the Kadanwari field (Pakistan); and making a new oil discovery at Al Amir SE (Egypt). We acquired over 4,250km of new 2D seismic and 600km² of 3D to advance our exploration interpretations in preparation for 2009/2010 drilling. We have also acquired new licences in Vietnam and Norway.

Our exploration cash spend on drilling and seismic activities in 2008 totalled US$90.5 million on a pre-tax basis (2007: US$104.7 million). Estimated post-tax expenditure was US$63.9 million.

In Vietnam our Chim Sáo North appraisal well (12W-CS-2X) in the Block 12W Production Sharing Contract (PSC) confirmed the northern extension of the Chim Sáo field allowing development sanction to proceed. Further south in the block we drilled two exploration wells and an exploration sidetrack. The Chim Ung well and the Chim Công well were both oil discoveries, confirming the southward extension of the exploration play but are currently considered sub-commercial. In Premier's adjacent operated block, the Block 07/03 PSC, a 1,525km 2D survey has been acquired and a rig contracted for 2009 drilling.

Premier also had an active year in Indonesia, acquiring 2D seismic in the Tuna and Buton PSCs (2,400km and 300km respectively) and reprocessing data in our North Sumatra Block A acreage. These data are being interpreted and work is progressing towards drilling in all licences.

In Pakistan we started testing in the successful Qadirpur Deep-1 well, flowing 4.5 million standard cubic feet per day (mmscfd) of high quality gas from hitherto undrilled reservoir zones below the Qadirpur field. Production from this zone is expected onstream during 2009. In the

Kadanwari licence the K-17 well made a discovery in a fault block to the south west of the main field; the well is being placed on production at an expected rate of up to 25 mmscfd.

A new discovery, Al Amir SE, in the NW Gemsa licence in Egypt, tested over 3,000 barrels of oil per day (bopd) from Kareem sandstones and an appraisal well, drilled at year-end, tested 5,785 bopd. Both wells were completed and production has already commenced.

Premier farmed out part of its licence equity for a full carry of our drilling costs on a high risk prospect in our UK North Sea 23/22b Block. The well was dry but fulfilled the licence's exploration commitment. This allows us to retain the block and evaluate the possibility that the Moth condensate discovery, made in 2008 in the adjacent 23/21 Block, extends into our licence. We have been granted the contiguous licence, Block 7/7, across the border in Norway.

Looking ahead to 2009, the exploration focus in South East Asia is in Vietnam, where we plan to drill in Block 07/03 commencing in the second quarter. If that programme is successful, it will high-grade a large number of follow-on prospects on this block and on adjacent acreage held by Premier. In the Indonesian adjacent Tuna Block we are working up interpretations of the newly acquired 2D, ready for drilling in late 2009 or 2010. We are also planning to drill a deep Lama sandstone reservoir target beneath the Anoa field in the Natuna Sea Block A PSC; this follows encouragement from our 2007 Pancing discovery in this poorly-explored reservoir in the adjacent Kakap Block. In Pakistan, following the success of the Qadirpur Deep well we are drilling similar deep reservoirs below the Badhra field with the Bado Jabal well. This has the potential for several trillion cubic feet (tcf) of gas. We are also drilling another new fault block in the Kadanwari licence, where we have drilled similar opportunities that were successful in the recent past.

A potentially high-impact well is being drilled in West Africa where we have farmed out equity in the Congo Marine Block IX permit and are spudding a well on the large Frida prospect in mid-2009. In Norway the delayed appraisal well on the Bream oil discovery is on course to be drilled in the third quarter of 2009. The Grosbeak North prospect is also scheduled to be drilled in the second quarter; we have farmed out equity in this licence (PL378) to reduce financial exposure, but retain a 20 per cent equity interest. Later in the year the Greater Luno well will target a possible extension of Lundin's Luno field into our block.

ASIA

Indonesia

During 2008, Premier's operated Natuna Sea Block A gas sales amounted to 142 billion British thermal units per day (BBtud) (gross), whilst the non-operated Kakap field contributed a further

60 BBtud (gross). Liquids production from Anoa averaged 2,212 bopd (gross) and from Kakap 6,000 bopd (gross). Overall, net production from Indonesia amounted to 11,700 boepd (2007: 12,000 boepd).

Following the signing of three Gas Sales Agreements (GSAs) with Sembcorp Gas Pte Ltd (Sembgas) in Singapore and PT Perusahaan Listrik Negara (PLN) and PT Universal Batam Energy (UBE) in Batam, Indonesia in April, the gas transportation and associated agreements required to enable delivery of gas to Sembgas were executed in October 2008. Negotiation of the associated transportation agreements for Batam sales are ongoing and are expected to be signed in the second half of 2009. The Government of Indonesia has approved the Plan of Development for three fields (Gajah Baru, Naga and Iguana). Long lead item orders for steel, compressors, turbines and other critical equipment were placed at the year-end. A second tender for the Engineering, Procurement and Construction contract was completed on 16 March 2009. It resulted in gross cost savings of approximately US$100 million. With reductions in expected drilling costs, total capex for the whole project is now forecast at around US$920 million (gross). Maximum routine gas sales will be in the order of 140 mmscfd and recoverable reserves from the three fields are expected to exceed 500 billion cubic feet (bcf). First gas is now expected before October 2011 and is still in advance of the contractual obligation under the GSA with Sembgas.

On North Sumatra Block A, commercialisation of the Alur Siwah, Alur Rambong and Julu Rayeu fields continued with signature, in April 2008, of a second GSA with PLN, the state electricity company, for the long-term supply of 15 BBtud of gas. The PSC terms for extension are being amended in line with the (new) standard PSC for Indonesia and are awaiting government approval. To compensate for changes in PSC terms, an amendment to the first GSA with PT Pupuk Iskandar Muda (PIM) has been signed. The resulting increased gas sales price will have a floor of US$6.50 per million British thermal units (MMBtu).

Approval for the Plan of Development for the gas fields was received in January and Front End Engineering Design (FEED) commenced in July and is currently nearing completion. Early gas from Alur Rambong is targeted for 2010, whilst first gas from the main development of Alur Siwah is expected in 2011. A Heads of Agreement was signed with ExxonMobil in November for use of their facilities for transportation and a fully termed agreement is expected to be finalised in the first half of 2009. Drilling is expected to begin on Alur Rambong by early 2010.

Work on the reactivation of the Tualang and Lee Tabue oil fields started in late 2008 and is continuing. Up to six wells may be worked over and tested and subsurface studies have indicated that there is potential to restart production from fields previously abandoned in 2001. Plans for a larger scale reactivation will be based on the results of this initial programme.

Exploration activities during 2009 will focus on the drilling of the Anoa Deep well, expected in the third quarter, and maturing of other licences for further exploration in 2010.

On the Buton Block, a 2D seismic programme began in early 2008 and processing is nearing completion. During 2009 the operator will finalise studies to determine a location to be drilled in 2010.

On the Tuna Block, the acquisition of 2,400km of 2D seismic was completed in October. Interpretation focused on maturing and high grading the current prospect inventory in parallel with the work programme in Premier's Vietnam Block 07/03 immediately to the north. It is now anticipated that two wells on the Tuna Block will be drilled in early 2010.

In partnership with the government authority (MIGAS), Premier has been awarded joint study participation for three blocks in North Sumatra (East Asahan), East Kalimantan (East Benjkanai) and offshore NW Java (North Merak). Studies include reprocessing of seismic data and acquisition of gravity data.

Vietnam

Following the interpretation of the 2007 3D data over Block 12W, Premier drilled a successful appraisal well in the Chim Sáo field in 2008, which tested two zones at a combined rate of 4,330 bopd plus 3.5 mmscfd. All joint venture and government approvals for the project were achieved in late 2008. As a result of the changing cost environment the development plan is being re-engineered to a single platform development, with resultant cost reductions. Construction work on the wellhead platform has commenced in Vietnam. Discussions are ongoing with potential providers of a Floating Production, Storage and Offtake vessel (FPSO) for leasing to the field owners, and final execution of both the FPSO lease agreement and the EPCI contract await conclusion of this process.

During 2008, Premier drilled three further exploration prospects in Block 12W. The Chim Ung-1 well intersected 15 metres of (net) oil pay in a good quality reservoir. A sidetrack was drilled into the adjacent Chim Bọi fault block, which did not encounter hydrocarbons. The Chim Công-1 well tested oil at sub-commercial rates with seven metres of (net) oil pay. Premier continues to evaluate these well results ahead of the expiry of the PSC exploration period late in 2009.

Premier became operator of Block 07/03 in late 2007 and in 2008 we acquired a 2D seismic programme to define the location of two exploration wells, the first of which is planned for May 2009. The second well will follow at year-end. The exact schedule is dependent on the duration of intervening wells drilled by the rig-share consortium which Premier is leading. In February 2008, Premier was awarded Block 104-109/05 and has since begun geological studies and

geophysical reprocessing of seismic data to better understand the exploration potential of this acreage, offshore northern Vietnam.

Philippines

The Monte Cristo-1 exploration well on the SC43 licence proved to be dry and the well was plugged and abandoned. Premier's costs for the well were carried under a farm-out agreement. Premier and its partners are currently carrying out exploration activities over a prospective trend in the Panaon Limestone formation found with new seismic data obtained in early 2008.

India

Premier is maintaining a limited presence in India pending resolution of the signature of the Ratna licence with the Government of India.

MIDDLE EAST-PAKISTAN

Pakistan

Production net to Premier in 2008 was 14,550 boepd, an increase of about 15 per cent as compared to the 12,700 boepd in 2007, surpassing previous records. This additional volume was due to increased gas demand, which was primarily met through additional supplies from the Zamzama and Bhit/Badhra gas fields.

The Qadirpur field produced an average of 4,060 boepd, from Premier's working interest of 4.75 per cent (2007: 3,980 boepd). The Qadirpur plant capacity enhancement project was completed in 2008, with first gas achieved by the end of January 2009. A GSA was signed with Sui Northern Gas Pipelines Ltd, for the supply of 75 mmscfd permeate gas (equivalent to 40 mmscfd processed gas), with first gas expected in 2010. Six new production wells were drilled and tied-in to optimise increased processed gas sales. The Qadirpur Deep-1 well was tested, flowing 4.5 mmscfd of high quality gas from hitherto undrilled reservoir zones below the Qadirpur field. Production from this zone is expected onstream during 2009.

The Kadanwari field produced an average of 1,225 boepd in 2008 (2007: 1,260 boepd) from Premier's 15.79 per cent working interest. Despite natural production decline, field production was maintained at 2007 levels largely due to tie-in of the new K-18 well. A new production well K-17 was drilled and tied-in to the gas plant ahead of schedule on 30 December 2008. To maintain and increase the production levels of the field, K-14ST is currently being drilled, with further wells planned in 2009.

The Zamzama field produced an average of 6,075 boepd in 2008 (2007: 4,620 boepd), from Premier's 9.375 per cent working interest. The Zamzama Phase-2 development project was

commissioned in 2008 for production of High Calorific Value (HCV) gas. This resulted in a production increase in 2008 of 32 per cent over 2007 levels.

Bhit/Badhra production was 3,190 boepd in 2008 (2007: 2,840 boepd) from Premier's 6 per cent working interest, an increase of 12 per cent over last year. The increase was due to the completion of the Phase 2 development which enhanced plant capacity from 270 mmscfd to 320 mmscfd, facilitating first gas from the Badhra field and accelerated production from the Bhit field.

In Zarghun South, FEED is currently in progress and first gas is expected in 2010. Premier's costs pertaining to its 3.75 per cent interest in Zarghun South are substantially carried by the operator.

Egypt

The Al Amir SE-1 well, drilled in October 2008, encountered oil in the Kareem Formation, opening up a new play in the area. The well tested over 3,000 bopd and 4.25 mmscfd of associated gas. An appraisal well was then drilled on the discovery at year-end encountering two Kareem sandstones with 42ft of net pay. This second well tested 5,785 bopd of 42° API with 7.8 mmscfd of gas from one of the two 20ft zones – the second zone will be perforated at a later date.

In addition, the 2005 Al Amir discovery was re-evaluated and the original Al Amir-1 well was re-entered and sidetracked in December in order to re-appraise the well as a potential producer. The sidetrack confirmed the lateral extension of the original reservoir and also encountered deeper pay. The upper zone was tested with a sustained rate of 416 bopd of 16° API; the lower pay will be tested at a future date.

Development plans to bring the Al Amir and Al Amir SE wells into early production were submitted to Egyptian General Petroleum Corporation (EGPC) and production on Al Amir SE commenced in February 2009. Flow rates had risen to over 3,000 bopd (gross) by early March. The oil is being produced from the discovery well Al Amir SE-1X and the first appraisal well Al Amir SE-2X. A 7km pipeline has been laid between these two wells and the Gazwarina facilities to which the oil is being transported. The Al Amir-1 well is intended to be brought onto production shortly.

Abu Dhabi

The joint venture continues to pursue the acquisition of upstream oil and gas assets across the Middle East and North Africa, with a particular focus on future projects in Abu Dhabi and Iraq. An office has opened in Abu Dhabi and is staffed by a small team of secondees from Premier and Emirates International Investment Company LLC (EIIC).

NORTH SEA

UK and Norway

Production in the UK amounted to 9,300 boepd (2007: 9,850 boepd) representing 25 per cent of the group total (28 per cent in 2007). Operational difficulties on the Scott field, particularly in the fourth quarter, were offset by successful programmes of infill drilling on other fields.

The Wytch Farm oil field contributed 2,965 boepd production net to Premier, similar to 2007. A strong underlying production performance was maintained by a proactive well-work campaign and minimal production interruptions. At the start of the year the M20 injection well was brought on line, and, together with other water handling improvements, has helped to restore reservoir pressure. The B41 rig was then mobilised to Furzey Island to drill the K08 and L13 infill wells and three workovers. A subsequent A12 sidetrack well has exceeded expectations and will be brought on line shortly. The Wareham field is also back in production and the infield pipeline replacement project has been completed with testing and commissioning completed in early 2009.

Production from the Scott and Telford fields was lower than expected at 3,525 boepd (net) (2007: 3,700 boepd). Work on facility projects designed to improve reliability and extend facility life was ongoing during the second half of the year. Two power generator units have now been upgraded. Modifications to the SAGE export pipeline to import gas have been rescheduled to 2009. In October 2008 a three to four well infill drilling programme commenced.

Net production from Kyle was 2,500 boepd, an increase on 2007 as a consequence of improved operational performance and a full year under gas lift. Production performance during the second half of 2008 was more reliable due to facility modifications to the Banff FPSO compressor system during September. Work continues to optimise the operation of the three producing wells.

The Fife Area, where the planned suspension of production occurred on 2 May, accounted for the remainder of UK net production. Subsea facilities were made safe and the FPSO unit departed the field in September. Removal of remaining risers is scheduled for 2009 after which the field will be suspended pending redevelopment or future abandonment. Discussions have been held with a number of parties interested in participating in further appraisal and re-development of the fields.

On the Frøy field in Norway (PL364), a Plan of Development was submitted to the authorities in September. Recent events in the banking markets, however, have impacted the planned contractor financing of the Jack-up Production Unit and development planning is now

progressing for first oil in 2013. The PL364 licence owners have agreed to use the delay to implement cost reduction measures and to investigate opportunities for third party tie-ins. In addition to existing discoveries in the area surrounding Frøy, several new wells in the area are planned by operators during 2009. Having satisfied the initial licence work commitment the Frøy field partners have been granted a 10-year licence extension by the authorities.

Exploration activities in the North Sea focused on remaining potential in the UK portfolio and moving towards drilling up the Norwegian acreage.

On Block 23/22b in the UK the Sparrow well was farmed out to Oilexco and BG. The well was drilled, in March, to a depth of 10,598ft, 50ft into the Ekofisk formation, fulfilling licence commitments. Good reservoir sands were penetrated but unfortunately these were water wet. The well was drilled at zero cost to Premier.

Subsequently, Oilexco and BG announced the discovery of oil in the deeper Moth prospect on the adjacent Block 23/21. This discovery has encouraging implications for the Block 23/22b licence and the deeper Jurassic prospectivity. BG has farm-in rights to the deeper prospect on Block 23/22b under which Premier would receive a partial carry whilst reducing equity.

Premier was awarded the operatorship of Block 7/7 on the Norwegian side of the median line in the APA 2008 licence round. This block adjoins the 23/22b licence and provides Premier with complete coverage of the Jurassic prospectivity identified adjacent to the Moth discovery.

In Norway, on PL407, failure by the operator to obtain approval to bring the contracted rig into Norwegian waters has resulted in the Bream appraisal well slipping to the third quarter of 2009. This well will now be drilled with an alternative rig. A 12-month extension to the licence deadline has been granted by the Norwegian Ministry of Petroleum and Energy.

On the Premier-operated licence PL406 the 3D seismic acquisition was completed as planned in April. Processing of the new data commenced and initial fast track volumes were received ahead of schedule. Site surveys and leg cores for the well are planned for the second and third quarters of 2009 respectively. A rig has been contracted to drill the Gardrofa prospect, expected to spud in the third quarter of 2010.

The recent Jordbaer discovery has significantly enhanced the potential of our adjacent licence PL374S and the decision has been taken to enter the drilling phase of this licence with an expected well in 2010. In the PL359 licence, immediately south of the 2007 Luno discovery, a well is planned for the fourth quarter of 2009.

The PL378 licence has been successfully farmed down with Premier retaining an equity position of 20 per cent in the licence. The carried well is planned on the Grosbeak North prospect and will spud in the second quarter of 2009.

Premier has exited the PL419 licence, disposing of its 25 per cent interest to Nexen, the operator.

WEST AFRICA

Mauritania

In Mauritania, Chinguetti production averaged 11,700 bopd (950 bopd net to Premier) in 2008. The Chinguetti Phase 2B development programme comprising three workovers and two new production wells was completed in the fourth quarter of 2008, increasing gross production from 10,000 bopd to 17,100 bopd by year-end. Production performance will be carefully monitored during 2009. The operator continues to review and assess remaining potential within the field for a future drilling campaign.

Evaluation of opportunities and development options on PSC A and PSC B are progressing. In 2008 the joint venture drilled the Banda-NW well and sidetrack and the Banda East well, with the objective of defining the Banda gas and oil resources and commercial viability. Both wells were suspended as potential future producers. The operator continues working on the Field Development Plan with target completion by mid-2009 for an investment decision.

The operator is re-evaluating the Tiof field and proposing to reprocess the seismic data to assist in better defining the subsurface and progressing this discovery to a development decision.

The joint venture partnerships are currently in discussions with the Mauritanian Government to extend the existing PSCs.

Congo

In Congo, a farmout of 27 per cent of our equity was completed providing significant funding for a possible two-well programme on the Marine IX licence. Following the farm-down, Premier retains a 31.5 per cent equity and anticipates spudding the first of the Albian raft prospects, Frida, in July 2009. The Transocean Aleutian Key semi-submersible rig has been contracted to drill the Frida well and preparations for the drilling operation are well advanced with the environmental impact study completed and long lead items acquired. Further progress has also been made in the evaluation of our deep water exploration block focusing on the Tertiary channel sands that have proven productive in the adjacent blocks.

The Frida prospect is a large untested Albian raft with multiple stacked reservoir seal pairs and potential reserves of 170 mmboe.

SADR

The company's exploration rights in the Saharawi Arab Democratic Republic (SADR) remain under force majeure, awaiting resolution of sovereignty under a United Nations mandated process.

FINANCIAL REVIEW

Economic environment

2008 was a turbulent year for the world economy and for oil and gas prices in particular. Brent opened the year at US$97 per barrel (bbl), reached a peak of US$147/bbl in July 2008, before falling back to end the year at US$35/bbl. The early part of 2009 has seen continued volatility but prices have recovered to around US$45/bbl on average.

The deterioration in the oil price environment has led to downward pressure on operating and development costs, which had increased during the recent period of sustained rising commodity pricing and increasing activity levels. Premier is capturing the benefits of falling costs in rig rates and development costs.

Income statement

Production levels in 2008, on a working interest basis, averaged 36,500 boepd compared to 35,750 boepd in 2007. On an entitlement basis, which allows for additional government take under the terms of our PSCs, production was 31,750 boepd (2007: 31,450 boepd). Realised oil prices averaged US$94.5/bbl compared with US$72.3/bbl in the previous year.

Gas production averaged 148 mmscfd (25,300 boepd) during the year or approximately 69 per cent of total production. Average gas prices for the group were US$6.57 per thousand standard cubic feet (mscf) (2007: US$5.60/mscf). Gas prices in Singapore, which are linked to High Sulphur Fuel Oil (HSFO) pricing, which in turn is closely linked to crude oil, averaged US$15.2/mscf (2007: US$11.3/mscf) during the year.

Total sales revenue from all operations was 13 per cent higher than 2007 at US$655.2 million (2007: US$578.2 million) as a result of higher production and commodity prices. This figure includes a reduction of US$15.9 million arising from the price ceilings in our hedging contracts.

Cost of sales was US$317.6 million (2007: US$267.5 million). Excluding the effect of inventory movements, underlying unit operating costs were higher at US$9.5 per barrel of oil equivalent (boe) (2007: US$9.0/boe) due to a full year of increased production from the Scott field in the North Sea. Amortisation includes the effect of an impairment charge of US$31.9 million in respect of the Chinguetti field in Mauritania. Underlying unit amortisation (excluding impairment) fell marginally to US$8.0/boe (2007: US$8.2/boe). Exploration expense and pre-licence exploration costs amounted to US$42.9 million (2007: US$65.3 million) and US$15.8 million (2007: US$8.3 million) respectively, following deferral of the Bream appraisal well in Norway to 2009. Administrative costs were stable at US$17.2 million (2007: US$17.7 million).

Operating profits were US$261.7 million, a 19 per cent increase over the prior year. Finance costs net of interest revenue totalled US$12.4 million (2007: US$7.5 million). Pre-tax profits were US$277.6 million (2007: US$147.0 million). This included a non-cash gain relating to mark to market revaluation of the group's gas hedges totalling US$21.5 million (2007: non-cash loss of US$24.9 million). The taxation charge totalled US$179.3 million (2007: US$108.0 million) due to underlying higher taxable profits. Profit after tax reached a record US$98.3 million (2007: US$39.0 million). Basic earnings per share were 120.8 cents (2007: 47.6 cents).

Cash flow

Cash flow from operating activities, before movements in working capital, amounted to US$478.1 million (2007: US$408.1 million). After working capital items and tax payments, cash flow from operating activities rose 31 per cent to US$352.3 million (2007: US$269.5 million). Capital expenditure was US$217.3 million (2007: US$261.2 million).

Capital expenditure (US$ million)	**2008**	2007
Fields/developments	**124.0**	65.7
Exploration	**90.5**	104.7
Acquisitions	**-**	88.6
Other	**2.8**	2.2
Total	**217.3**	261.2

The principal development projects were the Qadirpur plant capacity enhancement project, Kadanwari development wells, Zamzama Phase 2 project, Bhit/Badhra Phase 2 project, Wytch Farm infill programme, Scott infill programme and upgrade of the power generation units, Chinguetti Phase 2B development, and long lead equipment and interim work for wellhead platforms, pipelines and FPSO on the Chim Sáo field in Vietnam.

Net cash position

Net cash at 31 December 2008 amounted to US$117.3 million (2007: net cash of US$79.0 million). Together with our undrawn cash facilities of US$275 million, this will contribute substantially towards the financing of Premier's significant development programme over the next three years.

Net cash (US$ million)	**2008**	2007
Cash and cash equivalents	**323.7**	332.0
Convertible bonds*	**(206.4)**	(200.0)
Other long-term debt**	**-**	(53.0)
Net cash	**117.3**	79.0

* Excluding unamortised issue costs and allocation to equity.

** Excluding unamortised issue costs.

Hedging and risk management

The Board's policy continues to be to lock in oil and gas price floors for a portion of expected future production at a level which protects the cash flow of the group and the business plan. Such floors are purchased for cash or funded by selling calls at a ceiling price when market conditions are considered favourable. All transactions are matched as closely as possible with expected cash flows to the group; no speculative transactions are undertaken.

During 2008, oil hedges for 1.8 million barrels (mmbbls) matured for which a payment under the terms of the hedges arose during the year of US$8.1 million. At the end of 2008 a total of 7.2 mmbbls was hedged (approximately 1.8 mmbbls per annum) under a physical offtake agreement representing approximately one half of UK oil production until December 2012 with an average floor price of US$39/bbl and a cap of US$100/bbl. In early 2009, further hedging was undertaken which for the same volumes of 1.8 mmbbls a year lifted the floor to US$50/bbl for 2010 and 2011 in return for a cap reduction to US$80/bbl and a cash premium of US$5.8 million.

During 2008, gas hedges for 120,000 metric tonnes (mt) expired for which payments of US$7.8 million were made during the year. At the end of 2008 a total of 522,000 mt of HSFO was hedged (approximately 120,000 mt per annum) representing one third of Indonesian gas production, until June 2013 with a floor price of US$250/mt and a cap of US$500/mt.

Premier's gas hedging is required to be marked to market at the balance sheet date. The aggregate valuation is a US$2.9 million liability (2007: US$24.4 million liability) generating a US$21.5 million non-cash gain in the 2008 income statement. From 1 July 2008, oil hedges were incorporated within the pricing terms of physical offtake agreements for the underlying oil production. Mark to market revaluations are not therefore applied to the new oil hedges at year-end. Liabilities accrued under the old hedges will be amortised to the income statement over the life of the new hedges and the resulting gain is included in total gains for the year in respect of oil hedges of US$6.8 million.

As the group reports in US dollars, exchange rate exposures relate only to sterling receipts and expenditures, which are hedged in dollar terms on a short-term basis. The group recorded a loss of US$2.5 million on such hedging at year-end (2007: US$0.4 million).

Cash balances are invested in short-term bank deposits, AAA rated liquidity funds and A1/P1 commercial paper subject to Board approved limits.

The group undertakes an insurance programme to reduce the potential impact of the physical risks associated with its exploration and production activities. In addition, business interruption cover is purchased for a proportion of the cash flow from producing fields.

Going concern

The group monitors its capital position and its liquidity risk regularly throughout the year to ensure that it has sufficient funds to meet forecast cash requirements. Sensitivities are run to reflect latest expectations of expenditures, forecast oil prices and other factors to manage the risk of funds shortfalls or covenant breaches in order to ensure the group's ability to continue as a going concern. Further details of the group funding facilities and liquidity position are included in the financial statements and related notes.

Although the world economic crisis has created uncertainty at the current time, the directors consider that the headroom provided by the available borrowing facilities gives them confidence that it has adequate resources, including taking into account the subsequent event in note 26 in the notes to the consolidated financial statements, to continue as a going concern. As a result they continue to adopt the going concern basis in preparing the 2008 Annual Report and Financial Statements.

Business risks

Premier is an international business which has to face a variety of strategic, operational, financial and external risks. Under these distinct classes, the company has identified certain risks pertinent to its business including: exploration and reserve risks, loss of key human resources, drilling and operating risks, security risk in area of operations, costs and availability of materials and services, economic and sovereign risks, market risk, foreign currency risk, loss of or changes to production sharing or concession agreements, joint venture or related agreements, and volatility of future oil and gas prices.

Effective risk management is critical to achieving our strategic objectives and protecting our assets, personnel and reputation. Premier manages its risks by maintaining a balanced portfolio, through compliance with the terms of its agreements and application of appropriate policies and procedures, and through the recruitment and retention of skilled individuals throughout the organisation. Further, the company has focused its activities mainly in known hydrocarbon basins in jurisdictions that have previously established long-term oil and gas

ventures with foreign oil and gas companies, existing infrastructure of services and oil and gas transportation facilities, and reasonable proximity to markets.

A summary of the principal risks facing the company and the way in which these risks are mitigated is provided in this report and also on the company's website (www.premier-oil.com).

Key performance indicators

	2008	2007	Change Improvement/ (deterioration)
LTI and RWDC frequency*	**0.40**	1.86	78%
Production (kboepd)	**36.5**	35.8	2%
Cash flow from operations ($ million)	**352.3**	269.5	31%
Operating cost per boe ($)	**9.5**	9.0	(6%)
Gearing**	**0%**	0%	-
Realised oil price per barrel ($)	**94.5**	72.3	31%
Realised gas price per mscf ($)	**6.57**	5.60	17%

* Lost time injuries (LTI) and restricted work day cases (RWDC) per million man-hours worked.

** Gearing is net debt divided by net assets. For 2008 and 2007 the group had a net cash position.

SOCIAL PERFORMANCE REVIEW

Premier is committed to applying the high ethical standards necessary to maintain our reputation as an employer and operator of choice. To deliver this goal, our investment and operational decisions take appropriate account of the social, health, safety and environmental impacts that may arise during our activities. In a year that saw dramatic changes in the global financial and energy markets, we remained committed to investing in the countries and communities in which we operate; refused to cut corners on maintaining excellence in HSE management; and stayed on track in implementing our plans to reach our aspiration of being an industry leader in social performance. Our project teams in Vietnam and Indonesia have remained committed to safe design and have shown tenacity in balancing environmental protection considerations with the economic viability of options in the rapidly changing financial conditions.

Social performance reporting

We publish a Social Performance Report every two years, and in the intermediate years prepare a Communication on Progress. Our Social Performance Report for 2006/7 was published early in 2008 and can be found on our website (www.premier-oil.com). For 2008 we are publishing a Communication on Progress in accordance with the requirements of the United Nations Global Compact principles.

Social responsibility

In 2008, Premier saw success and recognition for health, safety, environmental and social performance and in many areas we exceeded expectations. In addition to recording our best safety performance to date, we received an HSE award for operational excellence from Petro Vietnam for our drilling operations, and in Indonesia were awarded a higher level environmental performance rating by the Ministry of Environment for our Anoa field production operations. Only seven out of 55 exploration and production companies achieved this.

We remain keenly aware of our responsibilities as a corporate citizen. Backed by a strong Board-level commitment, this year we have enhanced and implemented a coherent set of policies that lay down the principles by which we manage human rights, relationships with communities, employment practices, business ethics, the health and safety of people working in our operations and our impact on the environment. During 2008, we continued to work closely with local communities, employee representatives, business partners and regulatory authorities to deliver our policies and to make a positive difference within the localities where we operate.

Community and society

We continue to actively support social and community projects in the areas in which we work. Around the world, the nature of our presence varies in terms of size and duration and our involvement in the community is designed to be consistent with the nature of that work.

In Indonesia, our community development audit by the national upstream oil and gas regulator BPMIGAS received the 'Green' award, the second highest possible certification. We have maintained our long-term community programmes which are predominantly designed to deliver sustainable skills within the communities of the Natuna Islands, which are closest to our offshore activities. Our programmes include support for education, organisational structures, resources and relationship building for local and village level officials, support for local fishermen and training for community health services.

Our deepening relationship with local communities was acknowledged by local government officials in several speeches. We consulted with local communities in order to identify their needs correctly. We responded by supporting training to improve local maternity, infancy, and elderly health services. Moreover, medicine and medical equipment was also supplied to improve public health services in Matak.

In the education sector, Premier developed its commitment to early childhood education. We established a kindergarten in Terbang Village, refurbished Al-Quran and Pertiwi kindergartens in Terempa Village and revitalised kindergarten playgrounds. We supported 33 kindergarten teachers of the Anambas district to pursue higher education, focusing on the Open University Early Childhood Education, supplied books for libraries, and also facilitated a local youth conference.

In Jakarta, we distributed books to libraries for deprived students in co-operation with university students who, by distributing these books, are encouraged to start assisting the less fortunate students.

Premier also assisted an association for fishermen in Putik Village to nurture fisheries. Ongoing projects include building a public health centre in Candi Village, a public library in Jemaja, and a kindergarten in Rintis Village.

In Vietnam we have been focusing on education and infrastructure. Our first projects delivered buildings for the Tan Hung elementary school in Binh Phuoc Province in 2006. We also supported an upgrade to the elementary school in the Thanh An commune, Can Gio district of Ho Chi Minh and improved facilities for Tan Nghia elementary school, in Binh Thuan Province. We provided scholarships to allow 28 of the poorest children in the community to attend the school.

Premier has invested in the construction of six bridges in the Mekong Delta, providing safe and reliable access to the nearest town for 28,000 people. Careful consideration is given to the location of each bridge to ensure that those in the poorest areas benefit.

In Pakistan we work with our joint venture operators to develop and implement community development projects in the areas of operation. The main activities are education and health where the projects are designed to be sustainable and include clinics, schools and water supply schemes. In addition, to promote higher education in the field of oil and gas, a Premier Oil Chair is being funded in the Petroleum Engineering Department of the University of Engineering and Technology.

During 2008 we reduced the scale of our operations in India following our lack of drilling success in Assam, but were pleased to provide the villagers of Phaneng in the Tinsukia District with a tourist eco-centre. Silchar town, our restored drilling site, has become an established island site. It is now protected from the endemic severe flooding and may be used for the benefit of the community.

Human rights

We support the fundamental rights articulated in the Universal Declaration of Human Rights and regularly review our policies and practices. We have updated our human rights policy to explicitly recognise our responsibility to respect the rights of indigenous peoples in the countries in which we operate.

Employment practices

Our policy is to ensure equal opportunities in career development, promotion, training and reward for all of our employees. We continually monitor the skills required to manage our activities and ensure there is a balance of skilled, experienced expatriate and local employees in our overseas offices. We seek to avoid discrimination in the workplace. In support of our aim to attract, develop and retain talented and committed people to deliver our business goals and objectives, we have instigated a new individual development pathway model which will make more visible to employees seeking promotion and individual growth the necessary competence requirements. In late 2008 we also began a programme of specific training in leadership to enhance communication, relationships, business behaviour, teamwork, coaching, change management and strategic leadership. All employees in Asia have participated in the initial foundation phase of this programme.

Following feedback from last year's employee satisfaction survey, we have embarked on a programme of actively promoting and revising our key policy statements, procedures and

standards throughout the company, together with enhancing the business management system.

An ethical approach to business

Integrity, honesty and fairness are fundamental to the way we conduct our business. We recognise the value in fostering a culture of transparency, honesty and accountability, both internally and in dealings with third parties. Our objective is to ensure the highest ethical standards and anti-corruption measures are applied within all of our operated entities and external business relationships.

We are a signatory to the United Nations Global Compact and have given an undertaking to help realise the Secretary General's vision of a more sustainable and inclusive global economy.

Health and safety performance

Premier is committed to providing a safe, healthy and secure working environment for all of our employees and contractors. In 2008 we delivered the best safety performance in our history, recording only one lost time injury in 2.4 million man hours worked. During this period we maintained our production operations in the Anoa field in Indonesia; conducted offshore drilling operations in Vietnam and Gabon, onshore drilling in India, offshore seismic surveys in Vietnam and Indonesia, and project construction work in Vietnam.

We continue to enhance our approach to process safety, requiring that UK-style safety cases are in place for all our current and future production operations and that our maintenance systems are independently verified. We introduced asset integrity protocols for assessing new business opportunities as part of our due diligence process.

Occupational health and safety

In 2008 we incurred only one significant injury (one lost time injury) and recorded a combined LTI/RWDC frequency of 0.40, down from 1.86 in the previous year.

	2008	2007	2006	2005	2004
Number of lost time injuries (LTI)	**1**	3	4	2	5
Number of restricted work day cases (RWDC)	**0**	4	0	1	2
Target LTI/RWDC frequency (per million man-hours worked)	**1.72**	1.90	2.10	2.60	2.90
Actual LTI/RWDC frequency (per million man-hours worked)	**0.40**	1.86	1.27	1.10	1.42

Premier underwent a number of OHSAS 18001 surveillance audits on our drilling and production operations around the world. OHSAS 18001 is a standard to which a company's health and safety management system may be certified. Certification demonstrates that an

accredited body has independently verified that Premier's management systems fully comply with the standard. Successful certification and ongoing surveillance audits confirm that Premier continues to meet the highest standards wherever we drill or operate. We have held this prestigious award since 2004 for drilling and 2006 for production. We are pleased to report that both our drilling and production functions retained their OHSAS 18001 certification in 2008.

We are continuing with our programme to ensure that all employees and long-term consultants and contractors undertake thorough fitness for work health examinations before working offshore, or in remote areas. Our travel risk assessment process ensures that business travellers are made fully aware of the inoculations necessary for their destination, of any specific or new health risks and of appropriate contingency measures.

Process safety performance

Premier follows best industry practice wherever we operate. In Indonesia, although not mandatory, we prepared a 'Safety Case' to UK standards for our operated production facilities and in 2008 conducted a thorough review to ensure that all changes to the facilities, manning levels, operating procedures and risk assumptions were captured. We are pleased to report that this exercise has been completed and that risks remain below the industry average. This process will be continued in our development projects in both Indonesia and Vietnam.

Our maintenance management system was enhanced to identify and capture safety critical equipment performance. In 2008 we moved closer to a full verification scheme and are in the process of contracting an independent verification body to confirm that equipment performance is meeting the expectations in the safety case.

One area of focus is staff competence. We now have new initiatives to provide international vocational qualifications using best oil industry training standards. The first stage of this process is the preparation of training and competency matrices for each job description, and the identification of training courses and on the job assessment to international standards. We are committed to the full implementation of these initiatives, recognising that delivery of the full process will take some time.

In line with our desire for a robust process safety management system for our production facilities we have revised our drilling management system to include the requirement for a full independent assessment of the condition, functionality and maintenance regime of all safety critical equipment on the rigs. This was implemented throughout 2008 and helped us realise our best ever safety performance.

Environmental performance

Our environmental strategy is to reduce our environmental emissions and discharges to as low a level as is reasonably practicable (ALARP). This is in line with our corporate HSE policy. Based on this approach we have been conducting an ALARP assessment for each operated project as part of its environmental aspects analysis and have also encouraged our non-operated joint venture partners to adopt this approach.

We have developed a formal Premier Oil environmental monitoring system to capture all our emissions, discharges and chemical use from source drilling and production report data. We expect this system to compare data by environmental aspect, thereby enabling us to demonstrate achievement of ALARP, and helping us with performance improvements. The pilot system is being trialled before being rolled out to all business units.

We believe formalised and integrated management systems are a key driver in sustaining operations and reducing environmental impacts. Premier has been ISO 14001 certified since 2004 for drilling operations and we have been working to achieve compliance in production operations. In 2006 we achieved certification for production but this was suspended in 2007 when we lost a little of our impetus for improvement. We are pleased to report that in 2008 we retained our drilling certification and regained our production certification.

Environmental indicators

We report environmental performance in line with the International Petroleum Industry Environmental Conservation Association (IPIECA) Oil and Gas Industry Guidance on Voluntary Sustainability Reporting (2005) in the following four core areas as detailed below:

	2008	2007
Greenhouse gases (GHG) (tonnes per thousand tonnes of production)	**167**	171
Oil spills (tonnes)	**-**	13.7
Oil in produced water (parts per million)	**23**	20
Energy use (gigajoules per tonne of production)	**2.0**	1.8

Emissions

We calculate our greenhouse gas (CO_2 equivalent) emissions both in tonnes emitted and in tonnes per thousand tonnes of production for our production and drilling operations across our global portfolio. In 2008 we emitted approximately 202,755 tonnes of greenhouse gas in total. This equates to 167 tonnes per thousand tonnes of production, down from 171 in 2007. This shows we are continuing to improve our performance year on year.

Midway through 2008, we assessed the main impacts on emissions in the Anoa field in Indonesia and adopted new well management strategies and spare parts availability to improve reliability and emissions. In 2009 we plan to evaluate options for process and technology enhancements to reduce emissions in this field.

We benchmark our environmental performance by contributing our data to an industry database compiled and published by the Association of Oil and Gas Producers (OGP). Our greenhouse gas emissions performance has been broadly in line with the OGP average of 162.

Spills and discharges

In 2008 there were no reported environmental incidents worldwide, down from 15 in 2007. This significant improvement was as a result of our continued focus on pollution prevention and the implementation of more stringent drilling rig acceptance criteria which now includes containment surveys.

There was no significant change in the volume of produced water discharged from our Anoa production facilities from 2007 to 2008. The average concentration of oil in produced water of 23 parts per million remains well within the limits set by the Indonesian government.

Resource use

The main sources of energy that power our facilities are fuel gas and diesel. Our energy use has been consistent over the last five years and remains within the range of 1.8 to 2.0 gigajoules per tonne of production.

Additional indicators

We also collate data, categorised by IPIECA as 'additional', including solid waste and fresh water use. We are continuing refine our data collection and internal auditing procedures for these additional indicators to improve accuracy.

BOARD OF DIRECTORS

Sir David John (70), became non-executive Chairman in March 1998. He was non-executive Chairman of the BOC Group plc from January 1996 until January 2002 and the non-executive Chairman of Balfour Beatty plc from May 2003 to May 2008. Sir David is currently the Chairman of the British Standards Institution and was appointed Chairman of the Royal Society for Asian Affairs in January 2009. He is an advisor to the Calor Gas Board and a Member of the CBI's International Advisory Board. Sir David is the Chairman of Premier's Nomination Committee.

Robin Allan (49), joined Premier from Burmah Oil in July 1986, working initially as a geologist. After technical and new venture roles he spent six years in South East Asia, initially managing Premier's Asian existing and new venture business and later becoming Premier's Country Manager in Indonesia. He became a member of the Premier Board in December 2003 as Director of Business Development.

Joe Darby (60), joined Premier's Board as a non-executive director in September 2007. Mr Darby has over 35 years of experience in the energy sector, including eight years with Shell Petroleum before becoming Managing Director of Thomson North Sea Ltd. He has held a number of senior roles, including Chief Executive, with LASMO plc. Mr Darby has held non-executive roles at British Nuclear Fuels plc, Mowlem plc and Centurion Energy Inc and was Chairman of Mowlem plc (2005-2006) and Faroe Petroleum plc (2003-2007). Mr Darby is a member of Premier's Audit and Risk, Remuneration and Nomination Committees.

Tony Durrant (50), joined Premier in June 2005. After qualifying as a Chartered Accountant with Arthur Andersen, he joined Lehman Brothers in London, initially as an oil sector analyst. He joined the investment banking division of Lehman in 1987 and from 1997 was a Managing Director and Head of the European Natural Resources Group. In this role, he managed both client relationships and numerous transactions for a variety of European and North American clients. He is a non-executive director of Clipper Windpower plc. He joined the Premier Board in July 2005 as Finance Director.

Neil Hawkings (47), joined Premier in May 2005 after more than 20 years with ConocoPhillips where he worked in a variety of engineering, commercial and management roles around the world, undertaking assignments in the UK, Dubai and Indonesia. He joined the Premier Board in March 2006 as Operations Director.

David Lindsell (61), joined Premier's Board in January 2008 as a non-executive director. He was a partner at Ernst & Young LLP for nearly 30 years and has extensive experience across a range of industry sectors, with a strong knowledge of the oil and gas sector. Mr Lindsell is

currently a non-executive director of Drax Group plc and Deputy Chairman of the Financial Reporting Review Panel. He is a member of the Supervisory Board of the European Financial Reporting Advisory Group. Mr Lindsell is the Chairman of Premier's Audit and Risk Committee and a member of the Remuneration Committee.

Simon Lockett (44), Chief Executive, joined Premier in January 1994 from Shell and has worked in a variety of roles for Premier, including the management of investor relations, as Commercial Manager in Indonesia and as Country Manager in Albania. He became a member of the Premier Board in December 2003 as Operations Director. He was appointed Chief Executive in March 2005. Mr Lockett is a member of Premier's Nomination Committee.

John Orange (66), joined Premier's Board as a non-executive director in February 1997. He held a variety of senior international management and legal posts during his 30 years with the BP Group. Mr Orange is currently a non-executive director of Exile Resources Inc. He is Premier's senior independent non-executive director, Chairman of the Remuneration Committee and a member of the Audit and Risk and Nomination Committees.

Professor David Roberts (65), joined Premier in June 2006 as a non-executive director. Professor Roberts has over 30 years experience in all aspects of exploration worldwide and extensive knowledge of deep water areas, sedimentary basins, stratigraphy and prospect assessment. He spent 22 years with BP in a number of technical roles, including Global Exploration Adviser and Distinguished Exploration Adviser. Professor Roberts is a non-executive director of GETECH plc and has established his own geoscience consultancy. He is a visiting professor and fellow of Royal Holloway, University of London, the University of Southampton and IFP School in Paris. Professor Roberts is a member of Premier's Remuneration and Nomination Committees.

Michel Romieu (69), joined Premier's Board as a non-executive director in January 2008. Mr Romieu has over 30 years experience in the international energy sector, including 25 years with the Elf Group, where he held several senior positions including Chief Executive of Elf UK and the group's Gas Division. He was elected President of the UK Offshore Operator's Association for the year 1995, and held the position of Director for Gas of CRE, the French energy regulator, from 2000 to 2003. He has established his own consultancy specialising in providing advice to the gas industry, and is a lecturer at the French Petroleum Institute. Mr Romieu is also President of Uprigaz. He is a member of Premier's Audit and Risk Committee.

CORPORATE GOVERNANCE REPORT

Compliance and the role of our Board

The company has established procedures and policies to ensure compliance with the code provisions set out in Section 1 of the Combined Code on Corporate Governance (the Code). As recommended by the Code, we report below on how the main and supporting principles of the Code have been applied throughout the year and explain any areas where we have not complied with any of the Code's provisions. While this is an important exercise, the Board does not believe that good governance can be defined merely in terms of compliance with a set of rules. The overall purpose of the Board is to represent the company's owners, ensure that the company's strategic objectives are properly pursued and the major business risks are actively monitored and managed. This goes beyond regulatory compliance and puts the interests of our shareholders as the Board's primary focus.

The Board considers that the company has complied with the provisions of the Code throughout the year under review (and subsequently up to the date of this report) except in those areas mentioned below.

The Board

The Board of Directors currently comprises the Chairman, the Chief Executive, three other executive directors and five independent non-executive directors. Brief biographical details of each director and a note of their Board committee memberships are set out in the Board of Directors section. Details of the executive directors' service contracts and the non-executive directors' letters of appointment are laid out in the Remuneration Report.

Premier is an international business which has to manage a variety of political, technical and commercial risks. It is therefore important that the Board contains the appropriate mix of skills and experience to meet these challenges. Premier's Board has such a mix given the diverse business backgrounds of the non-executive directors. They are encouraged to have direct contact with the company's senior executives between Board meetings and also encouraged to visit the company's operations abroad in order to familiarise themselves with their activities and to meet local management. The Board visited the company's operations in Norway in December 2008.

The Board is responsible for overall group strategy, acquisition and divestment policy, approval of major capital expenditure projects, the overall group debt and equity structure and consideration of significant financing matters. The Board has continued to focus its efforts in 2008 on strategic issues which will create shareholder value, monitoring performance against agreed objectives and discussing future business opportunities.

Matters Reserved for Board decision are laid down in writing, including the appointment of the Company Secretary who is responsible for ensuring that Board procedures and rules are applied. A copy of the Matters Reserved for Board decision can be found on the company's website (www.premier-oil.com). Formal procedures are in place to enable individual Board members to take independent advice where appropriate.

The formal agenda for each Board meeting is set by the Chairman in consultation with the Chief Executive and the Company Secretary. Formal Board and Board committee minutes are circulated to all directors at the next Board meeting. Board members receive a monthly report of the company's activities which incorporates an update on the annual budget and progress against major objectives. In accordance with the authority given under the company's Articles of Association, the company has established a standing committee of the Board, consisting of any two directors, to carry out routine business. The minutes of all meetings of this committee are circulated to the Board.

In accordance with the company's Articles of Association, the Board is allowed to authorise conflicts and potential conflicts of directors, where appropriate. Formal procedures are in place to ensure the Board's powers of authorisation of conflicts are operated effectively and the procedures are followed. The Board determined that during 2008 these procedures were enforced and adhered to accordingly.

The Chairman

The Chairman's role is part-time and he is a non-executive director. His key responsibility is the leadership of the Board, ensuring its effectiveness on all aspects of its role and setting its agenda. Between Board meetings the Chairman is responsible for ensuring the integrity and effectiveness of the Board/Executive relationship. This requires regular contact with the Chief Executive between Board meetings, as well as contact with other Board members, shareholders, joint venture partners and host governments. In 2008, the Chairman visited several of the company's overseas operations to meet senior industry and government representatives. The Chairman and the non-executive directors meet periodically without the executive directors present and the non-executive directors meet once a year without the Chairman.

The roles of Chairman and Chief Executive are separate and their responsibilities are clearly established, set out in writing and agreed by the Board.

Senior independent director

Mr J R W Orange, who is Chairman of the Remuneration Committee, is the company's senior independent non-executive director. In this role, he is available to shareholders who have concerns that cannot be resolved through discussion with the Chairman or Chief Executive.

Non-executive directors

The non-executive directors bring independent judgement to bear on issues of strategy, performance and resources, including key appointments and standards of conduct. Non-executive directors comprise over one half of the Board. Selection of suitable non-executive directors is a matter for Board approval following recommendations made by the Nomination Committee.

We require that our non-executive directors are free from any relationship or circumstances that could materially interfere with the exercise of their independent judgement. The Board has determined that each of the non-executive directors, with the exception of the Chairman, is independent.

At the time of his original appointment, on 1 March 1998, the Chairman was also considered independent by the Board. However, in accordance with the Combined Code, the ongoing test of independence for the Chairman is not appropriate. Sir David John completed 11 years of service in March 2009, and in accordance with Code provisions, he will be considered for re-election at the Annual General Meeting (AGM).

Mr J R W Orange was appointed to the Board in 1997. Whilst his service exceeds the term referred to in the Code, the Board considers that his experience and long-term perspective of Premier's business continues to provide a most valuable contribution and that it benefits from his input to the Board's deliberations.

The Board is strongly of the view that the important qualities when considering the issue of independence of non-executive directors are independence of spirit and objectivity of mind, and therefore regards Mr J R W Orange as an independent director. In accordance with Code provisions, he will be considered for re-election at the AGM.

Induction, training and development

New directors to the company receive a full induction to the company. This consists of a 'bible' of information covering such items as the most recent minutes, terms of reference of Board committees and Matters Reserved for Board decision, as well as meetings with the Board, Chief Executive and other executive directors.

The company has directors' and officers' liability insurance in place, and details of the policy are given to new directors on appointment.

Re-election of directors

In accordance with the company's Articles of Association one third of directors retire each year, with their reappointment being subject to the approval of shareholders. This requires directors to submit themselves for re-election at least every three years. In addition, any non-executive director having held office for more than nine years will be subject to re-election on an annual basis.

Board performance evaluation

The Board and its directors are subject to regular appraisal. The aim is to improve both individual contributions and group achievement.

The Board carried out a questionnaire-based evaluation process in 2008. While it is not a fixed policy, the current view of the Board is that alternation between internal and external reviews has significant merits, not least in keeping the exercise fresh amongst Board members.

The evaluation covered the performance of the Board, its principal committees, the individual non-executive directors and the Chairman. The results of the evaluation were reviewed by the Chairman and discussed in detail by the Board. The directors have concluded that, following this evaluation, the Board and its committees operate effectively and also consider that each director is contributing effectively and demonstrates commitment to the role.

Board committees

The Board has established an Audit and Risk Committee, a Remuneration Committee and a Nomination Committee, each of which has formal terms of reference approved by the Board. The terms of reference for each committee can be found on the company's website (www.premier-oil.com). The Company Secretary provides advice and support to the Board and all Board committees. Board committees are authorised to engage the services of external advisers as they deem necessary in the furtherance of their duties at the company's expense. The Remuneration Report provides details on the role and activities of the Remuneration Committee. An Audit and Risk Committee Report and a Nomination Committee Report are also provided in this Annual Report.

The number of meetings of the Board and its committees during 2008 and individual attendance by directors, is shown below:

	Board	Audit and Risk	Remuneration	Nomination
Number of meetings	8	2	7[1]	1
Attendance:				
Sir David John	8/8	2/2*	5/7*	1/1
R A Allan	8/8	1/2*	–	–
J Darby	8/8	2/2	6/7	1/1
S J Dobbie[2, 3]	3/3	1/1	1/2	1/1
A R C Durrant	8/8	2/2*	–	–
R V Emerson[2]	3/3	1/1	3/3	1/1
N Hawkings	8/8	1/2*	–	–
D C Lindsell[4]	7/8	2/2	5/6	–
S C Lockett	8/8	2/2*	5/7*	1/1
J R W Orange[5]	7/8	1/2	7/7	1/1
Professor D G Roberts	8/8	–	6/7	1/1
M Romieu[6]	8/8	2/2*	–	–

Notes:
1. There were six scheduled meetings of the Remuneration Committee during the year; the remaining meeting (only attended by Messrs R V Emerson and J R W Orange) was called to approve the detail of arrangements approved in principle by a prior scheduled meeting of the Committee.
2. Messrs S J Dobbie and R V Emerson retired from the Board and its committees on 6 June 2008.
3. Mr S J Dobbie missed one Remuneration Committee meeting due to the rescheduling of the meeting.
4. Mr D C Lindsell was appointed to the Audit and Risk Committee on 17 January 2008, and the Remuneration Committee on 11 March 2008.
5. Mr J R W Orange missed one Board and Audit and Risk Committee meeting due to the rescheduling of these meetings.
6. Mr M Romieu was appointed to the Audit and Risk Committee on 11 March 2008. He attended one meeting by invitation, prior to his appointment as a member of the Committee.

* By invitation.

Executive Committee

The Board has delegated the day-to-day running of the group to the Chief Executive who has established an Executive Committee to assist him in this role. The Committee is made up of each of the executive directors and the Company Secretary. The Executive Committee is chaired by the Chief Executive.

The responsibilities of the Executive Committee include the development of group strategy for approval by the Board, portfolio management and the monitoring of performance against the targets set by the Board. At its weekly meetings it also reviews health, safety, environmental and security performance and operational business performance reports. The Executive Committee is also responsible for reviewing the information provided to the Board.

Three regional business units – North Sea and West Africa; Middle East-Pakistan and Asia – manage the geographical spread of business in the group. Each business unit is headed by a regional business manager who delivers against specific strategies and performance targets set by the Executive Committee.

Internal control

The directors are responsible for establishing and maintaining the group's system of internal control. The internal control system is regularly reviewed by the Board. Internal control systems in any group are designed to meet the particular needs of that group and the risks to which it is exposed, and by their nature can only provide reasonable but not absolute assurance against material misstatement or loss. The key procedures which the directors have established with a view to providing effective internal control are described below. These procedures have been in place for the year under review and up to the date of approval of the Annual Report and Financial Statements.

Management of business risks – This is an ongoing process, in accordance with the Turnbull guidance, and has been established for identifying, evaluating and managing risks faced by the group. This is based on each business unit and corporate function producing a risk matrix which identifies the key business risks – strategic, operational, financial and external – the probability of those risks occurring, their impact if they do occur and the actions being taken to manage those risks to the desired level. Risk acceptance and reduction objectives are defined with particular attention given to safety and environmental factors, and applied to ensure that the risks are at a level that is as low as reasonably practicable.

The directors receive assurance directly from the business units and functional management through the completion of annual declarations confirming compliance with the group's policies, procedures and risk management processes. These processes are designed to manage rather than eliminate risk of failure to achieve business objectives.

The company has adopted a framework model for application across the group and an annual report is produced in compliance with that model and with the group risk management process. The report is presented to the Audit and Risk Committee.

Monitoring – A business management system (BMS) is in force which regulates a wide range of day-to-day activities both in the UK and overseas offices, including environmental controls, health and safety regulations and political risks. Part of this BMS is a documented review and assurance activity, which deals with the risk review and audit processes. The purpose of the audit process is to ensure that the policies and procedures within the BMS are being adhered to. The purpose of the risk review process is to identify the significant risks to the business, rate them consistently, and ensure we have mitigating measures in place to manage them. The Group Health, Safety, Environment and Security Manager is accountable for the overall running of the process with the Group Financial Controller specifically responsible for the financial aspects.

The effective operation of internal control procedures is reviewed during visits to the overseas offices by head office staff. Audits of joint venture operations are carried out by joint venture partners on a regular basis.

A process of business control reviews has been developed and implemented across the group. This process is designed, inter alia, to provide assurance to the Board that the company is embedding effective risk management into its operations. The report of each review is presented to the Audit and Risk Committee. A rolling three-year plan to cover all business units has been put in place. During 2008 a number of financial control reviews were carried out:

Vietnam:	Finance and procurement control gap analysis
Pakistan:	Policy and procedures review
Indonesia:	Procurement practices review

All recommended actions following these reviews are being implemented.

In addition, a number of operational reviews took place in 2008:

Vietnam:	Chim Sáo project safety
Indonesia:	Gajah Baru project safety
	Anoa production competency assurance
	Anoa production safety case
Congo:	Frida well environmental impact assessment

These operational reviews all produced satisfactory results.

During 2008, the key business risks and internal control weaknesses identified were formally discussed by the Executive Committee and the Board on a periodic basis. This process will continue during 2009.

The Board will receive regular reports on any major problems that have occurred and how the risks have changed over the period under review.

Management structure – The Board has overall responsibility for the group and there is a formal schedule of matters specifically reserved for decision by the Board. Each executive director has been given responsibility for specific aspects of the group's affairs. The executive directors together with the Company Secretary constitute the Executive Committee which normally meets weekly.

Corporate accounting – Responsibility levels are communicated throughout the group as part of corporate accounting and an authorisation manual which sets out, inter alia, delegated

authority levels, segregation of duties and other control procedures. This manual was updated during the year to reflect the group's focus on development projects in the medium-term.

Quality and integrity of personnel – The integrity and competence of personnel is ensured through high recruitment standards and subsequent training.

Budgetary process – There is a comprehensive budgeting system with an annual budget approved by the Board, covering capital expenditure, cash flow, the income statement and balance sheet. Monthly results are reported against budget, and revised forecasts for the year are prepared regularly. Separate approval processes and limits are in place for unbudgeted expenditure items.

Investment appraisal – The group has clearly defined procedures for capital expenditure. These include authority levels, commitment records and reporting, annual budget and detailed appraisal and review procedures. The authority of the directors is required for key treasury matters including changes to equity and loan financing, interest rate and foreign currency policy including foreign currency hedging, oil price hedging, cheque signatories and opening of bank accounts. Comprehensive due diligence work is carried out if a business or an asset is to be acquired.

During 2008, the Board reviewed the group's system of internal control and is satisfied that all the controls in place are appropriate to provide reasonable assurance against any material misstatement or loss. The review is conducted on a regular basis and changes are made to internal control systems to address any new risks or exposures arising as a result of changes to the business or the business environment.

Going concern

After making enquiries and in light of the group's available loan facilities, the group budget for 2009 and the medium-term plans including those described in note 26 in the notes to the consolidated financial statements, the directors have reasonable expectation that the group has adequate resources to continue operations for the foreseeable future. The going concern basis for the financial statements has therefore continued to be adopted. Further details are set out in the Financial Review.

Communication with shareholders

Communication with shareholders is given significant attention. Extensive information about the group's activities is provided in the Annual Report and Financial Statements and in the Interim Report which are made available to shareholders. The company has also produced a summary review document in each of the last six years highlighting Premier's capabilities and operations.

These documents are available to all shareholders. The company's website (www.premier-oil.com) also provides detailed information on the group's activities.
In accordance with Companies Act 2006 provisions and the company's Articles of Association, the company uses its website as its default method of publication for statutory documents. The company operates a process of deemed consent; shareholders are given 28 days to indicate whether they wish to continue receiving hard copies of all statutory documents by post, before being deemed as consenting to web-based communications. Consenting shareholders are sent notification in the post each time the company places a statutory document on its website.

The last 'deemed consent' process took place in 2007. All new shareholders will receive hard copies of statutory documents until the next process is undertaken.

Shareholders are reminded that they have the right to request – at any time – all future communications to be sent by post, or to request a hard copy of a particular document which has been published on the company's website.

The company believes that the reduction in the number of unwanted communications printed and sent by post, following this 'deemed consent' process, not only results in cost savings to the company, but also reduces the impact that the unnecessary printing and distribution of reports has on the environment.

The company continues to promote the Premier Oil plc Share Portal, at www.premier-oil-shares.com. By registering on the website, shareholders are able to access their shareholding online, at their convenience, and have the ability to update their shareholding account (e.g. change their address) and submit queries on their account directly to the company's Registrars. Shareholders will also have the ability to vote online prior to the 2009 AGM. The Share Portal also encourages shareholders to register to receive communications by e-mail, rather than by post, thus further reducing the number of documents printed and distributed. Shareholders who have registered for this service will receive an e-mail notifying them when the company has added a statutory document to its website, ensuring the prompt and efficient delivery of information. For each new registration processed, the company will donate £1 to PURE the Clean Planet Trust, a UK charity dedicated to combating climate change.

The company has posted on its website, guidelines advising shareholders of how to deal with potential Boiler Room scams, where shareholders may have received unsolicited phone calls concerning investment matters, often where callers have stated they work for a subsidiary of, or on behalf of, the company. Shareholders are advised to be wary of any unsolicited advice, offers to buy shares at discount, or offers of free analysis reports, as the company does not retain the services of any such business for these purposes.

There is regular dialogue with institutional investors, and the Chairman, Chief Executive and Finance Director, who are the directors responsible for dealing with shareholders, ensure that other members of the Board receive full reports of shareholder meetings. Enquiries from individuals on matters relating to their shareholding and the business of the group are welcomed and are dealt with in a timely manner. All shareholders are encouraged to attend the AGM to discuss the progress of the group.

By order of the Board

S C Huddle
Company Secretary
25 March 2009

AUDIT AND RISK COMMITTEE REPORT

The Audit and Risk Committee, comprising only non-executive directors, normally meets at least three times a year for a detailed review of the group's accounts and its internal controls. The members of the Audit and Risk Committee are Messrs D C Lindsell (Chairman), J Darby, J R W Orange and M Romieu. Messrs S J Dobbie and R V Emerson retired from the Committee on 6 June 2008. The Company Secretary acts as secretary to the Committee. The Board considers Mr D C Lindsell and the other members of the Committee to have the relevant commercial, financial and accounting experience to assess effectively the complex financial reporting, risk and internal control issues relevant to the company. Messrs S C Lockett, A R C Durrant and N Hawkings normally attend, by invitation, all meetings of the Committee.

The Committee is authorised to engage the services of external advisers as they deem necessary in the furtherance of their duties at the company's expense. No external advisers materially assisted the Committee during the year.

Minutes of the meetings of the Committee are distributed to all Board members, all of whom are invited to attend meetings of the Committee (as observers) since the Board believes that the work of the Committee, particularly in the areas of risk management and internal control, is increasingly important for all Board members. The Committee is satisfied that it receives sufficient, reliable and timely information from management in order to enable it to fulfil its responsibilities.

The Audit and Risk Committee is mainly responsible for:

- monitoring the integrity of the financial statements of the company and formal announcements relating to the company's financial performance and reviewing any significant financial reporting judgements contained therein;

- reviewing the company's internal financial and operational control and risk management systems; full details of which are given in the Corporate Governance Report;

- reviewing accounting policies, accounting treatments and disclosures in financial statements to ensure clarity and completeness;

- overseeing the company's relationship with its external auditors, including making recommendations as to the appointment or reappointment of the external auditors, reviewing their terms of engagement and monitoring their independence; and

- reviewing the company's whistleblowing procedures and ensuring these are adequately published within the organisation, that the Committee Chairman is promptly informed of any

issues, and that there are arrangements in place for the investigation of any alleged improprieties.

The Committee met twice in 2008 and has four meetings scheduled for 2009. The March meeting reviewed the full-year results and the annual corporate governance report for the previous calendar year, and the August meeting reviewed the results for the six-month period ending on 30 June. The issues which would normally have been covered in the January meeting had been dealt with in an ad hoc meeting in December 2007.

More specifically, the responsibilities of the Committee were discharged as follows:

- the Committee reviewed the risk management process designed to identify the key risks facing the group and how these risks were being managed. It also reviewed the effectiveness of the group's internal controls and disclosures made in the Annual Report and Financial Statements;

- the Committee reviewed the papers prepared by the external auditor for the 2007 year-end process, the 2008 interim review and the audit plans and strategy for the 2008 final audit. The fee proposals for the final audit and interim review were also reviewed and agreed;

- the Committee met with the Finance Director and external auditors as part of the interim and final financial statements approval process. The Committee considered assumptions about the future and other sources of estimation uncertainty, as well as the most appropriate treatment and disclosure of any new or judgemental matters that may have a significant effect on amounts in the financial statements; and

- the performance and effectiveness of the Committee was reviewed as part of the Board performance evaluation process. The Committee was considered to be operating effectively and in accordance with the Smith Committee guidance within the Combined Code. The Committee also reviewed and updated its terms of reference.

Internal audit

The Audit and Risk Committee also carried out its annual review into whether it is appropriate for the company to establish an internal audit function. The Committee places great emphasis on the importance of imbuing a culture of risk management and control at all operating levels in the business and is confident that this culture is in place. The Committee took account of the fact that the company obtains independent confirmation of its internal controls from a variety of sources; these include joint venture and government audits and the use of specific reviews using third-party specialists. The Committee also took account of the business controls reviews and risk management process, more fully described in the Corporate Governance Report. The

Committee concluded that at this time there was no need for a dedicated internal audit resource but this will be kept under review.

External auditor

Deloitte LLP (Deloitte) was appointed external auditor of the company in 2004. The Audit and Risk Committee monitor the external auditors' performance on an ongoing basis, including an assessment following the year-end results carried out by the Finance Director and other key members of the finance team.

The Audit and Risk Committee regularly reviews the issue of the independence of our external auditors, in light of the fact that they provide tax advice to the group. In all services tendered, the group aims to select the provider who is best placed to deliver the service in terms of quality and cost. The Committee does not believe that the provision of tax advice to the group by the external auditor creates a threat to the independence of the audit process. This is principally because neither the nature, nor the scale of the non-audit service could, or could be seen to, impair the objectivity of the external auditors' opinion on the financial statements.

Deloitte are required to confirm to the Committee that they have both the appropriate independence and objectivity to allow them to continue to serve the members of the company. The Committee also requires the external auditor to confirm that in providing non-audit services, it complies with Ethical Standards of the UK Auditing Practices Board. This confirmation was received for 2008.

The company will pay US$0.7 million to Deloitte for audit services in 2008 (2007: US$0.6 million), relating to the statutory audit of the company financial statements and the audit of group subsidiaries and associates pursuant to legislation.

The fees for the provision of other services to the company and its subsidiaries, which include advice on tax planning and accounting and regulatory matters were US$1.1 million (2007: US$1.1 million), giving a total fee to Deloitte of US$1.8 million (2007: US$1.7 million). Further details are provided in note 3 of the notes to the consolidated financial statements.

By order of the Board

D C Lindsell

Chairman of the Audit and Risk Committee

25 March 2009

The carrying value is compared against the expected recoverable amount of the asset, generally by reference to the present value of the future net cash flows expected to be derived from production of commercial reserves. The cash generating unit applied for impairment test purposes is generally the field, except that a number of field interests may be grouped as a single cash generating unit where the cash flows of each field are interdependent.

Any impairment identified is charged to the income statement as additional depreciation. Where conditions giving rise to impairment subsequently reverse, the effect of the impairment charge is also reversed as a credit to the income statement, net of any depreciation that would have been charged since the impairment.

(d) Acquisitions, asset purchases and disposals

Acquisitions of oil and gas properties are accounted for under the purchase method where the transaction meets the definition of a business combination.

Transactions involving the purchase of an individual field interest, or a group of field interests, that do not qualify as a business combination, are treated as asset purchases irrespective of whether the specific transactions involved the transfer of the field interests directly or the transfer of an incorporated entity. Accordingly, no goodwill and no deferred tax gross up arises, and the consideration is allocated to the assets and liabilities purchased on an appropriate basis.

Proceeds on disposal are applied to the carrying amount of the specific intangible asset or development and production assets disposed of and any surplus is recorded as a gain on disposal in the income statement.

Inventories

Inventories, except for petroleum products, are valued at the lower of cost and net realisable value. Petroleum products and under and overlifts of crude oil are recorded at net realisable value, under inventories and other debtors or creditors respectively.

Tax

Income tax expense represents the sum of the tax currently payable and deferred tax. The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

E&E costs are not amortised prior to the conclusion of appraisal activities.

Treatment of E&E assets at conclusion of appraisal activities

Intangible E&E assets related to each exploration licence/prospect are carried forward, until the existence (or otherwise) of commercial reserves has been determined subject to certain limitations including review for indications of impairment. If commercial reserves have been discovered, the carrying value, after any impairment loss, of the relevant E&E assets, is then reclassified as development and production assets. If, however, commercial reserves have not been found, the capitalised costs are charged to expense after conclusion of appraisal activities.

(b) Development and production assets

Development and production assets are accumulated generally on a field-by-field basis and represent the cost of developing the commercial reserves discovered and bringing them into production, together with the E&E expenditures incurred in finding commercial reserves transferred from intangible E&E assets, as outlined in accounting policy (a) above.

The cost of development and production assets also includes the cost of acquisitions and purchases of such assets, directly attributable overheads, finance costs capitalised, and the cost of recognising provisions for future restoration and decommissioning.

Depreciation of producing assets

The net book values of producing assets are depreciated generally on a field-by-field basis using the unit-of-production method by reference to the ratio of production in the year and the related commercial reserves of the field, taking into account future development expenditures necessary to bring those reserves into production.

Producing assets are generally grouped with other assets that are dedicated to serving the same reserves for depreciation purposes, but are depreciated separately from producing assets that serve other reserves.

Pipelines are depreciated on a unit-of-throughput basis.

(c) Impairment of development and production assets

An impairment test is performed whenever events and circumstances arising during the development or production phase indicate that the carrying value of a development or production asset may exceed its recoverable amount.

Sales revenue and other income

Sales of petroleum production are recognised when goods are delivered or the title has passed to the customer.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Oil and gas assets

The company applies the successful efforts method of accounting for exploration and evaluation (E&E) costs, having regard to the requirements of IFRS 6 –'Exploration for and Evaluation of Mineral Resources'.

(a) Exploration and evaluation assets

Under the successful efforts method of accounting, all licence acquisition, exploration and appraisal costs are initially capitalised in well, field or specific exploration cost centres as appropriate, pending determination. Expenditure incurred during the various exploration and appraisal phases is then written off unless commercial reserves have been established or the determination process has not been completed.

Pre-licence costs

Costs incurred prior to having obtained the legal rights to explore an area are expensed directly to the income statement as they are incurred.

Exploration and evaluation costs

Costs of E&E are initially capitalised as E&E assets. Payments to acquire the legal right to explore, costs of technical services and studies, seismic acquisition, exploratory drilling and testing are capitalised as intangible E&E assets.

Tangible assets used in E&E activities (such as the company's vehicles, drilling rigs, seismic equipment and other property, plant and equipment used by the company's exploration function) are classified as property, plant and equipment. However, to the extent that such a tangible asset is consumed in developing an intangible E&E asset, the amount reflecting that consumption is recorded as part of the cost of the intangible asset. Such intangible costs include directly attributable overhead, including the depreciation of property, plant and equipment utilised in E&E activities, together with the cost of other materials consumed during the exploration and evaluation phases.

Interest in associates

An associate is an entity in which the group has a long-term equity interest and over which it has significant influence, but not control, through participation in the financial and operating policy decisions of the investee.

The results, assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Interests in associates are carried in the balance sheet at cost as adjusted by post-acquisition changes in the group's share of the net assets of the associate, less any impairment in the value of individual investments. Any excess/deficiency of the cost of acquisition over/below the group's share of the net fair values of the identifiable assets, liabilities and contingent liabilities of the associate at the date of acquisition is recognised as goodwill/negative goodwill.

Where a group entity transacts with an associate of the group, unrealised profits and losses are eliminated to the extent of the group's interest in the relevant associate.

Interest in joint ventures

A joint venture is a contractual arrangement whereby the group and other parties undertake an economic activity that is subject to joint control.

Where a group company undertakes its activities under joint venture arrangements directly, the group's share of jointly controlled assets and any liabilities incurred jointly with other venturers are recognised in the financial statements of the relevant company and classified according to their nature.

Liabilities and expenses incurred directly in respect of interests in jointly controlled assets are accounted for on an accrual basis. Income from the sale or use of the group's share of the output of jointly controlled assets, and its share of joint venture expenses, are recognised when it is probable that the economic benefits associated with the transactions will flow to/from the group and their amount can be measured reliably.

Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities. The group reports its interests in jointly controlled entities using proportionate consolidation – the group's share of the assets, liabilities, income and expenses of jointly controlled entities are combined with the equivalent items in the consolidated financial statements on a line-by-line basis.

Where the group transacts with its jointly controlled entities, unrealised profits and losses are eliminated to the extent of the group's interest in the joint venture.

The directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the group except for additional segment disclosures when IFRS 8 – 'Operating Segments' comes into effect for periods commencing on or after 1 January 2009.

Basis of accounting

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as endorsed by the Council of the European Union.

The financial statements are prepared under the historical cost convention except for the revaluation of financial instruments and certain oil and gas properties at the transition date to IFRS.

The financial statements have been prepared on a going concern basis. Further information relating to the going concern assumption is provided in the Report of the Directors.

The principle accounting policies adopted are set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the company and entities controlled by the company (its subsidiaries) made up to 31 December each year. Control is achieved where the company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities.

On acquisition the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess/deficiency of the cost of acquisition over/below the fair values of the identifiable net assets acquired is recognised as goodwill/negative goodwill. The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised.

The results of subsidiaries acquired or disposed of during the year are included in the income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by other members of the group.

All significant inter-company transactions and balances between group entities are eliminated on consolidation.

ACCOUNTING POLICIES

General information

Premier Oil plc is a limited company incorporated in Scotland and listed on the London Stock Exchange. The address of the registered office is Premier Oil plc, 4th Floor, Saltire Court, 20 Castle Terrace, Edinburgh, EH1 2EN. The principal activities of the company and its subsidiaries (the group) are oil and gas exploration and production in the North Sea, Middle East-Pakistan, West Africa and Asia.

These financial statements are presented in US dollars since that is the currency in which the majority of the group's transactions are denominated.

Adoption of new and revised Standards

In the current year, two Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) are effective for the current period. These are: IFRIC 11: IFRS 2 – 'Group and Treasury Share Transactions' and IFRIC 14: IAS 19 – 'The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction'. The adoption of these Interpretations has not led to any changes in the group's accounting policies and has had no impact on the financial statements of the group.

At the date of approval of these financial statements the group has not applied the following Standards and Interpretations which are in issue but not yet effective:

- Amendments to IFRS 1/IAS 27 – 'Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate'
- Amendments to IFRS 2 – 'Share-based Payment – Vesting Conditions and Cancellations'
- Amendments to IFRS 3 – 'Business Combinations'
- IFRS 8 – 'Operating Segments'
- Amendments to IAS 1 – 'Presentation of Financial Statements'
- Amendments to IAS 23 – 'Borrowing Costs'
- Amendments to IAS 27 – 'Consolidated and Separate Financial Statements'
- Amendments to IAS 32/IAS 1 – 'Puttable Financial Instruments and Obligations Arising on Liquidation'
- IFRIC 12: 'Service Concession Arrangements'
- IFRIC 15: 'Agreements for the Construction of Real Estate'
- IFRIC 16: 'Hedges of a Net Investment in a Foreign Operation'
- IFRIC 17: 'Distributions of Non-cash Assets to Owners'

– prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the parent company financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors' responsibility statement

We confirm to the best of our knowledge:

1. the financial statements, prepared in accordance with International Financial Reporting Standards as adopted by the EU for the group and UK GAAP for the company give a true and fair view of the assets, liabilities, financial position and profit or loss of the group and company, respectively, and the undertakings included in the consolidation taken as a whole; and

2. the business review, which is incorporated into the Report of the Directors, includes a fair review of the development and performance of the business and the position of the group and company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties they face.

By order of the Board

S C Lockett
Chief Executive
25 March 2009

A R C Durrant
Finance Director
25 March 2009

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The directors are responsible for preparing the Annual Report, Remuneration Report and the financial statements in accordance with applicable law and regulations.

Group financial statements

Company law requires the directors to prepare financial statements for each financial year. The directors are required by the International Accounting Standard (IAS) Regulation to prepare the group financial statements under International Financial Reporting Standards (IFRSs) as adopted by the European Union. The group financial statements are also required by law to be properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

IAS 1 requires that IFRS financial statements present fairly for each financial year the group's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the Preparation and Presentation of Financial Statements'. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable IFRSs. However, directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- provide additional disclosures when compliance with the specific requirements in IFRSs is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the group's financial position and financial performance.

Parent company financial statements

The directors have elected to prepare the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The parent company financial statements are required by law to give a true and fair view of the state of affairs of the company. In preparing these financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state whether applicable United Kingdom Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

unless he/she leaves due to injury, redundancy, TUPE transfer, retirement, death or the sale of the company.

In the case of the award of Matching Shares, the company has not required performance criteria to be fulfilled, as the purpose of the plan is to encourage all employees to become shareholders in the company.

The company invites all company employees to make contributions to acquire Partnership Shares on a monthly basis. During 2008, Messrs S C Lockett, R A Allan, A R C Durrant and N Hawkings contributed the maximum monthly amount of £125 to the plan.

Shares held beneficially in this plan by the directors during the financial year were as follows:

	Shares held on 1 January 2008	Total Partnership Shares purchased in 2008 at prices between 742p and 1710p	Total Matching Shares awarded in 2008 at prices between 742p and 1710p, vesting in 2011	Shares held on 31 December 2008	Partnership and Matching Shares acquired between 1 January and 24 March 2009
S C Lockett	3,309	126	126	3,561	96
R A Allan	3,300	126	126	3,552	96
A R C Durrant	760	127	127	1,014	96
N Hawkings	760	127	127	1,014	96

Sourcing of shares and dilution limits

The company uses the Premier Oil plc Employee Benefit Trust to satisfy the obligations of the Executive Share Option Schemes, the AEP and the directors' deferred bonus shares. The Employee Benefit Trust currently holds sufficient shares to meet short-term requirements, and future obligations will be met using a combination of market purchases, financed by the company, and newly-issued shares. The number of shares held by the Employee Benefit Trust as at 31 December 2008 was 863,339 (31 December 2007: 205,152).

The rules of each of the company's share-based incentive schemes contain limitations on the total number of options and awards over new shares that can be awarded, in accordance with the Association of British Insurers' guidelines.

By order of the Board

J R W Orange

Chairman of the Remuneration Committee

25 March 2009

aligns the interests of directors with shareholders by requiring superior TSR compared to competitor companies.

Directors' interests under this scheme are shown below:

	Date of grant	Exercisable dates	Acquisition price per share (£)	Options held at 1 January 2008	Event	Mid-market price on date of exercise (£)	Options held at 31 December 2008
A R C Durrant[1, 2]	01.06.05	01.06.08 – 31.05.15	5.87	100,000	Lapsed	–	-
N Hawkings[3]	16.05.05	16.05.08 – 15.05.15	5.35	20,000	–	–	20,000

Notes:

1. The grant to Mr A R C Durrant was made as part of his recruitment terms, to compensate him for the value loss he suffered on leaving his previous employer.
2. On the completion of the performance period it was established that performance conditions had not been achieved, and therefore the options lapsed with effect from 11 July 2008.
3. The grant to Mr N Hawkings was made as part of his recruitment terms, where it was agreed that the grant would not be subject to any pre-vesting performance conditions.

Savings Related Share Option Scheme 2003

Under this scheme, employees (including executive directors) with six months or more continuous service are invited, within a period of 42 days of the announcement of the annual results, to join the scheme. Employees may save between £5 and £250 per month, through payroll deduction for a period of three or five years, after which time they can acquire shares at a market value set at the time of invitation discounted by up to 20 per cent.

Directors' interests under this scheme are shown below:

	Date of grant	Exercisable dates	Acquisition price per share (£)	Options held at 1 January 2008	Event	Mid-market price on date of exercise (£)	Options held at 31 December 2008
S C Lockett	03.05.07	01.06.10 – 30.11.10	9.96	948	–	–	948
R A Allan	03.05.07	01.06.12 – 30.11.12	9.96	1,644	–	–	1,644
A R C Durrant	04.05.06	01.06.11 – 30.11.11	8.16	1,973	–	–	1,973
N Hawkings	04.05.06	01.06.11 – 30.11.11	8.16	1,973	–	–	1,973

The mid-market closing price of the company's shares at 31 December 2008 was £9.85 (31 December 2007: £13.10). The intra-day trading price of the company's shares during 2008 was between £5.69 and £18.50.

Share Incentive Plan (Audited)

Under this plan, employees, including executive directors, may make contributions to acquire shares in the company (Partnership Shares). If an employee agrees to buy Partnership Shares, the company currently matches the number of Partnership Shares bought with an award of shares (Matching Shares), on a one-for-one basis. Should an employee leave the SIP scheme before the end of the three-year holding period they will lose the right to the Matching Shares,

Share option schemes (Audited)

Executive Share Option Scheme 1995

Options granted under the 1995 scheme are normally exercisable, at the acquisition price, not less than three years after their date of grant and will lapse (unless previously exercised) on their tenth anniversary. No payment is made for the grant of an option. Options cannot be exercised until pre-determined performance conditions have been achieved. For options granted prior to 2000 the performance requirement was that the share price plus the value of dividends paid must, as measured at the end of any consecutive three-year period, have grown at a rate equal to or greater than the FTSE All Share Oil & Gas Producers Index over the same period. Options granted during and after 2000 are dependent upon growth in the company's earnings per share of at least 3 per cent per annum compound above the Retail Price Index over a three-year period.

Mr S C Lockett held options under this scheme during the financial year. The options are listed in the table below:

	Date of grant	Exercisable dates	Acquisition price per share (£)	Options held at 1 January 2008	Event	Mid-market price on date of exercise (£)	Options held at 31 December 2008
S C Lockett	16.04.98	16.04.03 – 16.04.08	3.725	7,680	Exercised[1]	13.74	-

Notes:
1. The mid-market closing price on the date of exercise (8 January 2008) was £13.74 resulting in a gain on exercise of £10.02 per share.

Executive Share Option Scheme 2003

This scheme replaced the 1995 scheme on completion of the company's Scheme of Arrangement in 2003. Options granted under the scheme are normally exercisable not less than three years after their date of grant and will lapse (unless previously exercised) on their tenth anniversary. No payment is made for the grant of an option. Options cannot normally be exercised until pre-determined performance conditions have been achieved. In the case of certain employees the performance condition is growth in earnings per share of at least 3 per cent per annum compound above the Retail Price Index over a three-year period. In other cases, including grants made to Mr A R C Durrant under the scheme in 2005, the performance condition is based on the company's TSR in comparison with a group of eight companies as follows: Burren Energy, Cairn Energy, Dana Petroleum, Paladin Resources, Tullow Oil, Venture Production, Soco International and JKX Oil & Gas, measured between 1 June 2005 and 31 May 2008. Options will vest as to 30 per cent in the event that median performance is achieved, with proportionate vesting on a straight-line basis up to 100 per cent if upper quartile performance is achieved. TSR was selected as the performance measure for this plan as it

The equity bonus pool of the 2006 award was calculated by comparing the market value calculated by reference to the average share price for the three months prior to the date of award (1 January 2006), with the market value similarly calculated to 31 December 2008. The minimum vesting threshold for the equity bonus pool was not achieved, resulting in this part of the award lapsing.

An independent external valuation of the asset bonus pool of the 2006 award will take place following the publication of the year-end results. If it is determined that the minimum vesting threshold has been achieved, 50 per cent of the awards will be released in cash and 50 per cent will be in deferred shares.

As at 31 December 2008, a total of 6,015.70[1] participation points have been allocated under the 2007 award. 450.50 participation points have been awarded since the date of grant, as time-apportioned compensatory awards to employees (other than executive directors) who have joined the company during the three-year performance period and 343.0 participation points have been forfeited due to participants leaving the employment of the company. The increase in aggregate participation points reflects the decision to extend the award to all global employees. The directors have been allocated the following points under the 2007 award:

	Number of participation points
S C Lockett	320
R A Allan	210
A R C Durrant	210
N Hawkings	210

Notes:
1. The figure of 6,266.20 published in the 2007 Annual Report regarding the 2007 award included 509.60 participation points allocated for approved vacant positions. Not all of these vacancies have been filled and therefore the points have not been awarded.

As at 31 December 2008, a total of 7,252.60 participation points have been allocated under the 2008 award. The directors have been allocated the following points under the 2008 award:

	Number of participation points
S C Lockett	310
R A Allan	205
A R C Durrant	205
N Hawkings	205

2009 awards

The 2009 awards will be granted under the LTIP, subject to its approval at the 2009 AGM.

	Date of grant	Type of award	Awards held at 1 January 2008	No. of Deferred Shares granted during 2008[1]	No. of Matching Awards granted during 2008[2]	Shares lapsed during 2008	Awards held at 31 December 2008	Market price of shares on day of award	Performance period	Earliest vesting date
S C Lockett	17.01.07	Deferred Share	42,268	-	-	-	42,268	1127p	-	01.01.10
	27.03.07	Matching Award	105,670	-	-	-	105,670	1235p	01.01.07 – 31.12.09	01.01.10
	11.01.08	Deferred Share	-	33,706	-	-	33,706	1317p	-	01.01.11
	13.03.08	Matching Award	-	-	84,265	-	84,265	1343p	01.01.08 – 31.12.10	01.01.11
			147,938	**33,706**	**84,265**	-	**265,909**			
R A Allan	17.01.07	Deferred Share	29,600	-	-	-	29,600	1127p	-	01.01.10
	27.03.07	Matching Award	74,000	-	-	-	74,000	1235p	01.01.07 – 31.12.09	01.01.10
	11.01.08	Deferred Share	-	20,114	-	-	20,114	1317p	-	01.01.11
	13.03.08	Matching Award	-	-	50,285	-	50,285	1343p	01.01.08 – 31.12.10	01.01.11
			103,600	**20,114**	**50,285**	-	**173,999**			
A R C Durrant	17.01.07	Deferred Share	15,574	-	-	-	15,574	1127p	-	01.01.10
	27.03.07	Matching Award	38,935	-	-	-	38,935	1235p	01.01.07 – 31.12.09	01.01.10
	11.01.08	Deferred Share	-	20,114	-	-	20,114	1317p	-	01.01.11
	13.03.08	Matching Award	-	-	50,285	-	50,285	1343p	01.01.08 – 31.12.10	01.01.11
			54,509	**20,114**	**50,285**	-	**124,908**			
N Hawkings	17.01.07	Deferred Share	13,206	-	-	-	13,206	1127p	-	01.01.10
	27.03.07	Matching Award	33,015	-	-	-	33,015	1235p	01.01.07 – 31.12.09	01.01.10
	11.01.08	Deferred Share	-	17,658	-	-	17,658	1317p	-	01.01.11
	13.03.08	Matching Award	-	-	44,145	-	44,145	1343p	01.01.08 – 31.12.10	01.01.11
			46,221	**17,658**	**44,145**	-	**108,024**			

Notes:
1. There are no performance criteria for the Deferred Shares.
2. Matching Awards granted are the maximum award possible under the Matching Award scheme, subject to performance criteria.

Outstanding Asset and Equity Plan awards

As at 31 December 2008, a total of 1,254.55 participation points have been allocated under the 2006 award. 1,171.25 participation points were awarded in 2006 on the date of grant and 204.80 have been awarded since then, as time-apportioned compensatory awards to employees (other than executive directors) who have joined the company during the three-year performance period. 121.50 participation points have been forfeited due to participants leaving the employment of the company. The directors have been allocated the following points under the 2006 award:

	Number of participation points
S C Lockett	62
R A Allan	45
A R C Durrant	45
N Hawkings	45

where the compound growth rate exceeds 20 per cent per annum in either the asset or equity bonus pool, in which case the Committee may increase the limit on such a proportionate basis as it determines to be fair and reasonable.

At the time of vesting, 50 per cent of an award is payable in cash and 50 per cent is payable in the form of an award of deferred shares. Awards granted in 2007 and 2008 will, however, be payable entirely in shares, with 50 per cent payable in the form of deferred shares.

The Matching Award scheme is an amendment to the plan approved by shareholders at the 2006 AGM which gives participants the option to increase the six-month deferral of the share element of the scheme to three years. This extended deferral is mandatory for the executive directors and senior management but voluntary for other staff. The shares deferred for the extended period will participate in a Matching Award. The release of this part of the award will therefore be six years following the initial grant of the award under the plan.

Matching Awards are subject to performance criteria related to comparative TSR over a three-year period. The comparator group consists of about thirty five listed companies in the oil and gas sector. TSR will be measured as the percentage increase in a return index of the comparator group between the beginning and end of the performance period, which begins on the first day of the financial year in which the Matching Award is granted. The return index at the beginning of the performance period is the average of the return index on each weekday in the three-month period prior to the start of the performance period. In order to ascertain the return index at the end of the performance period, the same averaging method will be used for the three months prior to the end of the performance period. If the company's TSR is at the median against the comparator group, then Matching Awards vest on a 0.5:1 basis and where comparative performance is at or above the upper decile, Matching Awards vest on a 2.5:1 basis (with proportionate vesting on a straight-line basis between these two points). Independent external advice will be taken to assess whether the company has met the TSR performance condition and to confirm that the companies which made up the index and the measurement of the company's performance are both in accordance with the rules of the AEP.

Details of Deferred Shares and Matching Awards granted to directors under the Asset and Equity Plan are set out below:

Notes:

- The amounts of accrued pension under (a) and (c) represent the accrued pension entitlements of the director as at the stated dates.
- The transfer value under (d) has been calculated on the basis of actuarial advice in accordance with the guidance note 'GN11: Retirement Benefit Schemes – Transfer Values' issued by the Board for Actuarial Standards under the Financial Reporting Council. This guidance note was replaced by the Occupational Pension Schemes (Transfer Values) (Amendment) Regulations 2008 (SI 2008/1050) with effect from 1 October 2008.
- The transfer values under (b) and (e) have been calculated in line with the Occupational Pension Schemes (Transfer Values) (Amendment) Regulations 2008 (SI 2008/1050).
- The amounts under (e) represent the increase in value of the directors' benefits in terms of the value, on the transfer value basis in force at the end of the year, of the excess of the end-year accrued benefits over the start-year accrued benefits (as revalued by price inflation) less contributions by the directors.
- The values stated above correspond with the target level of final salary pension provision; in practice, the pension benefits for these directors are principally established through individual money purchase arrangements and salary supplements. Thus, in the case of Mr A R C Durrant, who has elected not to receive enhanced pension contributions, the company's pension obligation will be met entirely by the payment of salary supplements.
- In addition to the current provision noted above, Mr R A Allan is entitled to a deferred pension under the Scheme in respect of a prior service period with the company between September 1986 and November 1999.
- Members of the Scheme have the option to pay additional voluntary contributions; none of the directors have elected to do so.

The following payments were made to a former director of the company in respect of unfunded pension liabilities:

	Amount of unfunded pension paid during 2008 £	Amount of unfunded pension paid during 2007 £
J A Heath	32,526	31,275

Asset and Equity Plan (Audited)

The AEP is designed to reward an improvement in the asset value of the business and the market value of the company over a three-year period. The plan therefore has two bonus pools – an asset bonus pool and an equity bonus pool. The asset bonus pool is created by reference to the increase in the net asset value per share of the company over a three-year period and the equity bonus pool is created by reference to the increase in the equity value per share of the company over a three-year period. In both cases, no bonus pool is created where the compound growth per annum in the relevant measure (asset value or share price) is below 10 per cent. At 10 per cent compound growth per annum, 1 per cent of the growth becomes the pool. At 20 per cent compound growth per annum, 2.5 per cent of the growth becomes the pool. The size of the pool increases on a straight-line basis between these two points. In addition, the vesting of awards is subject to the Committee being satisfied that there has been satisfactory improvement in the performance of the company.

Under this plan awards have been made annually and will mature on the third anniversary of grant. They are not pensionable. The AEP is a broadly-based plan with participation points being awarded to eligible employees, including executive directors, throughout the group. New employees who join the company part of the way through the duration of a three-year award are awarded participation points in that award on a time-apportioned basis. In addition, employees who receive a significant promotion during an award period are eligible to receive an increased participation, also on a time-apportioned basis. The maximum benefit that an individual may receive will normally be limited to twice his or her base salary per annum, except

Pension schemes (Audited)

Mr S C Lockett is a member of the Premier Oil plc Retirement and Death Benefits Plan (the Scheme), subject to the earnings cap. The Scheme is a funded, registered final salary scheme, which provides a pension on broadly a fiftieths accrual basis of up to two-thirds salary at the normal pension age of 60. Benefits are actuarially reduced on early retirement before age 60 and pensions in payment increase in line with the lower of inflation or 5 per cent per annum.

The company has decided to continue to operate its own cap on pensionable earnings beyond April 2006, when the external cap was removed. For the year to 31 December 2008 this was set at £112,800, increasing to £117,600 for the year to 31 December 2009.

The company has agreed to provide Messrs S C Lockett, R A Allan, A R C Durrant and N Hawkings with a pension substantially as if they were contributing members of the Scheme and, in regard to service completed subsequent to their appointment as directors, not subject to the earnings cap. The additional value of this target pension provision, relative to the standard terms applied to staff, is made available at the directors' option in the form of either an enhanced scale of pension contributions or a non-pensionable salary supplement. As at the year-end, Messrs S C Lockett, R A Allan and N Hawkings had elected the former and Mr A R C Durrant had elected the latter.

Messrs R A Allan and N Hawkings are members of a money purchase pension arrangement to which, during 2008, the company contributed £57,917 and £52,912 respectively; these amounts include £34,637 and £29,632 respectively in regard to the enhanced pension contributions referred to above. Mr S C Lockett is a member of a money purchase pension arrangement to which, during 2008, the company contributed £50,040 in regards to the enhanced pension contributions referred to above.

The accrued pension entitlements of the directors who were members (or deemed members) of the Scheme during 2008 are as follows:

	(a) Accrued pension as at 31 December 2008 £'000 pa	(b) Transfer value in respect of (a) as at 31 December 2008 £'000	(c) Accrued pension as at 31 December 2007 £'000 pa	(d) Transfer value in respect of (c) as at 31 December 2007 £'000	Increase from (d) to (b) less contributions by director during 2008 £'000	(e) Transfer value of increase in accrued benefit £'000	(f) Increase in accrued pension (excluding inflation) £'000
S C Lockett	54.0	393.2	42.7	290.8	79.8	69.9	9.6
R A Allan	24.8	236.6	17.9	166.8	53.8	59.2	6.2
A R C Durrant	18.5	187.7	11.9	117.3	54.1	61.9	6.1
N Hawkings	13.4	120.1	8.0	68.9	36.7	45.7	5.1

Summary of actual remuneration (Audited)

Executive directors:	Salary and fees 2008 £'000	Benefits in kind* 2008 £'000	Annual cash bonus 2008 £'000	**Total 2008 £'000**	Total 2007 £'000	Pension contributions 2008 £'000	Pension contributions 2007 £'000
S C Lockett[1] (Chief Executive)	395.0	17.0	108.6	**520.6**	547.9	50.0	15.7
R A Allan	285.0	17.0	78.4	**380.4**	373.2	57.9	54.4
A R C Durrant[2]	341.7	20.2	79.8	**441.7**	425.4	–	–
N Hawkings[3]	260.0	16.5	71.5	**348.0**	339.5	52.9	49.4
Non-executive directors[4]:							
Sir David John (Chairman)	130.0	–	–	**130.0**	115.0	–	–
J R W Orange[5] (Senior independent director)	50.0	–	–	**50.0**	46.0	–	–
J Darby[6]	40.0	–	–	**40.0**	11.7	–	–
S J Dobbie[7]	15.3	–	–	**15.3**	35.0	–	–
R V Emerson[7]	21.0	–	–	**21.0**	41.0	–	–
D C Lindsell[8]	42.7	–	–	**42.7**	–	–	–
Professor D G Roberts	40.0	–	–	**40.0**	35.0	–	–
M Romieu[8]	38.2	–	–	**38.2**	–	–	–
Total	**1,658.9**	**70.7**	**338.3**	**2,067.9**	**1,969.7**	**160.8**	**119.5**

Notes:
1. A contribution of £50,040 was paid in 2008 to Mr S C Lockett's personal money purchase pension scheme. In 2007 £35,672 was paid as a salary supplement and £15,684 was paid into his personal money purchase pension scheme, as part of his pension arrangements.
2. £51,716 of Mr A R C Durrant's remuneration relates to a salary supplement as part of his pension arrangements.
3. Mr N Hawkings sacrificed £50,000 of his 2008 bonus into his personal money purchase pension scheme.
4. The basic fee for each of the non-executive directors (excluding the Chairman) at the end of 2008 was £40,000 per annum. An additional fee of £8,000 per annum was paid per committee Chairmanship.
5. Mr J R W Orange is provided with an additional set fee of £2,000 per annum in respect of his position as senior independent non-executive director.
6. Mr J Darby's total remuneration in 2007 is calculated from 1 September 2007, being the date of his appointment to the Board.
7. Messrs S J Dobbie and R V Emerson retired from the Board on 6 June 2008.
8. Messrs D C Lindsell and M Romieu's total remuneration in 2008 is calculated from 17 January 2008, being the date of their appointments to the Board.

* Benefits in kind represent gym membership, car allowance and medical insurance.

On 22 July 2006 the company entered into an Advisory Service Agreement with former non-executive director Mr M A K Alizai, under which he provided services as an advisor to the Board. Mr Alizai was paid $87,500 for the year to 21 July 2008, when the agreement terminated.

Shares held in trust in respect of the deferred element of the annual bonus for directors are as follows:

	Awarded on 21 March 2006 at 888p[1] and earliest vesting on 21 March 2009	Awarded on 17 January 2007 at 1128p[1] and earliest vesting on 17 January 2010	Awarded on 11 January 2008 at 1317p[1] and earliest vesting on 11 January 2011	Awarded on 22 January 2009 at 741.5p[1] and earliest vesting on 22 January 2012
S C Lockett	5,631	9,973	9,229	14,649
R A Allan	4,730	7,812	6,638	10,569
A R C Durrant	2,956	7,812	6,662	10,755
N Hawkings	3,604	7,812	6,021	9,642

Notes:
1. Mid-market closing price on date of award.

replace it. Subject to shareholder approval for the LTIP being received, going forward the LTIP will have two primary elements. The first will be an equity bonus pool created by reference to the increase in the equity value per share of the company over a three-year period. The second will involve the grant of performance shares (with an anticipated value on grant of 150 per cent of salary in the case of the Chief Executive and 125 per cent of salary in the case of all other executive directors) subject to a total shareholder return (TSR) performance condition, measured relative to other oil companies.

As to vesting criteria, an equity bonus pool will not be created where the compound growth per annum in share price is below 10 per cent. At 10 per cent compound growth per annum, 1 per cent of the growth will become the pool. At 20 per cent compound growth per annum, 2.5 per cent of the growth will become the pool. The size of the pool will increase on a straight-line basis between these two points. Individuals' rights to the proceeds from the pool are based on a pre-determined allocation. In the event that the value of an individual entitlement exceeds 100 per cent of salary, the Committee must be satisfied that there has been long-term improvement in the underlying financial performance of the company. Performance shares will not vest if the company's TSR performance is below the median of a comparator group comprising approximately 35 companies. At the median they will vest as to 25 per cent and at upper quartile or above as to 100 per cent with proportionate vesting on a straight-line basis between those two points.

Half of any executive director's vested award will be received in shares and the other half in the form of an award of deferred shares which will vest three years later (i.e. six years after the initial grant). Any such deferred shares shall also attract the grant of a Matching Award over further shares with such Matching Award being subject to a TSR performance condition on the same terms as current apply to Matching Awards granted under the AEP (as described in more detail in the Asset and Equity Plan (Audited) section of this report).

These two elements have been chosen to ensure that there will be continued alignment between the interests of shareholders and executives via share price performance as well as providing an important incentive to management to outperform the company's most relevant competitors via the TSR performance condition.

Pension

Details of the executive director's pension arrangements are set out in the Pension Schemes (Audited) section of this report.

Following a review of the 2008 targets, the Committee agreed that the production and operating cost per barrel targets and the health, safety, environment and security target had been achieved. The Committee agreed a 25 per cent award out of the maximum 70 per cent in relation to the exploration, portfolio management and strategic development targets. This resulted in a total award of 55 per cent of salary (27.5 per cent paid as cash and 27.5 per cent deferred in shares as indicated above) for performance against the above targets (2007: 65 per cent of salary, paid as 32.5 per cent cash and 32.5 per cent deferred shares).

The annual bonus scheme for the 2009 financial year has a similar structure and the same maximum award level. The performance metrics have been changed to include, amongst other things, specific targets relating to funding and management of the exploration portfolio. This reflects the current difficult market conditions and the priorities of the business. Performance measures for 2009 are explained in the table below:

Performance measures	Maximum bonus potential	Conditions
Finance and organisation	30%	To ensure funding is in place to facilitate the investment programme. To manage hedging and commitments to meet funding covenants at conservative oil prices.
Production and development	20%	Various targets including progressing the major new field development projects on time and on budget.
Exploration	20%	Various targets including portfolio management and exploration success.
New business	20%	The delivery of various strategic investment/divestment opportunities.
Health, safety, environment and security	10%	Combined frequencies of lost time injuries and restricted work day cases of or below 1.55 cases per million man-hours worked.

Benefits

Messrs S C Lockett, R A Allan, A R C Durrant and N Hawkings each received the benefit of a car allowance and medical insurance. Mr R A Allan also received a gym membership subsidy.

Long-term incentive arrangements

The company currently operates the AEP, two Executive Share Option Schemes and an all-employee Share Incentive Plan and Save As You Earn Scheme. Details of the Executive Share Option Schemes and the all-employee share plans are set out in the Share option schemes (Audited) section of this report.

The AEP is currently the company's main long-term incentive arrangement, and details of the awards granted to executive directors under this plan are set out in the Asset and Equity Plan (Audited) section of this report. The life of the AEP will expire in May 2009. Accordingly, it is proposed that a replacement, the 2009 Long Term Incentive Plan (LTIP) be introduced to

The salaries of the executive directors as at 1 January 2009 are as follows:

	Salary £	Percentage increase from 2008 %
S C Lockett	435,000	10.1
R A Allan	300,000	5.3
A R C Durrant	320,000	10.3
N Hawkings	300,000	15.4

For all the executive directors, these increases, which in some cases are somewhat larger than normal, were determined after considering a range of factors such as company performance, the development of the executive and the positioning of his salary in relative terms. In addition, account was taken of the recommendations of Hewitt New Bridge Street that these levels represent salaries between the median and upper quartile for executives in similar roles, in companies of similar size in the oil and gas sector and in general industry companies (excluding financial services) also of a similar size.

While salary is reviewed by reference to market conditions, the performance of the company and the performance of the individual, the Committee would not regard this element of remuneration as directly performance-related.

Annual bonus scheme

The total annual bonus potential, which is non-pensionable, is 100 per cent of base salary. Half of any bonus earned is payable immediately in cash and the remaining half is payable in shares and deferred for three years. The deferred element of the bonus is contingent upon the relevant beneficiary remaining in employment for the three years from the date of the award, but is not dependent on any further performance-related measures.

Performance measures for 2008 are explained in the table below:

Performance measures	Maximum bonus potential	Conditions
Exploration, portfolio management and strategic development	70%	Various milestones identified for the year, to achieve the medium-term production target in excess of 50,000 boepd, including the drilling and success of exploration wells and the development of strategic investment/divestment opportunities.
Production	10%	To achieve the production number contained in the 2008 budget approved by the Board.
Operating cost per barrel	10%	To achieve the operating cost per barrel number contained in the 2008 budget approved by the Board.
Health, safety, environment and security	10%	Combined frequencies of lost time injuries and restricted work day cases of or below 1.7 cases per million man-hours worked.

base salary, annual bonus and long-term incentive scheme entitlement, benefits in kind and pension rights during the notice period. There are provisions for earlier termination by the company in certain circumstances. If such circumstances were to arise, the executive director concerned would have no claim against the company for damages or any other remedy in respect of the termination. There are no other provisions, such as liquidated damages clauses, which expressly provide for compensation in the event of early termination. The Committee would apply general principles of mitigation to any payment made to a departing executive director and would consider each case on an individual basis. Messrs S C Lockett and R A Allan have service contracts dated 9 December 2003. Mr A R C Durrant has a service contract dated 1 July 2005 and Mr N Hawkings' service contract is dated 23 March 2006.

Non-executive directors have letters of appointment, which are all effective for a period of three years (subject to reappointment by the members in General Meeting), all of which have a notice period of three months. Sir David John and Mr J R W Orange have letters of appointment issued on 28 July 2006. Professor D G Roberts has a letter of appointment dated 30 June 2006 and Mr J Darby has a letter of appointment dated 1 September 2007. Messrs D C Lindsell and M Romieu have letters of appointment dated 17 January 2008 following their appointment to the Board on that date.

External appointments

Executive directors are entitled to accept non-executive appointments outside the company providing that the Board's approval is sought. Mr A R C Durrant currently holds one external non-executive directorship with Clipper Windpower plc and is entitled to retain the fees earned connected therewith (2008: US$76,300 and 2007: US$43,500).

Remuneration structure

The remuneration package for the executive directors comprises base salary, bonus, benefits, entitlement to participate in the company's long-term incentive schemes (and all-employee share schemes) and pension.

Base salary

Base salary is reviewed each year against other comparable companies in the oil and gas sector and general market data on the basis of companies in similar industries and those of a similar size. The objective is to ensure that the base salary, when taken together with the rest of the package, provides a competitive but performance-driven remuneration package. The policy of the Committee has been to position base salaries between the median and upper quartile.

the AGM in 2006) and awards have continued to be granted thereunder. However, the AEP expires in May 2009 and so a new Long Term Incentive Plan (LTIP), based in part on the AEP, will be proposed at the forthcoming AGM and, subject to shareholder approval being received, future long-term incentive awards will be granted under that plan. Summary details of the LTIP are set out in the Asset and Equity Plan (Audited) section of this report and full details of its principal terms are contained in the Notice of AGM, accompanying this document.

The company's Articles of Association provide that the remuneration paid to non-executive directors is to be determined by the Board within the limits set by the shareholders.

Performance chart

The chart below shows the company's total shareholder return (TSR), defined as the increase in the value of a share, including re-invested dividends, over the last five financial years compared with the equivalent information in respect of the FTSE All Share Oil & Gas Producers Index, which the Committee considers to be the most relevant equity market index.

Total shareholder return



350
300
250
200
150
100
50
0
Value (£)
£216.48
£164.47
31-Dec-03
31-Dec-04
31-Dec-05
31-Dec-06
31-Dec-07
31-Dec-08
Premier Oil plc
FTSE All Share Oil & Gas Producers Index

This graph looks at the value, by 31 December 2008, of £100 invested in Premier Oil plc on 31 December 2003 compared with the value of £100 invested in the FTSE All Share Oil & Gas Producers Index.

Contracts of service

Save for automatic termination when each executive director becomes 60 years of age, the executive directors have rolling service contracts and are subject to re-election by shareholders under the company's Articles of Association and the provisions of the Code. The service contract of each executive director may be terminated on 12 months' notice in writing by either side, in accordance with current market practice. In such event, the compensation commitments in respect of their contracts could amount to one year's remuneration based on

- determining the awards to be made under the company's long-term incentive schemes; and
- determining the policy for pension arrangements, service agreements and termination payments to directors.

As in previous years, the principal focus of the Committee in 2008 has been to ensure that the remuneration packages of the senior executives are set at levels which are sufficient to retain and attract high-quality individuals in what remains a competitive market.

The Committee takes independent advice from Hewitt New Bridge Street, a leading firm of remuneration consultants, which is appointed as an advisor to the Committee. Hewitt New Bridge Street do not provide any other services to the company. No other person or company materially assisted the Committee during the year.

Remuneration policy

The company's remuneration policy is to provide remuneration packages which ensure that directors and senior management are fairly and responsibly rewarded for their contributions. The aim is to provide remuneration packages which are sufficiently competitive to attract, retain and motivate individuals of the quality required to achieve the group's objectives and thereby enhance shareholder value. The Committee takes account of the level of remuneration paid to executive directors and senior managers of comparable public companies, as well as pay and conditions throughout the remainder of the group.

The main components of executive directors' remuneration are basic salary, an annual performance-related cash and share bonus scheme with a deferred element, benefits, long-term incentives and pension provision. Each element is discussed in detail below.

The remuneration therefore contains a suitable balance of direct performance-related remuneration, which links both the short-term financial performance of the group and the long-term shareholder return with the executive's total remuneration. The remuneration package is weighted so that the majority of reward may potentially come from the performance-related elements of the package.

The Committee endorses the principle of mitigation of damages on early termination of a service contract.

It is the Committee's current intention to continue with the above remuneration approach for 2009 and subsequent years although the Committee will keep the matter under review. The Committee's current intention with regard to share options is that they will continue to be awarded only in special circumstances. Shareholders approved the adoption of the Asset and Equity Plan (AEP) at the AGM in 2004 (together with a matching shares element approved at

REMUNERATION REPORT

Compliance

This report has been prepared in accordance with the Companies Act 1985 as amended by the Directors' Remuneration Report Regulations 2002. As required, this report is being put to shareholders at the forthcoming AGM for an advisory vote.

The sections within this report that have been audited by Deloitte LLP are indicated.

Throughout 2008 the company complied with Schedule A of the Combined Code on Corporate Governance (the Code) regarding best practice on the design of performance-related remuneration.

Remuneration Committee

The Remuneration Committee (the Committee) normally meets at least four times a year and determines the remuneration of the executive directors and senior employees. The Committee is composed entirely of non-executive directors and comprises Mr J R W Orange, who chairs the Committee and is the company's senior non-executive independent director, Messrs J Darby, D C Lindsell and Professor D G Roberts. Messrs S J Dobbie and R V Emerson retired from the Committee on 6 June 2008. The Board considers that the membership of the Committee is in compliance with the Code recommendation, on the basis that it considers Mr J R W Orange to be independent, notwithstanding his length of service. Sir David John, the company's Chairman, is not a member of the Committee, but attends by invitation. Mr S C Lockett is not a member of the Committee but usually attends meetings by invitation, except when his own remuneration is being discussed, as the company considers it important that the Chief Executive is fully aware of discussions concerning remuneration policy and the remuneration packages of its most senior employees.

No director of the company is involved in determining his own remuneration. The determination of the remuneration of the non-executive directors is a matter reserved for Board decision.

The Committee acts within its agreed written terms of reference and complies with the relevant provisions of the Code in implementing its remuneration policy. The terms of reference are published on the company's website (www.premier-oil.com).

The role of the Committee includes:

- considering and determining the remuneration policy for executive directors;
- within this agreed policy, considering and determining the total compensation package of each executive director of the company;
- considering and advising on the general principles under which remuneration is applied to employees of the company;

Donations

During the year the company made charitable contributions amounting to US$41,578 (2007: US$66,688). No political contributions were made during the year (2007: US$nil).

Significant agreements – change of control

There are a number of agreements that take effect, alter or terminate upon a change of control of the company such as commercial contracts, bank loan agreements, property lease arrangements and employees' share plans. None of these are considered to be significant in terms of their likely impact on the business of the group as a whole.

Furthermore, the directors are not aware of any agreements between the company and its directors or employees that provide for compensation for loss of office or employment that occurs because of a takeover bid.

Going concern

After making enquiries and in light of the group's available loan facilities, the group budget for 2009 and the medium-term plans including those described in note 26 in the notes to the consolidated financial statements, the directors have reasonable expectation that the group has adequate resources to continue operations for the foreseeable future. The going concern basis for the financial statements has therefore continued to be adopted. Further details are set out in the Financial Review.

Auditors

Each of the persons who is a director at the date of approval of this Annual Report confirms that:

- so far as the director is aware, there is no relevant audit information of which the company's auditors are unaware; and
- the director has taken all the steps that they ought to have taken as a director in order to make themselves aware of any relevant audit information and to establish that the company's auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of s234ZA of the Companies Act 1985. A resolution to reappoint Deloitte LLP as auditors will be put to shareholders at the forthcoming AGM.

By order of the Board
S C Huddle
Company Secretary
25 March 2009

shown in the Remuneration Report together with details of the remuneration of all directors who served during the year.

Directors' indemnities

The company has granted an indemnity to all its directors under which the company will, to the fullest extent permitted by law and to the extent provided by the Articles of Association, indemnify them against all costs, charges, losses and liabilities incurred by them in the execution of their duties.

Substantial shareholders

At 24 March 2009 the company had received notification from the following institutions, in accordance with chapter 5 of the Disclosure and Transparency Rules, of interests in excess of 3 per cent of the company's issued Ordinary Shares with voting rights:

Name of shareholder	Notified number of voting rights	Notified percentage of voting rights	Nature of holding[1]
Ameriprise Financial, Inc.	4,028,672	5.076%	Indirect
Aviva plc and subsidiaries (direct interests)	3,371,792	4.10%	Direct
AXA S.A. and group companies	7,498,283	9.13%	Indirect
Bear, Stearns International Trading Ltd	2,552,847	3.109%	Direct
Schroders plc	8,094,087	9.876%	Indirect

Notes:

1. Where the nature of the holding is both direct and indirect, the larger holding has been quoted.

Payment policy

The group's policy in respect of its suppliers is to establish terms of payment when agreeing the terms of business transactions and to abide by the terms of payment. At 31 December 2008 the group had trade creditors totalling US$50.3 million (2007: US$51.5 million).

Hedging and risk management

Details of the group's policy on hedging and risk management are provided in the Financial Review. A further disclosure has been made in note 17 of the notes to the consolidated financial statements related to various financial instruments and exposure of the group to price, credit, liquidity and cash flow risk.

Subsequent events

Post balance sheet events are disclosed in note 26 of the notes to the consolidated financial statements.

– Professor David Roberts
– Mr Michel Romieu (appointed 17 January 2008)

Biographical details of all directors can be found in the Board of Directors section of this report.

Directors' election and rotation

– Mr Hawkings is retiring by rotation, and, being eligible, will offer himself for re-election at the forthcoming AGM; and
– Sir David John and Mr J R W Orange, as non-executive directors with more than nine years service, will retire under the provisions of the Combined Code, and, being eligible, will offer themselves for re-election at the forthcoming AGM.

With regard to the appointment and replacement of directors, the company is governed by its Articles of Association, the Combined Code, the Companies Acts and related legislation. The powers of directors are described in the Corporate Governance Report and in the Matters Reserved for Board decision, a copy of which can be found on the company's website, www.premier-oil.com.

Directors' interests

Beneficial interests of directors holding office at the year-end, and of their families, in Ordinary Shares of the company are set out below:

Name	1 January 2008 or date of appointment	31 December 2008	At 24 March 2009
Sir David John[1, 3]	16,700	16,700	16,700
R A Allan[2]	11,881	18,992	19,068
J Darby[3]	–	4,000	4,000
A R C Durrant[2]	30,380	30,622	30,699
N Hawkings[2]	380	622	699
D C Lindsell[3]	–	3,000	3,000
S C Lockett[2]	35,969	50,760	50,836
J R W Orange[3, 4]	5,000	8,500	8,500
Professor D G Roberts	–	–	–
M Romieu	–	–	–

Notes:
1. This includes 1,700 Ordinary Shares held by Sir David John's wife.
2. The beneficial interests of the executive directors include personal shareholdings together with Share Incentive Plan Partnership Shares and any Matching Shares held for more than three years.
3. The beneficial interests of the non-executive directors comprise personal shareholdings.
4. This includes 1,000 Ordinary Shares held by Mr J R W Orange's wife.

Directors' interests in share options, deferred bonus shares, deferred and matching share awards under the Asset and Equity Plan and deferred Share Incentive Plan entitlements are

to the consolidated financial statements. No person has any special rights of control over the company's share capital and all issued shares are fully paid.

There are no specific restrictions on the size of a holding nor on the transfer of shares, which are both governed by the general provisions of the Articles of Association and prevailing legislation. The directors are not aware of any agreements between holders of the company's shares that may result in restrictions on the transfer of securities or on voting rights.

The authority given to the directors to allot shares at the 2008 AGM was granted for a period of one year. There were 66,411 Ordinary Shares issued under the group's share option schemes during the year. A resolution will be put to the forthcoming AGM to renew this authority.

At the 2008 AGM, authority was also given to the directors for one year to allot shares for cash either in connection with a rights issue, or of up to 5 per cent of the then issued share capital as if statutory pre-emption rights did not apply. A similar resolution will be put to the impending AGM to renew this authority.

At the end of the year 233,054,104 shares in the authorised Ordinary Share capital of the company were unissued.

The AGM held in 2008 authorised the purchase by the company of up to 12,317,770 shares and the balance of this authority will remain available until the forthcoming AGM, when the granting of a similar authority will be proposed. During 2008, the company purchased 2,798,186 Ordinary Shares with a nominal value of £1,399,093, and representing 3.4 per cent of the company's issued share capital, for a consideration, excluding commission, of £25,308,632.40 (US$46,746,056.52). The shares were held by the company as Treasury Shares at year-end, and were cancelled by the company on 23 March 2009.

Directors

The directors who served throughout the year (except as noted) were as follows:

- Sir David John (Chairman)
- Mr Robin Allan
- Mr Joe Darby
- Mr Scott Dobbie (resigned 6 June 2008)
- Mr Tony Durrant
- Mr Ron Emerson (resigned 6 June 2008)
- Mr Neil Hawkings
- Mr David Lindsell (appointed 17 January 2008)
- Mr Simon Lockett (Chief Executive)
- Mr John Orange (Senior independent non-executive director)

REPORT OF THE DIRECTORS

The directors submit their report and the audited group financial statements for the year ended 31 December 2008.

Results and dividends

The group's net profit for the year amounted to US$98.3 million (2007: profit of US$39.0 million). A dividend is not proposed (2007: US$nil).

Principal activities

The principal activities of the group are oil and gas exploration, development and production. The group operates through subsidiary undertakings and joint ventures, details of which are shown in notes 10 and 11 in the notes to the consolidated financial statements.

Business review

The company is required by the Companies Act to set out in this report a fair review of the business of the group during the financial year ended 31 December 2008 and of the position of the group at the end of the year (the business review). The information that fulfils the requirements of the business review can be found in the following sections of the Annual Report and Financial Statements:

- Chief Executive's Review
- Financial Review
- Company Risk Factors
- Key Performance Indicators, within the Financial Review
- Environmental, employee, social and community matters, within the Social Performance Review

The Chairman's Statement and Financial Review also include details of expected future developments in the business of the group.

Annual General Meeting (AGM)

The company's 7th AGM will be held on Friday 29 May 2009 at 11.00am. The Notice of the Meeting accompanies this report.

Share capital

The company's authorised share capital is £157,612,282 comprising 315,224,564 Ordinary Shares of 50 pence each (representing 100 per cent of the total authorised share capital). The rights attached to the company's authorised share capital can be found in note 19 in the notes

NOMINATION COMMITTEE REPORT

The Nomination Committee meets as and when required and comprises Sir David John (Chairman), Messrs J Darby, S C Lockett, J R W Orange and Professor D G Roberts. The Board considers the membership of the Nomination Committee to be in compliance with the Combined Code.

The Committee met once in 2008. Formal meetings are held to consider standing items of business; there is also a significant level of ad hoc discussion between members of the Committee, particularly when a recruitment exercise is taking place.

The role of the Nomination Committee includes:

- reviewing the structure, size and composition of the Board and to make recommendations to the Board with regard to any adjustments that are deemed necessary. This requires an ongoing assessment of the appropriate skills-mix required at Board level in light of the strategy of the company in the medium-term;

- responsibility for identifying and nominating candidates, subject to Board approval, to fill Board vacancies as and when they arise and to prepare a description of the role and capabilities required for a particular appointment; and

- the assessment of time required to fulfil the role of Chairman, senior independent director and non-executive director, ensuring that current members of the Board have devoted sufficient time to their duties and that any candidates have sufficient time to undertake the roles.

The Nomination Committee, together with the Board, addresses the company's succession plans. The Board also considers succession planning for senior corporate executives, with the Nomination Committee focusing more specifically on succession planning for members of the Board. The appointment of Messrs D C Lindsell and M Romieu to the Board in January 2008 helped to maintain the balance of the Board ahead of the retirement of Messrs S J Dobbie and R V Emerson in June.

By order of the Board
Sir David John
Chairman
25 March 2009

Joint ventures and partners

Inherently, oil and gas operations globally are conducted in a joint venture environment. Many of our major projects are operated by our partners. Our ability to influence our partners is sometimes limited, due to our small shares in major non-operated development and production operations. Non alignment on various strategic decisions in joint ventures may result in operational or production inefficiencies or delay. Premier mitigates this risk by continuous and regular engagement of its partners in operated and non-operated projects.

salary, bonus and long-term incentive plan processes designed to incentivise loyalty and good performance.

Commodity prices

Oil and gas prices are affected by global supply of and demand for these commodities. Factors that influence these include operational issues, natural disasters, weather, political instability or conflicts and economic conditions or actions by major oil-exporting countries. Price fluctuations can affect our business assumptions and can impact investment decisions and financial position. Premier manages this risk with an oil and gas hedging programme to underpin our financial strength and capacity to fund our future development and operations.

Financial discipline

Premier has established financial policies and processes to ensure that it is able to maintain an appropriate level of liquidity and financial capacity and to manage the level of assessed risk associated with the financial instruments. A financial control framework and a detailed delegation of authority manual are also in place to reasonably protect against risk of financial fraud in the group.

All major investment decisions taken consider an appropriate financial benchmark to secure against downside risk of such investments. The group also undertakes an insurance programme to reduce the potential impact of the physical risks associated with exploration and production activities. In addition, business interruption cover is purchased for a proportion of the cash flow from producing fields. Cash balances are invested in short-term deposits, AAA managed liquidity funds and A1/P1 commercial paper subject to Board approved limits.

Further information on financial instruments and financial risk factors can be found in note 17 in the notes to the consolidated financial statements.

Host government – political and fiscal risks

Premier operates in some countries where political, economic and social transition is taking place. Developments in politics, laws and regulations can affect our operations and earnings. Potential developments include forced divestment of assets; limits on production; import and export restrictions; international conflicts, including war; civil unrest and local security concerns that threaten the safe operation of company facilities; price controls, tax increases and other retroactive tax claims; expropriation of property; cancellation of contract rights; and environmental regulations. It is difficult to predict the timing or severity of these occurrences or their potential effect. If such risks materialise they could affect the employees, reputation, operational performance and financial position of the group.

proactive project planning and milestone driven performance criteria. For exploration, effective peer reviews and thorough diligence on new areas allow us to mitigate risk of failure.

Competition

Premier operates in a very challenging business environment and faces competition on access to exploration acreage, gas markets, oil services and rigs, technology and processes and human resources.

Production

The delivery of Premier's production depends on the successful development of its key projects. In developing these projects we face numerous challenges. These include uncertain geology, availability of technology and engineering capacity, availability of skilled resources, maintaining project schedules and managing costs, as well as technical, fiscal, regulatory, political and other conditions. Such potential obstacles may impair our delivery of these projects and, in turn, our operational performance and financial position (including the financial impact from failure to fulfil contractual commitments related to project delivery).

Health, safety, environment and security (HSES)

Given the range of Premier's operated and joint venture production operations globally, our HSES risks cover a wide spectrum. These risks include major process safety incidents; failure to comply with approved policies; effects of natural disasters and pandemics; social unrest; civil war and terrorism; exposure to general operational hazards; personal health and safety; and crime. The consequences of such risks materialising can be injuries, loss of life, environmental harm and disruption to business activities. Depending on their cause and severity, they can affect Premier's reputation, operational performance and financial position. Premier has an effective and comprehensive HSES management system to mitigate this risk and support safe and secure execution of all critical operating activities.

Reputation

Premier strives to be a good corporate citizen globally and has strong and positive relationships with the governments and communities in the countries where we do business. This is important for maintaining our licence to operate and our ability to secure new resources. Our Business Principles govern how Premier conducts its affairs. Failure – real or perceived – to follow these principles, or any of the risk factors materialising, could harm our reputation, which could impact our licence to operate, financing and access to new opportunities.

Human resources

Premier's key human resources are essential for the successful delivery of its projects and continuing operations. Loss of personnel to competitors or our inability to attract quality human resources could affect our operational performance and growth strategy. Premier has created

COMPANY RISK FACTORS

Risk factors

Premier is an international business which has to face a variety of strategic, operational, financial and external risks.

Premier's business, financial standing, results and reputation may be impacted by various risks. Not all of these risks are within the company's control and the company may be affected by risks other than those listed below.

Clear responsibility

The Board is responsible for overall group strategy, acquisition and divestment policy, approval of major capital expenditure projects, corporate costs and significant financing matters and the management of risks. The Board recognises that risk is inherent across Premier's operations, and all activities are subject to an appropriate review to ensure that risks are identified, monitored and if possible, managed.

Risk management process

Premier has an established business management system which includes an integrated risk management process for identifying, evaluating and managing risks faced by the group. This is based on each business unit and corporate function producing a risk matrix which identifies the key business risks – strategic, operational, financial and external - the probability of those risks occurring, their impact if they do occur and the actions being taken to manage those risks to the desired level. Risk acceptance and reduction objectives are defined with particular attention given to reducing them to as low as reasonably practicable. These risk matrices are updated on a regular basis and made available to the Executive Committee.

Key risks facing Premier, their potential impacts and our responses are outlined below. Effective risk management is critical to achieving our strategic objectives and protecting our assets, personnel and reputation. Premier manages its risks by maintaining a balanced portfolio, through compliance with the terms of its agreements and application of appropriate policies and procedures and through the recruitment and retention of skilled individuals throughout the organisation.

Key business risks

Reserve replacement

Future oil and gas production will depend on our access to new reserves through exploration, negotiations with governments and other owners of reserves, and acquisitions. Failures in exploration or in identifying and finalising transactions to access potential reserves could slow our oil and gas production and replacement of reserves. Premier manages these risks by

17 Financial instruments *(continued)*

Fair value of hedges

Asset/(liability)	Oil $ million	Gas $ million	Total $ million
At 1 January 2007	(0.8)	0.5	(0.3)
Charge to income statement for 2007	(40.0)	(24.9)	(64.9)
At 1 January 2008	**(40.8)**	**(24.4)**	**(65.2)**
Charge to income statement for 2008	29.7	21.5	51.2
At 31 December 2008	**(11.1)**	**(2.9)**	**(14.0)**

Fair value of option

Asset/(liability)	Oil $ million	Gas $ million	Total $ million
At 1 January 2008	37.9	-	37.9
Charge to income statement for 2008	(27.2)	-	(27.2)
At 31 December 2008	**10.7**	**-**	**10.7**

Deferred revenue

Asset/(liability)	Oil $ million	Gas $ million	Total $ million
At 1 January 2008	(37.9)	-	(37.9)
Charge to income statement for 2008	4.3	-	4.3
At 31 December 2008	**(33.6)**	**-**	**(33.6)**

The fair values, which have been determined from counterparties with whom the trades have been concluded, have been recognised in the balance sheet in trade and other receivables and trade and other payables.

The key variable which affects the fair value of the group's hedge instruments is market expectations about future commodity prices. The following illustrates the sensitivity of net income and equity to a ten per cent increase and a ten per cent decrease in this variable:

Increase/(decrease) in mark to market value	Oil $ million	Gas $ million	Total $ million
Ten per cent increase	18.0	14.4	32.4
Ten per cent decrease	(6.2)	(6.0)	(12.2)

Interest rate risk profile of financial liabilities
The interest rate profile of the financial liabilities of the group as at 31 December was:

17 Financial instruments *(continued)*

It is group policy that all transactions involving derivatives must be directly related to the underlying business of the group. The group does not use derivative financial instruments for speculative exposures. Premier undertakes oil and gas price hedging periodically within Board limits to protect operating cash flow against weak prices.

Oil and gas hedging is undertaken with collar options. Oil is hedged using Dated Brent oil price options. Indonesian gas is hedged using HSFO Singapore 180cst which is the variable component of the gas price.

Oil production

a) Production from 2009 to 2012 is now 60 per cent hedged. For the years 2009 and 2012 production is now hedged with an average floor of US$39.3/bbl and a cap of US$100.0/bbl.

b) At the end of 2007 an off-take agreement was agreed in which the parameters of the above hedges were embedded. This agreement is for four and a half years effective from 1 July 2008 and replaces the financially-settled hedges for that period.

c) A further option agreement which has the effect of closing out the floor and cap in the original financially-settled hedges previously in place.

d) The value at 31 December 2008 of the option agreement is US$33.6 million (2007: US$37.9 million). This represents deferred income which will be amortised over the life of the off-take agreement. For the year ended 31 December 2008 a total of US$4.3 million was released to the income statement (2007: US$nil) in respect of this deferred income.

Indonesian gas production

Production from 2009 to mid-year 2013 is now 34 per cent hedged with a floor of US$250.0/mt and a cap of US$500.0/mt.

During the year gas hedges matured generating a cash cost of US$7.8 million (2007: US$42,300) and oil hedges matured generating a cash cost of US$8.1 million (2007: US$nil). While all hedges were assessed to be effective, all movements in the fair values have been recognised in the income statement, as all such movements relate to the time-value portion of hedges under IAS 39.

16 Long-term provisions

	2008 $ million	2007 $ million
Asset and Equity Plan:		
At 1 January	**5.8**	12.5
Provision in the year	**3.3**	1.9
Reclassification of provision to creditors falling due within one year	**(5.8)**	(8.6)
At 31 December	**3.3**	5.8
Decommissioning costs:		
At 1 January	**141.4**	37.1
On assets reclassified as no longer held for sale	**-**	7.2
On asset acquisitions	**-**	57.7
Revision arising from:		
Change in estimates of future decommissioning costs	**32.1**	34.3
Exchange differences	**(39.4)**	0.5
Unwinding of discount on decommissioning provision	**5.8**	4.6
At 31 December	**139.9**	141.4
Total provisions	**143.2**	147.2

The company currently operates an Asset and Equity Plan to reward employees for improvement in the asset value of the business and the market value of the company over a three-year period. Further details of this plan are disclosed in note 19.

The decommissioning provision represents the present value of decommissioning costs relating to the UK, West Africa and Pakistan oil and gas interests, which are expected to be incurred up to 2032. These provisions have been created based on Premier's internal estimates and, where available, operator's estimates. Based on the current economic environment, assumptions have been made which the management believe are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual decommissioning costs will ultimately depend upon future market prices for the necessary decommissioning works required, which will reflect market conditions at the relevant time. Furthermore, the timing of decommissioning is likely to depend on when the fields cease to produce at economically viable rates. This in turn will depend upon future oil and gas prices, which are inherently uncertain.

17 Financial instruments

Hedging instruments

The group's activities expose it to financial risks of changes, primarily in oil and gas prices but also foreign currency exchange and interest rates. The group uses derivative financial instruments to hedge certain of these risk exposures. The use of financial derivatives is governed by the group's policies and approved by the Board of Directors, which provide written principles on the use of financial derivatives.

14 Borrowings *(continued)*

Issue costs were apportioned between the liability and equity components of the convertible bonds based on their relative carrying amounts at the date of issue. The portion relating to the equity component was charged directly against equity.

	2008 $ million	2007 $ million
Liability component at 1 January	**195.6**	-
Nominal value of convertible bonds issued net of issue costs	**-**	244.0
Equity component	**-**	(51.8)
Liability component at date of issue	**195.6**	192.2
Interest charged	**14.2**	7.0
Interest paid	**(7.1)**	(3.6)
Total liability component as at 31 December	**202.7**	195.6

The total interest charged for the year has been calculated by applying an effective annual interest rate of 6.73 per cent (2007: 6.73 per cent) to the liability component for the period since the bonds were issued. The non-cash accrual of interest will increase the liability component (as the cash interest is only paid at 2.875 per cent) to US$250 million at maturity.

There is no material difference between the carrying amount of the liability component of the convertible bonds and their fair value. This fair value is calculated by discounting the future cash flows at the market rate.

15 Obligations under leases

	2008 $ million	2007 $ million
Minimum lease payments under operating leases recognised as an expense in the year	**8.4**	7.6
Outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:		
Within one year	**4.9**	7.1
In two to five years	**15.1**	12.5
Over five years	**0.9**	1.0
	20.9	20.6

Operating lease payments represent the group's share of rentals payable by the group for FPSOs, and for certain of its office properties, office equipment, and motor vehicles.

14 Borrowings

	Note	2008 $ million	2007 $ million
Amounts falling due in two to five years:			
Other long-term debt – bank loans*	17	-	53.0
Amounts falling due over five years:			
Convertible bonds*		206.4	200.0
Total borrowings		206.4	253.0
Cash:			
Cash at bank and in hand		11.5	7.6
Short-term deposits		312.2	324.4
Total cash		323.7	332.0

* The carrying values of the convertible bonds and the other long-term debt on the balance sheet are stated net of the unamortised portion of the issue costs US$3.7 million (2007: US$4.4 million) and debt arrangements fees US$nil (2007: US$0.9 million) respectively.

The borrowings are repayable as follows:

	2008 $ million	2007 $ million
Borrowings analysed by maturity:		
Bank loans – in the third year	-	53.0
Convertible bonds – in the sixth year (2007: seventh year)	206.4	200.0
Total borrowings	206.4	253.0

The group's principal bank facilities are US$275 million and £53 million (2007: US$275 million and £53 million). The original facility was taken out on 13 September 2005 and amended in April 2007 and will continue until 31 July 2010. The facilities are unsecured and bear a floating interest rate based on LIBOR.

Convertible bonds

In June 2007, the group issued bonds at a par value of US$250 million which are convertible into Ordinary Shares of the company at any time from 6 August 2007 until six days before their maturity date of 27 June 2014. At the initial conversion price of £15.82 per share there are 8,003,434 Ordinary Shares of the company underlying the bonds. If the bonds have not been previously purchased and cancelled, redeemed or converted, they will be redeemed at par value on 27 June 2014. Interest of 2.875 per cent per annum will be paid semi-annually in arrears up to that date.

The net proceeds received from the issue of the convertible bonds were split between a liability element and an equity component at the date of issue. The fair value of the liability component was estimated using the prevailing market interest rate for similar non-convertible debt. The difference between the proceeds of issue of the convertible bonds and the fair value assigned to the liability component, representing the embedded option to convert the liability into equity of the group, was included in equity reserves.

11 Investments in joint ventures *(continued)*

	2008 $ million
Current assets:	
Cash and cash equivalents	0.2
Current liabilities:	
Trade and other payables	(2.0)
Net liabilities	(1.8)

Included in the consolidated income statement for 2008 are the results for the group's share of jointly-controlled entities with pre-licence exploration costs at US$2.0 million, loss before tax US$2.0 million, tax charge US$nil and loss after tax US$2.0 million.

12 Trade and other receivables

	Note	2008 $ million	2007 $ million
Trade receivables		96.5	115.5
Other receivables		27.2	75.8
Mark to market valuation of commodity hedges	*17*	10.7	37.9
Prepayments		12.2	11.3
Tax recoverable*		34.6	26.2
		181.2	266.7

* The recoverable tax balance includes advance payments of overseas corporation taxes totalling US$18.8 million (2007: US$13.8 million).

The carrying values of the trade and other receivables are equal to their fair value as at the balance sheet date.

13 Trade and other payables

	Note	2008 $ million	2007 $ million
Trade payables		50.3	51.5
Accrued expenses		100.1	96.5
Other payables		34.5	36.7
Mark to market valuation of commodity hedges	*17*	14.0	65.2
Short-term provisions		3.9	2.7
		202.8	252.6

The carrying values of the trade and other payables are equal to their fair value as at the balance sheet date.

10 Investments and associates *(continued)*

Name of company	Business and area of operation	Country of incorporation or registration
Premier Oil Group Ltd*	Intermediate holding company, UK	Scotland
Premier Oil Finance (Jersey) Ltd*	Convertible bond issuing company, Jersey	Jersey
Premier Oil Exploration Ltd	Exploration, production and development, UK	Scotland
Premier Pict Petroleum Ltd	Exploration, production and development, UK	Scotland
Premier Oil Kakap BV	Exploration, production and development, Indonesia	Netherlands
Premier Oil Natuna Sea BV	Exploration, production and development, Indonesia	Netherlands
Premier Oil Holdings Ltd	Intermediate holding company, UK	England and Wales
FP Mauritania B BV	Exploration, production and development, Mauritania	Netherlands
Premier Oil Mauritania B Ltd	Exploration, production and development, Mauritania	Jersey
Premier Oil Vietnam Offshore BV	Exploration, production and development, Vietnam	Netherlands
Premier Oil Sumatra (North) BV	Exploration, production and development, Indonesia	Netherlands
PKP Exploration Ltd	Exploration, production and development, Pakistan	England and Wales
PKP Kadanwari 2 Ltd	Exploration, production and development, Pakistan	Cayman Islands
PKP Kirthar 2 BV	Exploration, production and development, Pakistan	Netherlands

* Held directly by Premier Oil plc. All other companies are held through subsidiary undertakings.

11 Investments in joint ventures

During the year the group announced the execution of shareholder agreements with Emirates International Investment Company LLC (EIIC) to form two new joint venture companies to pursue the acquisition of upstream oil and gas assets across the Middle East and North Africa region.

Premco Energy Projects Company LLC (PREMCO) is owned 49 per cent by the group and 51 per cent by EIIC. Premco Energy Projects BV (PREMBV) is owned 50 per cent by the group and 50 per cent by EIIC.

At the formation of the joint ventures, there were no assets or profits attributable to these new entities. Future acquisitions of new assets by each joint venture will be funded by Premier and EIIC in accordance with their relevant percentage holding of that joint venture.

Summarised financial information for the group's share of jointly-controlled entities is shown below:

9 Property, plant and equipment *(continued)*

Amortisation and depreciation for oil and gas properties is calculated on a unit-of-production basis, using the ratio of oil and gas production in the period to the estimated quantities of proved and probable reserves at the end of the period plus production in the period, on a field-by-field basis. Proved and probable reserve estimates are based on a number of underlying assumptions including oil and gas prices, future costs, oil and gas in place and reservoir performance, which are inherently uncertain. Management uses established industry techniques to generate its estimates and regularly references its estimates against those of joint venture partners or external consultants. However, the amount of reserves that will ultimately be recovered from any field cannot be known with certainty until the end of the field's life.

10 Investments and associates

Associates

Details of the group's associates as at 31 December 2007 were as follows:

Associate	Business and area of operation	Country of incorporation or registration	Interest voting power held
Premier Oil Exploration (Mauritania) Ltd (formerly Fusion Mauritania A Ltd)	Exploration, Mauritania	Jersey	29.9%
FP Mauritania A BV	Exploration, Mauritania	Netherlands	29.9%

The following aggregated amounts relating to associates were disclosed in the 2007 consolidated financial statements:

	2007 $ million
Total assets	1.6
Total liabilities	(1.5)
At 31 December	0.1

The two associated companies have a combined 4.62 per cent share of the PSC A area offshore Mauritania. In December 2008 they became 100 per cent subsidiaries of the Premier Oil group for US$nil consideration following a waiver of the pre-emption rights from the other partners in the venture. Their 2008 results have been fully consolidated in these financial statements.

Subsidiaries

The company has investments in the following 100 per cent owned subsidiaries which principally affected the profits or net assets of the group. To avoid a statement of excessive length, details of investments which are not significant have been omitted.

9 Property, plant and equipment

	Oil and gas properties					
	North Sea $ million	Asia $ million	Middle East - Pakistan $ million	West Africa $ million	Other fixed assets $ million	Total $ million
Cost:						
At 1 January 2007	275.5	340.3	133.9	-	6.8	756.5
Reclassified as no longer held for sale	-	-	-	97.0	-	97.0
Exchange movements	-	-	-	-	0.1	0.1
Additions during the year	170.4	17.1	12.9	9.5	2.2	212.1
Disposals	-	-	-	-	(0.1)	(0.1)
Transfer from intangible fixed assets	-	67.2	-	-	-	67.2
At 1 January 2008	**445.9**	**424.6**	**146.8**	**106.5**	**9.0**	**1,132.8**
Exchange movements	-	-	-	-	(1.3)	(1.3)
Additions during the year	18.9	62.1	27.0	15.3	2.9	126.2
Disposals	-	-	-	-	(0.9)	(0.9)
Transfer from intangible fixed assets	-	40.8	1.9	-	-	42.7
At 31 December 2008	**464.8**	**527.5**	**175.7**	**121.8**	**9.7**	**1,299.5**
Amortisation and depreciation:						
At 1 January 2007	109.5	72.0	67.1	-	5.3	253.9
Reclassified as no longer held for sale	-	-	-	31.7	-	31.7
Exchange movements	-	-	-	-	(0.1)	(0.1)
Charge for the year	52.4	30.1	12.3	12.1	1.0	107.9
Disposals	-	-	-	-	(0.1)	(0.1)
At 1 January 2008	**161.9**	**102.1**	**79.4**	**43.8**	**6.1**	**393.3**
Exchange movements	-	-	-	-	(1.1)	(1.1)
Charge for the year	51.2	27.4	17.4	11.2	1.5	108.7
Impairment loss	-	-	-	31.9	-	31.9
Disposals	-	-	-	-	(0.7)	(0.7)
At 31 December 2008	**213.1**	**129.5**	**96.8**	**86.9**	**5.8**	**532.1**
Net book value:						
At 31 December 2007	284.0	322.5	67.4	62.7	2.9	739.5
At 31 December 2008	**251.7**	**398.0**	**78.9**	**34.9**	**3.9**	**767.4**

Other fixed assets include items such as leasehold improvements, motor vehicles and office equipment.

The impairment loss relates to the Chinguetti field in Mauritania. The impairment charge was calculated by reference to an assessment of the future discounted cash flows expected to be derived from production of commercial reserves measured against the carrying value of the asset. The future cash flows are discounted using a pre-tax discount rate. Estimates involved in impairment measurement include estimates of commercial reserves, future oil and gas prices, costs and timing which are inherently uncertain.

7 Earnings per share

The calculation of basic earnings per share is based on the profit after tax and on the weighted average number of Ordinary Shares in issue during the year.

Basic and diluted earnings per share are calculated as follows:

	Profit after tax		Weighted average number of shares		Earnings per share	
	2008 $ million	2007 $ million	2008 million	2007 million	2008 cents	2007 cents
Basic	98.3	39.0	81.4	82.0	120.8	47.6
Outstanding share options	-	-	0.8	1.2	*	*
Diluted	98.3	39.0	82.2	83.2	119.6	46.9

* The inclusion of the outstanding share options in the 2008 and 2007 calculations produces a diluted earnings per share. The outstanding share options number includes any expected additional share issues due to future share-based payments. At 31 December 2008 8,003,434 (2007: 8,003,434) potential Ordinary Shares in the company that are underlying the company's convertible bonds and that may dilute earnings per share in the future have not been included in the calculation of diluted earnings per share because they are anti-dilutive for the year to 31 December 2008.

8 Intangible exploration and evaluation (E&E) assets

	Oil and gas properties				
	North Sea $ million	Asia $ million	Middle East-Pakistan $ million	West Africa $ million	Total $ million
Cost:					
At 1 January 2007	10.7	84.5	6.3	13.2	114.7
Reclassified as no longer held for sale	-	-	-	16.2	16.2
Exchange movements	1.0	-	-	-	1.0
Additions during the year	31.1	90.2	6.8	28.3	156.4
Disposals	-	-	-	(2.5)	(2.5)
Transfer to tangible fixed assets	-	(67.2)	-	-	(67.2)
Exploration expenditure written off	(6.6)	(18.5)	(13.1)	(27.1)	(65.3)
At 1 January 2008	**36.2**	**89.0**	**-**	**28.1**	**153.3**
Exchange movements	(7.6)	-	-	-	(7.6)
Additions during the year	35.2	42.8	2.5	17.3	97.8
Transfer to tangible fixed assets	-	(40.8)	(1.9)	-	(42.7)
Exploration expenditure written off	(5.7)	(27.2)	(0.6)	(9.4)	(42.9)
At 31 December 2008	**58.1**	**63.8**	**-**	**36.0**	**157.9**

The amounts for intangible E&E assets represent costs incurred on active exploration projects. These amounts are written off to the income statement as exploration expense unless commercial reserves are established or the determination process is not completed and there are no indications of impairment. The outcome of ongoing exploration, and therefore whether the carrying value of E&E assets will ultimately be recovered, is inherently uncertain.

6 Tax

	2008 $ million	2007 $ million
Current tax:		
UK corporation tax on profits	47.5	27.2
UK petroleum revenue tax	34.0	29.2
Overseas tax	111.6	70.1
Adjustments in respect of previous periods	(0.2)	(0.2)
Total current tax	192.9	126.3
Deferred tax:		
UK corporation tax	0.9	(4.7)
UK petroleum revenue tax	(7.6)	(9.4)
Overseas tax	(6.9)	(4.2)
Total deferred tax	(13.6)	(18.3)
Tax on profit on ordinary activities	179.3	108.0

The tax charge for the year can be reconciled to the profit per the income statement as follows:

	2008 $ million	2007 $ million
Group profit on ordinary activities before tax	277.6	147.0
Group profit on ordinary activities before tax at 61.0% weighted average rate (2007: 77.6%)	169.3	114.1
Tax effects of:		
Income/expenses that are not taxable/deductible in determining taxable profit	5.5	6.4
Tax and tax credits not related to profit before tax (including UK petroleum revenue tax)	(4.3)	(11.6)
Unrecognised tax losses	8.7	-
Utilisation and recognition of tax losses not previously recognised	(1.5)	(1.6)
Adjustments in respect of previous periods	1.6	0.7
Tax expense for the year	179.3	108.0
Effective tax rate for the year	64.6%	73.5%

The weighted average rate is calculated based on the tax rates weighted according to the profit or loss before tax earned by the group in each jurisdiction. The change in the weighted average rate year on year relates to the mix of profit and loss in each jurisdiction. The effective tax rate for UK ring fence profits is 50 per cent.

There are no significant unrecognised temporary differences associated with undistributed profits of subsidiaries, associates and joint ventures. The amount of unused tax losses for which no deferred tax asset is recognised in the balance sheet in the absence of suitable forecast profits is US$6.8 million in the UK (2007: US$12.7 million). This gives rise to a potential deferred tax asset of US$1.9 million (2007: US$3.8 million).

4 Staff costs

	2008 $ million	2007 $ million
Staff costs, including executive directors:		
Wages and salaries	62.3	54.4
Social security costs	2.7	4.4
Pension costs:		
Defined contribution	2.0	1.4
Defined benefit	1.5	1.7
	68.5	61.9

A portion of the group's staff costs above are recharged to the joint venture partners or capitalised where they are directly attributable to capital projects. The above costs include share-based payments to employees as disclosed in note 19.

	2008	2007
Average number of employees during the year*:		
Technical and operations	206	205
Management and administration	172	155
	378	360

* Staff numbers include executive directors. The 2007 employee numbers have been restated to reflect a reclassification of employee categories during 2008.

5 Interest revenue and finance costs

	Note	2008 $ million	2007 $ million
Interest revenue, finance and other gains:			
Short-term deposits		10.9	7.9
Others		1.6	2.1
Exchange differences		2.1	0.7
		14.6	10.7
Finance costs and other finance expenses:			
Bank loans and overdrafts		(3.0)	(5.2)
Payable in respect of convertible bonds	14	(14.2)	(7.0)
Unwinding of discount on decommissioning provision		(5.8)	(4.6)
Long-term debt arrangement fees		(0.8)	(0.5)
Mark to market valuation of foreign exchange contracts		(2.5)	(0.4)
Others		(0.7)	(0.5)
		(27.0)	(18.2)

1 Geographical segments *(continued)*

	2008 $ million	2007 $ million
Other information		
Capital additions:		
North Sea	**56.6**	203.1
Asia	**105.2**	107.7
Middle East-Pakistan	**29.6**	19.9
West Africa	**32.6**	37.8
Total capital additions	**224.0**	368.5
Depreciation, depletion, amortisation and impairment:		
North Sea	**52.2**	53.2
Asia	**27.8**	30.3
Middle East-Pakistan	**17.5**	12.3
West Africa	**43.1**	12.1
Total depreciation, depletion, amortisation and impairment	**140.6**	107.9

* Unallocated expenditure, assets and liabilities include amounts of a corporate nature and not specifically attributable to a geographical segment. These items include cash, mark to market valuations of commodity hedges, tax, convertible bonds and other long-term debt.

2 Cost of sales

	Note	**2008 $ million**	2007 $ million
Operating costs		**127.1**	116.8
Stock overlift/underlift movement		**33.1**	27.3
Royalties		**16.8**	15.5
Amortisation and depreciation of property, plant and equipment:			
Oil and gas properties	*9*	**107.2**	106.9
Other fixed assets	*9*	**1.5**	1.0
Impairment of property, plant and equipment	*9*	**31.9**	-
		317.6	267.5

3 Auditors' remuneration

	2008 $ million	2007 $ million
Audit fees:		
Fees payable to the company's auditors for the company's annual report	**0.5**	0.5
Audit of the company's subsidiaries pursuant to legislation	**0.2**	0.1
	0.7	0.6
Non-audit fees:		
Other services pursuant to legislation – interim review	**0.1**	0.1
Tax services	**0.7**	0.8
Other services	**0.3**	0.2
	1.1	1.1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2008

1 Geographical segments

The group's operations are located in the North Sea, Asia, Middle East-Pakistan and West Africa. These geographical segments are the basis on which the group reports its primary segmental information. Sales revenue represents amounts invoiced, exclusive of sales-related taxes, for the group's share of oil and gas sales.

	2008 $ million	2007 $ million
Revenue:		
North Sea	302.2	280.5
Asia	203.6	180.2
Middle East-Pakistan	127.1	91.8
West Africa	22.3	25.7
Total group sales revenue	655.2	578.2
Interest and other finance revenue	12.5	10.0
Total group revenue	667.7	588.2
Group operating profit/(loss):		
North Sea	135.6	105.2
Asia	102.0	101.6
Middle East-Pakistan	86.0	47.1
West Africa	(46.2)	(26.5)
Unallocated*	(15.7)	(8.0)
Group operating profit	261.7	219.4
Interest revenue, finance and other gains	14.6	10.7
Finance costs and other finance expenses	(27.0)	(18.2)
Mark to market revaluation of commodity hedges	28.3	(64.9)
Profit before tax	277.6	147.0
Tax	(179.3)	(108.0)
Profit after tax	98.3	39.0
Balance sheet		
Segment assets:		
North Sea	365.6	404.4
Asia	527.8	514.8
Middle East-Pakistan	146.3	123.4
West Africa	76.5	101.5
Unallocated*	334.4	369.9
Investments in associates:		
West Africa	-	0.1
Total assets	1,450.6	1,514.1
Liabilities:		
North Sea	(281.4)	(282.6)
Asia	(166.0)	(187.9)
Middle East-Pakistan	(60.2)	(46.3)
West Africa	(20.0)	(20.4)
Unallocated*	(324.1)	(424.0)
Total liabilities	(851.7)	(961.2)

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2008

	Note	2008 $ million	2007 $ million
Net cash from operating activities	22	**352.3**	269.5
Investing activities:			
Capital expenditure		**(217.3)**	(261.2)
Pre-licence exploration costs		**(15.8)**	(8.3)
Proceeds from disposal of intangible exploration and evaluation assets		**3.1**	1.0
Net cash used in investing activities		**(230.0)**	(268.5)
Financing activities:			
Issue of Ordinary Shares		**0.4**	1.0
Purchase of shares for ESOP Trust		**(17.9)**	-
Purchase of own shares		**(47.2)**	-
Issue of convertible bonds		**-**	250.0
Issue costs for the convertible bonds		**-**	(5.9)
Loan drawdowns		**-**	53.0
Repayment of long-term financing		**(53.0)**	-
Interest paid		**(10.9)**	(9.3)
Net cash (used in)/from financing activities		**(128.6)**	288.8
Currency translation differences relating to cash and cash equivalents		**(2.0)**	1.3
Net (decrease)/increase in cash and cash equivalents		**(8.3)**	291.1
Cash and cash equivalents at the beginning of the year		**332.0**	40.9
Cash and cash equivalents at the end of the year	22	**323.7**	332.0

CONSOLIDATED BALANCE SHEET

As at 31 December 2008

	Note	2008 $ million	2007 $ million
Non-current assets:			
Intangible exploration and evaluation assets	8	157.9	153.3
Property, plant and equipment	9	767.4	739.5
Investments in associates	10	-	0.1
Deferred tax asset	18	5.8	-
		931.1	892.9
Current assets:			
Inventories		14.6	22.5
Trade and other receivables	12	181.2	266.7
Cash and cash equivalents	17	323.7	332.0
		519.5	621.2
Total assets		1,450.6	1,514.1
Current liabilities:			
Trade and other payables	13	(202.8)	(252.6)
Current tax payable		(73.8)	(73.1)
		(276.6)	(325.7)
Net current assets		242.9	295.5
Non-current liabilities:			
Convertible bonds	14	(202.7)	(195.6)
Other long-term debt	14	-	(52.1)
Deferred tax liabilities	18	(188.8)	(194.5)
Long-term provisions	16	(143.2)	(147.2)
Long-term employee benefit plan deficit	24	(6.8)	(8.2)
Deferred revenue	17	(33.6)	(37.9)
		(575.1)	(635.5)
Total liabilities		(851.7)	(961.2)
Net assets		598.9	552.9
Equity and reserves:			
Share capital	19	73.6	73.5
Share premium account	20	9.7	9.4
Retained earnings	20	472.9	415.5
Capital redemption reserve	20	1.7	1.7
Translation reserves	20	(1.6)	4.0
Equity reserve	20	42.6	48.8
		598.9	552.9

The financial statements were approved by the Board of Directors and authorised for issue on 25 March 2009.

They were signed on its behalf by:

S C Lockett
A R C Durrant
Directors

CONSOLIDATED INCOME STATEMENT
For the year ended 31 December 2008

	Note	2008 $ million	2007 $ million
Sales revenues	1	**655.2**	578.2
Cost of sales	2	**(317.6)**	(267.5)
Exploration expense		**(42.9)**	(65.3)
Pre-licence exploration costs		**(15.8)**	(8.3)
General and administration costs		**(17.2)**	(17.7)
Operating profit		**261.7**	219.4
Interest revenue, finance and other gains	5	**14.6**	10.7
Finance costs and other finance expenses	5	**(27.0)**	(18.2)
Mark to market revaluation of commodity hedges	17	**28.3**	(64.9)
Profit before tax		**277.6**	147.0
Tax	6	**(179.3)**	(108.0)
Profit after tax		**98.3**	39.0
Earnings per share (cents):			
Basic	7	**120.8**	47.6
Diluted	7	**119.6**	46.9

The results relate entirely to continuing operations.

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED INCOME AND EXPENSE
For the year ended 31 December 2008

	Note	2008 $ million	2007 $ million
Currency translation differences		**(5.6)**	4.1
Pension costs – actuarial (losses)/gains	24	**(2.1)**	0.1
Net (losses)/gains recognised directly in equity		**(7.7)**	4.2
Profit for the year		**98.3**	39.0
Total recognised income		**90.6**	43.2

- the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;
- the part of the Remuneration Report described as having been audited has been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Report of the Directors is consistent with the group financial statements.

Deloitte LLP
Chartered Accountants and Registered Auditors
London
United Kingdom
25 March 2009

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding director's remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Report reflects the company's compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited group financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the group financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the group financial statements and the part of the Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the group financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the group financial statements and the part of the Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the group financial statements and the part of the Remuneration Report to be audited.

Opinion

In our opinion:

- the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the group's affairs as at 31 December 2008 and of its profit for the year then ended;

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF PREMIER OIL PLC

We have audited the group financial statements of Premier Oil plc for the year ended 31 December 2008 which comprise the Consolidated Income Statement, the Consolidated Balance Sheet, the Consolidated Cash Flow Statement, the Consolidated Statement of Total Recognised Income and Expense and the related notes 1 to 26. These group financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Remuneration Report that is described as having been audited.

We have reported separately on the parent company financial statements of Premier Oil plc for the year ended 31 December 2008.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Remuneration Report and the group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the group financial statements give a true and fair view, whether the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation and whether the part of the Remuneration Report described as having been audited has been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Report of the Directors is consistent with the group financial statements. The information given in the Report of the Directors includes that specific information presented in the Chief Executive's and Financial Reviews that is cross referred from the Business Review section of the Report of the Directors.

Critical accounting judgements and key sources of estimation uncertainty

Details of the group's significant accounting judgements and critical accounting estimates are set out in these financial statements and include:

- Carrying value of intangible exploration and evaluation assets (note 8);
- Carrying value of property, plant and equipment (note 9);
- Proved and probable reserves estimates (note 9);
- Decommissioning costs (note 16); and
- Derivative financial instruments (note 17).

Share-based payments

The group has applied the requirements of IFRS 2 – 'Share-based Payment'. In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 that were unvested at 1 January 2005.

The group issues equity-settled and cash-settled share-based payments to certain employees. Equity settled share-based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the group's estimate of shares that will eventually vest and adjusted for the effect of non market-based vesting conditions.

Fair value is measured by use of the Monte Carlo simulation. The main assumptions are provided in note 19.

A liability equal to the portion of the goods or services received is recognised at the current fair value determined at each balance sheet date for cash-settled, share-based payments.

Convertible bonds

The net proceeds received from the issue of convertible bonds are split between a liability element and an equity component at the date of issue. The fair value of the liability component is estimated using the prevailing market interest rate for similar non- convertible debt. The difference between the proceeds of issue of the convertible bonds and the fair value assigned to the liability component, representing the embedded option to convert the liability into equity of the group, is included in equity and is not re-measured. The liability component is carried at amortised cost.

Issue costs are apportioned between the liability and equity components of the convertible bonds based on their relative carrying amounts at the date of issue. The portion relating to the equity component is charged directly against equity.

The interest expense on the liability component is calculated by applying the prevailing market interest rate, at the time of issue, for similar non-convertible debt to the liability component of the instrument. The difference between this amount and the interest paid is added to the carrying amount of the convertible bonds.

For qualifying cash flow hedges, the hedging instrument is recorded at fair value. The portion of any change in fair value that is an effective hedge is included in equity, and any remaining ineffective portion is reported in financial income. If the hedging relationship is the hedge of a firm commitment or highly probable forecasted transaction, the cumulative changes of fair value of the hedging instrument that have been recorded in equity are included in the initial carrying value of the asset or liability at the time it is recognised. For all other qualifying cash flow hedges, the cumulative changes of fair value of the hedging instrument that have been recorded in equity are included in financial income at the time when the forecasted transaction affects net income.

For qualifying hedges of net investment in a foreign entity, the hedging instrument is recorded at fair value. The portion of any change in fair value that is an effective hedge is included in equity.

Any remaining ineffective portion is recorded in financial income or expense where the hedging instrument is a derivative and in equity in other cases. If the entity is disposed of, then the cumulative changes of fair value of the hedging instrument that have been recorded in equity are included in financial income at the time of the disposal.

Derivatives embedded in other financial instruments or non-derivative host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the income statement. Embedded derivatives which are closely related to host contracts, including in particular price caps and floors within the group's oil sales contracts, are not separated and are not carried at fair value.

Fair value is the amount for which a financial asset, liability or instrument could be exchanged between knowledgeable and willing parties in an arm's length transaction. It is determined by reference to quoted market prices adjusted for estimated transaction costs that would be incurred in an actual transaction, or by the use of established estimation techniques such as option pricing models and estimated discounted values of cash flows.

Cash and cash equivalents
Cash comprises cash in hand and deposits repayable on demand, less overdrafts payable on demand.

Cash equivalents comprise funds held in term deposit accounts with a maturity not exceeding three months.

Trade receivables

Trade receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Bank borrowings

Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis to the income statement using the effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the year in which they arise.

Trade payables

Trade payables are stated at their nominal value.

Derivative financial instruments

The group uses derivative financial instruments (derivatives) to manage its exposure to changes in foreign currency exchange rates, interest rates and oil price fluctuations.

All derivative financial instruments are initially recorded at cost, including transaction costs. Derivatives are subsequently carried at fair value. Apart from those derivatives designated as qualifying cash flow hedging instruments, all changes in fair value are recorded as financial income or expense in the year in which they arise.

For the purposes of hedge accounting, hedging relationships may be of three types. Fair value hedges are hedges of particular risks that may change the fair value of a recognised asset or liability. Cash flow hedges are hedges of particular risks that may change the amount or timing of future cash flows. Hedges of net investment in a foreign entity are hedges of particular risks that may change the carrying value of the net assets of a foreign entity.

To qualify for hedge accounting the hedging relationship must meet several strict conditions on documentation, probability of occurrence, hedge effectiveness and reliability of measurement. If these conditions are not met, then the relationship does not qualify for hedge accounting. In this case the hedging instrument and the hedged item are reported independently as if there were no hedging relationship. In particular any derivatives are reported at fair value, with changes in fair value included in financial income or expense.

For qualifying fair value hedges, the hedging instrument is recorded at fair value and the hedged item is recorded at its previous carrying value, adjusted for any changes in fair value that are attributable to the hedged risk. Any changes in the fair values are reported in financial income or expense.

On consolidation, the assets and liabilities of the group's overseas operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are generally translated at the average exchange rates for the year. Exchange differences arising, if any, are classified as equity and transferred to the group's translation reserve. Such translation differences are recognised as income or as expenses in the year in which the operation is disposed of.

Group retirement benefits

Payments to defined contribution retirement benefit plans are charged as an expense as they fall due. Payments made to state-managed retirement benefit schemes are dealt with as payments to defined contribution plans where the group's obligations under the schemes are equivalent to those arising in a defined contribution retirement benefit plan.

The group operates a defined benefit pension scheme, which requires contributions to be made to a separately administered fund. The cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains and losses are recognised immediately in the statement of total recognised income and expense. Past service cost is also recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to unrecognised past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Royalties

Royalties are charged as production costs to the income statement in the year in which the related production is recognised as income.

Leasing

Rentals payable for assets under operating leases are charged to the income statement on a straight-line basis over the lease term.

Financial instruments

Financial assets and financial liabilities are recognised on the group's balance sheet when the group becomes a party to the contractual provisions of the instrument.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill/negative goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the year when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off corporation tax assets against corporation tax liabilities and when they relate to income taxes levied by the same tax authority and the group intends to settle its current tax assets and liabilities on a net basis.

Translation of foreign currencies

In the accounts of individual companies, transactions denominated in foreign currencies, being currencies other than the functional currency, are recorded in the local currency at actual exchange rates as of the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary assets held at historic cost are translated at the date of purchase and are not retranslated. Any gain or loss arising from a change in exchange rate subsequent to the dates of the transactions is included as an exchange gain or loss in the income statement.

17 Financial instruments *(continued)*

	Fixed rate $ million	Floating rate $ million	Total $ million	Fixed rate weighted average interest rate %
2008:				
Convertible bonds	250.0	-	250.0	2.875
Total	**250.0**	**-**	**250.0**	**-**
2007:				
Bank loans	-	53.0	53.0	-
Convertible bonds	250.0	-	250.0	2.875
Total	250.0	53.0	303.0	-

The US$53.0 million of bank loans that were outstanding at 31 December 2007 were repaid during 2008.

The carrying values on the balance sheet of the bank loans and the convertible bonds, which are stated net of debt arrangement fees and issue costs, are as follows:

	2008 $ million	2007 $ million
Bank loans	**-**	52.1
Convertible bonds:		
Liability component	**202.7**	195.6
Equity component	**42.6**	48.8

The floating rate financial liabilities at 31 December 2007 comprised bank borrowings bearing interest at rates set by reference to US$ LIBOR, exposing the group to a cash flow interest rate risk.

Interest rate risk profile of financial assets
The interest rate profile of the financial assets of the group as at 31 December was:

	Floating rate $ million	Interest free $ million	Total $ million
2008			
Cash and short-term deposits:			
Sterling	0.1	-	0.1
US$	290.0	6.5	296.5
Other	22.1	5.0	27.1
Total	**312.2**	**11.5**	**323.7**
2007			
Cash and short-term deposits:			
Sterling	0.3	-	0.3
US$	313.1	5.3	318.4
Other	11.0	2.3	13.3
Total	324.4	7.6	332.0

17 Financial instruments *(continued)*

The floating rate cash and short-term deposits consist of cash held in interest-bearing current accounts and deposits placed on the money markets for periods ranging from overnight to three months.

The impact of an interest rate sensitivity analysis is immaterial to the group's results.

Borrowing facilities

The group has committed borrowing facilities of US$275 million and £53 million, in addition to the convertible bonds. The undrawn cash balance as at 31 December was:

	2008 $ million	2007 $ million
Expiring in more than one year, but not more than two years	**275.0**	-
Expiring in more than two years, but not more than five years	**-**	222.0

Fair value of financial assets and financial liabilities

The fair values of the financial assets and financial liabilities are:

	2008 Carrying amount $ million	**2008 Estimated fair value $ million**	2007 Carrying amount $ million	2007 Estimated fair value $ million
Primary financial instruments held or issued to finance the group's operations:				
Cash and short-term deposits	**323.7**	**323.7**	332.0	332.0
Bank loans	**-**	**-**	(53.0)	(53.0)
Liability component of convertible bonds	**(206.4)**	**(206.4)**	(200.0)	(200.0)
Derivative financial instruments held or issued to hedge the group's exposure on expected future sales:				
Forward foreign exchange contracts - net	**(2.9)**	**(2.9)**	(0.4)	(0.4)

Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction, other than in a forced or liquidated sale. Where available, market values have been used to determine fair values. The estimated fair values have been determined using market information and appropriate valuation methodologies. Values recorded are as at the balance sheet date, and will not necessarily be realised. Non-interest bearing financial instruments, which include amounts receivable from customers, and accounts payable are recorded materially at fair value reflecting their short-term maturity and are not shown in the above table.

Credit risk

The group's credit risk is attributable to its trade receivables and its bank deposits. The amounts of receivables presented in the balance sheet are net of allowances for doubtful receivables which were immaterial in 2008 and 2007. The group does not require collateral or other security to support receivables from customers or related parties. The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with at least single A credit ratings assigned by international credit rating agencies.

17 Financial instruments *(continued)*

The group has no significant concentration of credit risk.

The maturity profile of the group's trade and other receivables and trade and other payables as at 31 December, including the related interest amounts, was:

	Less than 1 month $ million	2 to 3 months $ million	3 months to 1 year $ million	1 to 5 years $ million	Over 5 years $ million	Total $ million
2008:						
Trade and other receivables	88.7	29.8	5.2	-	-	123.7
Trade and other payables	(75.5)	(4.7)	(4.6)	-	-	(84.8)
Convertible bonds	-	-	(7.2)	(28.8)	(253.6)	(289.6)
Total	**13.2**	**25.1**	**(6.6)**	**(28.8)**	**(253.6)**	**(250.7)**
2007:						
Trade and other receivables	139.9	26.3	25.1	-	-	191.3
Trade and other payables	(64.9)	(8.7)	(14.6)	-	-	(88.2)
Convertible bonds	-	-	(7.2)	(28.8)	(260.8)	(296.8)
Total	75.0	17.6	3.3	(28.8)	(260.8)	(193.7)

Currency risk
To cover sterling exposures an amount of £105.0 million was purchased with forward contracts during the year (2007: £57.1 million). Premier's activities are largely conducted in US dollars. All borrowings at year-end were denominated in US dollars to match the currency of the assets.

Liquidity risk
Ultimate responsibility for liquidity risk management rests with the Board of Directors, which has built an appropriate liquidity risk management framework for the management of the group's short, medium and long-term funding and liquidity management requirements. The group manages liquidity risk by maintaining adequate reserves, banking facilities and borrowing facilities by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities and future capital and operating commitments.

18 Deferred tax

	2008 **$ million**	2007 $ million
Deferred tax liabilities	**(188.8)**	(194.5)
Deferred tax assets	**5.8**	-
	(183.0)	(194.5)

18 Deferred tax *(continued)*

	UK corporation tax $ million	UK petroleum revenue tax $ million	Overseas tax $ million	Total $ million
At 1 January 2007	7.4	52.2	134.5	194.1
On assets reclassified as no longer held for sale	-	-	1.6	1.6
Charged to income statement	(4.7)	(9.4)	(4.2)	(18.3)
Other movement	-	-	17.1	17.1
At 31 December 2007	2.7	42.8	149.0	194.5
Charged to income statement	0.9	(7.6)	(6.9)	(13.6)
Other movement	-	-	2.1	2.1
At 31 December 2008	**3.6**	**35.2**	**144.2**	**183.0**

Deferred corporation tax included US$8.1 million of deferred UK petroleum revenue tax (2007: US$6.2 million) and US$29.0 million of deferred UK corporation tax (2007: US$33.5 million) related to decommissioning provisions in the UK. The majority of the remaining deferred tax balances arose as a result of temporary differences between the carrying values and tax bases of fixed assets. The other movement relates to the deferred effect of Norwegian tax rebates including exchange differences.

19 Share capital

	2008 **$ million**	2007 $ million
Balance at 1 January	**73.5**	73.3
Shares issued	**0.1**	0.2
Balance at 31 December	**73.6**	73.5

	2008 **50p shares**	**2008** **£**	2007 50p shares	2007 £
Ordinary Shares:				
Authorised	**315,224,564**	**157,612,282**	311,904,002	155,952,001
Called-up, issued and fully paid	**82,170,460**	**41,085,230**	82,104,049	41,052,025

	2008 **17.5p shares**	**2008** **£**	2007 17.5p shares	2007 £
Non-Voting Convertible Shares:				
Authorised	**-**	**-**	9,487,317	1,660,280
Called-up, issued and fully paid	**-**	**-**	-	-

At the AGM of the company held on 6 June 2008, the company's authorised share capital was increased by £0.525 by the creation of three Non-Voting Convertible Shares of 17.5 pence each. Following the increase in share capital the 9,487,320 authorised but unissued Non-Voting Convertible Shares of 17.5 pence each were consolidated and redesignated as 3,320,562 Ordinary Shares of 50 pence each in the capital of the company, carrying the rights and being subject to the restrictions set out in the Articles of Association of the company.

19 Share capital *(continued)*

Share-based payments
Shares issued relate to the company's share option plans. There has been no new issue of shares in relation to the Asset and Equity Plan.

Share option plans
The company has share option schemes under which options to subscribe for the company's shares have been granted to certain executives and employees. Options granted are normally exercisable not less than three years after their grant and will lapse on their tenth anniversary. Options cannot be exercised until pre-determined performance conditions have been achieved.

Under the Savings Related Share Option Scheme, eligible employees with six months or more continuous service can join the scheme. Employees can save to a maximum of £250 per month through payroll deductions for a period of three or five years, after which time they can acquire shares at up to a 20 per cent discount.

Under the Share Incentive Plan employees are invited to make contributions to buy Partnership Shares. If an employee agrees to buy Partnership Shares the company currently matches the number of Partnership Shares bought with an award of shares (Matching Shares), on a one-for-one basis.

	2008		2007	
	Options	**Weighted average exercise price**	Options	Weighted average exercise price
Outstanding at the beginning of the year	**418,392**	**£3.85**	566,161	£3.31
Granted during the year	**18,292**	**£10.84**	24,497	£9.96
Lapsed during the year	**(105,202)**	**£5.84**	(5,689)	£5.36
Exercised during the year*	**(141,760)**	**£2.15**	(166,577)	£2.88
Outstanding at the end of the year	**189,722**	**£4.69**	418,392	£3.85
Exercisable at the end of the year	**111,750**	**£2.20**	214,660	£1.67

* There were 66,411 Ordinary Shares issued under the group's share option schemes during the year (2007: 166,577). The remaining 75,349 Ordinary Shares were issued from the Premier Oil plc Employee Benefit Trust (2007: nil).

The weighted average share price at the date of exercise for share options exercised during the year was £2.15. The options outstanding at 31 December 2008 had a weighted average exercise price of £4.69 and a weighted average remaining contractual life of 2.6 years.

The fair value of the options granted during the year was determined using the Black-Scholes valuation model and is not material.

The group recognised a cost of US$20.1 million and US$7.8 million related to equity-settled share-based payment transactions in 2008 and 2007 respectively.

19 Share capital *(continued)*

Asset and Equity Plan

The Asset and Equity Plan is designed to reward employees for improvement in the asset value of the business and the market value of the company over a three-year period and is operated by reference to two bonus pools - an equity bonus pool and an asset bonus pool. The asset bonus pool is created by reference to the increase in the net asset value per share of the company over a three-year period and the equity bonus pool is created by reference to the increase in the equity market value per share of the company over a three-year period.

Full details about this plan have been provided in the Remuneration Report.

The company uses a Monte Carlo simulation model to calculate the value of the equity bonus pool of the plan.

The main assumptions used for the calculations are as follows:

Volatility:	29.0% to 31.5%
Risk free rate of interest:	4.1% to 4.9%
Historic market value growth factor:	99.0% to 109.0%

For the asset bonus pool a discounted cash flow model based on the average oil price over the period is used to calculate the final value of the pool and to estimate the value of future asset bonus pools.

For the year ended 31 December 2008, the total cost recognised by the company for share-based payments is US$25.6 million (2007: US$15.7 million) with a cumulative liability on the balance sheet of US$16.3 million (2007: US$18.3 million). A credit of US$20.1 million has been recorded in equity (2007: US$7.8 million) for all equity-settled payments for the group. Like other elements of remuneration, this charge is processed through the time-writing system which allocates cost, based on time spent by individuals, to various entities within the Premier Oil group. Part of this cost is therefore capitalised as directly attributable to capital projects and part is charged to the income statement as exploration expense, operating costs, pre-licence exploration costs or general and administration costs.

Ordinary Shares

The rights and restrictions attached to the Ordinary Shares are as follows:

Dividend rights

The rights of the holders of Ordinary Shares shall rank pari passu in all respects with each other in relation to dividends.

Winding up or reduction of capital

On a return of capital on a winding up or otherwise (other than on conversion, redemption or purchase of shares) the rights of the holders of Ordinary Shares to participate in the distribution of the assets of the company available for distribution shall rank pari passu in all respects with each other.

19 Share capital *(continued)*

Voting rights
The holders of Ordinary Shares shall be entitled to receive notice of, attend, vote and speak at any General Meeting of the company.

20 Consolidated statement of changes in equity

	Note	Share capital $ million	Share premium account $ million	Retained earnings $ million	Capital redemption reserve $ million	Translation and hedging reserves $ million	Equity reserve $ million	Total $ million
At 1 January 2007		73.3	8.6	365.6	1.7	(0.1)	-	449.1
Issue of Ordinary Shares	19	0.2	0.8	-	-	-	-	1.0
Provision for share-based payments	19	-	-	7.8	-	-	-	7.8
Equity component of convertible bonds issued	14	-	-	-	-	-	51.8	51.8
Transfer between reserves*		-	-	3.0	-	-	(3.0)	-
Total recognised income		-	-	39.1	-	4.1	-	43.2
At 31 December 2007		73.5	9.4	415.5	1.7	4.0	48.8	552.9
Issue of Ordinary Shares	19	0.1	0.3	-	-	-	-	0.4
Purchase of shares for ESOP Trust	21	-	-	(17.9)	-	-	-	(17.9)
Purchase of own shares	21	-	-	(47.2)	-	-	-	(47.2)
Provision for share-based payments	19	-	-	20.1	-	-	-	20.1
Transfer between reserves*		-	-	6.2	-	-	(6.2)	-
Total recognised income		-	-	96.2	-	(5.6)	-	90.6
At 31 December 2008		**73.6**	**9.7**	**472.9**	**1.7**	**(1.6)**	**42.6**	**598.9**

* The transfer between reserves relates to the non-cash interest on the convertible bond, less the amortisation of the issue costs that were charged directly against equity.

21 Own shares

	Treasury shares $ million	ESOP Trust $ million	Total $ million
At 1 January 2007	-	8.5	8.5
Release of shares for long-term incentive plan	-	(4.9)	(4.9)
At 31 December 2007	-	3.6	3.6
Release of shares for long-term incentive plan	-	(5.0)	(5.0)
Acquired in the period	47.2	17.9	65.1
Disposed of on exercise of options	-	(0.1)	(0.1)
At 31 December 2008	**47.2**	**16.4**	**63.6**

The own shares reserve represents the cost of shares in Premier Oil plc purchased in the market.

21 Own shares *(continued)*

The Treasury Shares are held by the company. The number of Ordinary Shares held by the company at 31 December 2008 was 2,798,186 (2007: nil). On 23 March 2009, the 2,798,186 Treasury Shares were cancelled by the company.

The ESOP Trust shares are held by the Premier Oil plc Employee Benefit Trust to satisfy options under the group's share option schemes. The number of Ordinary Shares held by the Premier Oil plc Employee Benefit Trust at 31 December 2008 was 863,339 (2007: 205,152).

22 Notes to the cash flow statement

	2008 $ million	2007 $ million
Profit before tax for the year	277.6	147.0
Adjustments for:		
Depreciation, depletion, amortisation and impairment	140.6	107.9
Exploration expense	42.9	65.3
Pre-licence exploration costs	15.8	8.3
Net operating charge for long-term employee benefit plans less contributions	(3.0)	(0.6)
Provision for share-based payments	20.1	7.8
Interest revenue, finance and other gains	(14.6)	(10.7)
Finance costs and other finance expenses	27.0	18.2
Mark to market revaluation of commodity hedges	(28.3)	64.9
Operating cash flows before movements in working capital	478.1	408.1
Decrease/(increase) in inventories	7.9	(7.1)
Decrease/(increase) in receivables	34.5	(43.7)
Increase/(decrease) in payables	21.7	(4.5)
Cash generated by operations	542.2	352.8
Income taxes paid	(203.1)	(90.3)
Interest income received	13.2	7.0
Net cash from operating activities	**352.3**	269.5

Analysis of changes in net cash

	Note	2008 $ million	2007 $ million
a) Reconciliation of net cash flow to movement in net cash:			
Movement in cash and cash equivalents		(8.3)	291.1
Proceeds from long-term loans		-	(53.0)
Repayment of long-term loans		53.0	-
Proceeds of issue of convertible bonds – debt component		-	(196.9)
Non-cash movements on debt and cash balances		(6.4)	(3.1)
Increase in net cash in the period		38.3	38.1
Opening net cash		79.0	40.9
Closing net cash		**117.3**	79.0

22 Notes to the cash flow statement *(continued)*

b) Analysis of net cash:			
Cash and cash equivalents	17	**323.7**	332.0
Long-term debt*	17	**(206.4)**	(253.0)
Total net cash		**117.3**	79.0

* The carrying values of the convertible bonds and other long-term debt on the balance sheet are stated net of the unamortised portion of the issue costs of US$3.7 million (2007: US$4.4 million) and debt arrangement fees of US$nil (2007: US$0.9 million) respectively.

23 Capital commitments and guarantees

At 31 December 2008, the group had capital commitments on exploration and development licences totalling US$118.0 million (2007: US$85.8 million), US$0.1 million as retainer fees for its alliance partners (2007: US$0.1 million), performance guarantees of US$9.5 million (2007: US$12.6 million), and customs guarantees of US$0.3 million (2007: US$0.9 million).

24 Group pension schemes

	2008 $ million	2007 $ million
UK funded pension scheme	**2.0**	2.6
UK unfunded pension scheme	**0.8**	1.1
Indonesia unfunded termination benefit scheme	**4.0**	4.5
Total liability in balance sheet	**6.8**	8.2

Funded benefit schemes

The group operates a defined benefit pension scheme in the UK - The Premier Oil plc Retirement and Death Benefits Plan (the Scheme). The Scheme was closed to new members (aside from the provision of insured death in service benefits) in 1997 and a new scheme, providing benefits on a defined contribution basis, was started. Both schemes are funded by the payment of contributions to separately administered trust funds. As a consequence of being closed to new entrants, the current service costs of the Scheme under the IAS 19 - 'Employee Benefits' valuation will increase as the members approach retirement.

The pension costs for the Scheme are determined with the advice of an independent qualified actuary. The most recent formal valuation was undertaken as at 1 January 2008 using the Attained Age Method and a market-related funding basis, of which the principal financial assumptions were investment return: 5.9 per cent pa, salary growth: 5.4 per cent pa and pension increases: 3.4 per cent pa. The market value of the Scheme's assets was £14.9 million and, on the specific method and assumptions adopted, the assets covered 91 per cent of the members' accrued benefits based on projected pensionable salaries. Until October 2008, the employer contributed to the Scheme at the rate of 19 per cent of pensionable salaries together with an additional £28,000 paid per month. In October a new Schedule of Contributions was put in place. At this point the employer paid a one-off lump sum contribution of £1.3 million and started to contribute at a rate of 25 per cent of pensionable salaries with no additional monthly amounts. The employer expects to contribute £95,000 to the Scheme in 2009.

24 Group pension schemes *(continued)*

The following figures have been prepared in compliance with IAS 19 - 'Employee Benefits' by an independent actuary on the basis of membership data current as at 31 December 2008 but taking account of pension increases effected on 1 January 2009. The benefit obligations and service cost have been measured using the Projected Unit Credit Method and the pension expense has been assessed on the basis that the group adopts the policy of fully recognising actuarial gains and losses during the period in which they arise.

The principal actuarial assumptions used were as follows:

	At 31 December 2008 % pa	At 31 December 2007 % pa
Discount rate	**6.0**	5.9
Salary growth	**5.0**	5.4
Return on assets	**5.8**	6.7
Price inflation	**3.0**	3.4
Pension increases	**3.0**	3.4

Defined benefit obligations and assets:

	At 31 December 2008 $ million	At 31 December 2007 $ million
Value of funded benefit obligations	**22.7**	31.9
less fair value of Scheme assets	**(20.7)**	(29.3)
Liability in balance sheet	**2.0**	2.6

Changes in the present value of benefit obligations:

	2008 $ million	2007 $ million
Benefit obligation at 1 January	**31.9**	31.4
Service costs excluding employee contributions	**0.2**	0.3
Interest cost	**1.7**	1.7
Benefits paid	**(1.0)**	(1.2)
Actuarial gains	**(2.1)**	(0.5)
Currency translation effects	**(8.0)**	0.2
Benefit obligation at 31 December	**22.7**	31.9

Changes in the fair value of Scheme assets:

	2008 $ million	2007 $ million
Assets at 1 January	**29.3**	28.0
Employer contributions	**3.0**	0.8
Actual return on Scheme assets	**(3.2)**	1.3
Benefits paid	**(1.0)**	(1.2)
Currency translation effects	**(7.4)**	0.4
Assets at 31 December	**20.7**	29.3

24 Group pension schemes *(continued)*

Portfolio distribution and expected returns:

	2008		2007	
	Expected rate of return	Fair value	Expected rate of return	Fair value
	% pa	$ million	% pa	$ million
Equities	8.4	6.7	7.9	12.6
Bonds	6.4	8.0	5.9	11.0
Cash	2.0	6.0	5.5	5.7
Total at 31 December	**5.8**	**20.7**	6.7	29.3

Pension expense:

	2008 $ million	2007 $ million
Service cost	0.2	0.3
Interest cost	1.7	1.7
Expected return on Scheme assets	(1.9)	(1.7)
Investment losses	5.1	0.4
Actuarial gains	(2.1)	(0.6)
Total pension expense for the year	**3.0**	0.1

A total loss of US$2.4 million (2007: gain of US$0.2 million) was recognised directly in equity during the year.

Reconciliation of balance sheet liability:

	2008 $ million	2007 $ million
At 1 January	2.6	3.4
Pension expense for the year	3.0	0.1
Contributions paid	(3.0)	(0.9)
Currency translation effects	(0.6)	-
At 31 December	**2.0**	2.6

Five year history of experience adjustments at 31 December:

	2008 $ million	2007 $ million	2006 $ million	2005 $ million	2004 $ million
Value of defined benefit obligation	(22.7)	(31.9)	(31.4)	(28.1)	(25.1)
Fair value of Scheme assets	20.7	29.3	28.0	21.1	18.9
Deficit in the Scheme	(2.0)	(2.6)	(3.4)	(7.0)	(6.2)
Experience adjustments on Scheme liabilities:					
Amount – gain/(loss)	0.1	-	(0.6)	0.1	0.7
Percentage of Scheme liabilities	0%	0%	(2%)	0%	3%
Experience adjustments on Scheme assets:					
Amount – (loss)/gain	(5.1)	(0.4)	0.2	1.6	0.2
Percentage of Scheme assets	(25%)	(1%)	1%	8%	1%

24 Group pension schemes *(continued)*

Unfunded benefit schemes

In Indonesia the group operates a Service, Severance and Compensation pay scheme under a Collective Labour Agreement with the local workforce. This is an unfunded post-employment defined benefit scheme in nature.

In addition, the group is paying an unfunded pension to a former director of the company in regard to which annual increases and a reversionary spouse's pension apply on the same basis as to pensions paid under the Scheme.

On the same actuarial basis as used to assess the Scheme's pension costs, the present value as at 31 December 2008 of the future payments projected to be made in respect of UK unfunded pensions is US$0.8 million (2007: US$1.1 million).

A total gain of US$0.3 million (2007: loss of US$0.1 million) was recognised directly in equity during the year.

Defined contribution benefit scheme

The group operates a defined contribution retirement benefit scheme. The only obligation of the group with respect to the retirement benefit scheme is to make specified contributions. Payments to the defined contribution scheme are charged as an expense as they fall due. The total cost charged to income of US$2.0 million (2007: US$1.4 million) represents contributions payable to these schemes by the group at rates specified in the rules of the scheme.

25 Related party transactions

Transactions between the company and its subsidiaries, associates and joint ventures, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Directors and executive remuneration

The remuneration of directors and other key members of management during the year is highlighted below. Further information regarding the remuneration of individual directors is provided in the audited part of the Remuneration Report.

	2008 $ million	2007 $ million
Short-term employee benefits	4.7	4.8
Post-employment benefits	0.5	0.5
Other long-term benefits	0.6	2.8
	5.8	8.1

26 Events after the balance sheet date

Acquisition

The group has reached a conditional agreement on 25 March 2009 with Oilexco Incorporated, Oilexco North Sea Ltd (ONSL) and its Administrators to acquire either:

(i) ONSL's entire issued share capital; or

(ii) the principal operating assets of ONSL and Oilexco North Sea Exploration Ltd for a maximum consideration of approximately US$505 million.

The group proposes to fund the acquisition and associated costs by way of:

- a 4 for 9 rights issue of new Ordinary Shares at a price of 485 pence per share to raise gross proceeds of approximately £171 million;
- new credit facilities comprising a US$175 million 18-month acquisition bridge facility, a US$225 million three-year revolving credit facility and US$63 million and £60 million three-year letter of credit facilities; and
- the group's existing cash resources

ONSL is an oil and gas exploration and production company active in the UK, with its producing properties located in the UK Central North Sea. ONSL is a wholly-owned subsidiary of Oilexco Inc and began operating in the North Sea in 2003. ONSL was placed into administration by its lending banks on 7 January 2009. Since that date, ONSL's Administrators, Ernst & Young, have continued to operate the business, which has continued to generate positive current cash flow from ongoing operations. ONSL's total production in the year ended 31 December 2008 was approximately 15,500 boepd. As at 31 December 2008 ONSL had total 2P reserves and contingent resources of approximately 60 mmboe, of which 40 mmboe were bookable as 2P reserves by the group.

Treasury Shares

On 23 March 2009, the company cancelled the 2,798,186 Treasury Shares that it had acquired in 2008.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF PREMIER OIL PLC

We have audited the parent company financial statements of Premier Oil plc for the year ended 31 December 2008 which comprise the Balance Sheet, Statement of Total Recognised Gains and Losses and the related notes 1 to 16. These parent company financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the group financial statements of Premier Oil plc for the year ended 31 December 2008 and on the information in the Remuneration Report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the parent company financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the Report of the Directors is consistent with the parent company financial statements. The information given in the Report of the Directors includes that specific information presented in the Chief Executive's and Financial Reviews that is cross referred from the Business Review section of the Report of the Directors.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited parent company financial statements. The other information comprises only the Report of the Directors, the Chairman's Statement and the Chief Executive's and Financial Reviews. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements.

Opinion

In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 December 2008;
- the parent company financial statements have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Report of the Directors is consistent with the parent company financial statements.

Deloitte LLP

Chartered Accountants and Registered Auditors

London

United Kingdom

25 March 2009

PARENT COMPANY FINANCIAL STATEMENTS

BALANCE SHEET
As at 31 December 2008

	Note	2008 $ million	2007 $ million
Fixed assets:			
Property, plant and equipment	3	66.1	79.2
Investments in subsidiaries	4	553.2	553.2
Total fixed assets		619.3	632.4
Current assets:			
Debtors – due within one year	5	9.0	8.7
Deferred tax asset – due after one year	5	8.6	16.2
Total current assets		17.6	24.9
Creditors: amounts falling due within one year	6	(25.6)	(36.3)
Net current liabilities		(8.0)	(11.4)
Total assets less current liabilities		611.3	621.0
Creditors: amounts falling due after one year	7	(349.6)	(396.0)
Net assets excluding pension liability		261.7	225.0
Provision for liabilities	8	(9.9)	(12.6)
Pension liability	9	(2.8)	(3.7)
Net assets including pension liability		249.0	208.7
Capital and reserves:			
Called-up share capital	11	73.6	73.5
Share premium account	12	9.7	9.4
Profit and loss account	12	112.2	72.3
Capital redemption reserve	12	1.7	1.7
Equity reserve	12	51.8	51.8
Total equity shareholders' funds	13	249.0	208.7

The financial statements were approved by the Board of Directors and authorised for issue on 25 March 2009.

S C Lockett
A R C Durrant
Directors

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
For the year ended 31 December 2008

	Note	2008 $ million	2007 $ million
Profit for the financial year		87.0	74.2
Pension costs – actuarial (losses)/gains	9	(2.1)	0.1
Total recognised gains and losses relating to the year		84.9	74.3

NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS
For the year ended 31 December 2008

1 Significant accounting policies

Basis of accounting

The separate financial statements of the company are presented as required by the Companies Act 1985. They have been prepared under the historical cost convention and in accordance with applicable United Kingdom Accounting Standards and law.

The principal accounting policies are summarised below. They have all been applied consistently throughout the year and the preceding year.

Investments

Fixed asset investments in subsidiaries and associates are shown at cost less provision for impairment.

Pension costs

The company operates a defined benefit pension scheme, which requires contributions to be made to a separately administered fund. The scheme was closed to new members (aside from the provision of insured death in service benefits) in 1997. The company accounts for pension costs in line with Financial Reporting Standard (FRS) 17 - 'Retirement Benefits'.

The amounts charged to operating profit regarding the defined benefit scheme are the current service costs and gains and losses on settlements and curtailments. Past service costs are recognised immediately in the profit and loss account if the benefits have vested. If the benefits do not vest immediately, the costs are recognised over the period until vesting occurs. The interest costs and the expected return on the assets are shown as a net amount of other financial costs or credits adjacent to interest. Actuarial gains and losses are recognised immediately in the statement of total recognised gains and losses.

Pension scheme assets are measured at fair values and liabilities are measured on an actuarial basis using the Projected Unit Credit Method, and discounted at a rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the scheme liabilities.

The actuarial valuations are obtained at least triennially and are updated at each balance sheet date. The resulting defined benefit asset or liability, net of related deferred tax, is presented separately after other net assets on the face of the balance sheet.

Foreign exchange

Transactions denominated in foreign currencies are recorded in the local currency at actual exchange rates as of the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the year-end are reported at the rates of exchange prevailing at the year-end. Any gain or loss arising from a change in exchange rate subsequent to the dates of the transactions is included as an exchange gain or loss in the profit and loss account.

Cash flow statement

No cash flow statement is prepared for the company under FRS 1 - 'Cash Flow Statements' as the cash flows of the company have been included in the group cash flow statement of Premier Oil plc.

1 Significant accounting policies *(continued)*

Related party transactions

The company has taken advantage of the exemption available under FRS 8 - 'Related Party Disclosures' with regard to the non-disclosure of transactions between group companies.

Share-based payments

The company has applied the requirements of FRS 20 - 'Share-based Payment'. In accordance with the transitional provisions, FRS 20 has been applied to all grants of equity instruments after 7 November 2002 that were unvested as of 1 January 2005.

The company issues equity-settled and cash-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the company's estimate of shares that will eventually vest.

Fair value is measured by use of the binomial model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

A liability equal to the portion of the goods or services received is recognised as the current fair value determined at each balance sheet date for cash-settled share-based payments.

Sales revenue

Sales of petroleum production are recognised when goods are delivered or the title has passed to the customer.

Tax

Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more tax, with the following exceptions:

- provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, associates and joint ventures only to the extent that, at the balance sheet date, dividends have been accrued as receivable; and
- deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

1 Significant accounting policies *(continued)*

Fixed assets

Oil and gas assets

(a) Development and production assets

Development and production assets are accumulated generally on a field-by-field basis and represent the cost of developing the commercial reserves discovered and bringing them into production.

The cost of development and production assets also includes the cost of acquisitions and purchases of such assets, directly attributable overheads, finance costs capitalised, and the cost of recognising provisions for future restoration and decommissioning.

Depreciation of producing assets

The net book values of producing assets are depreciated generally on a field-by-field basis using the unit-of-production method by reference to the ratio of production in the period and the related commercial reserves of the field, taking into account future development expenditures necessary to bring those reserves into production.

Producing assets are generally grouped with other assets that are dedicated to serving the same reserves for depreciation purposes, but are depreciated separately from producing assets that serve other reserves.

Pipelines are depreciated on a unit-of-throughput basis.

(b) Impairment of development and production assets

An impairment test is performed whenever events and circumstances arising during the development or production phase indicate that the carrying value of a development or production asset may exceed its recoverable amount.

The carrying amount is compared against the expected recoverable amount of the asset, generally by reference to the present value of the future net cash flows expected to be derived from production of commercial reserves. The cash generating unit applied for impairment test purposes is generally the field, except that a number of field interests may be grouped as a single cash generating unit where the cash flows of each field are interdependent.

(c) Decommissioning

Provision for decommissioning is recognised in full at the commencement of oil and gas production. The amount recognised is the present value of the estimated future expenditure. A corresponding tangible fixed asset is also created at an amount equal to the provision. This is subsequently depreciated as part of the capital costs of the production facilities. Any change in the present value of the estimated expenditure is reflected as an adjustment to the provision and the fixed asset.

Stock and underlift

Non-production related stocks are valued at the lower of cost or net realisable value. Under and overlifts of crude oil are recorded at market value.

Derivative financial instruments

The company accounts for derivative financial instruments in line with FRS 25 - 'Financial Instruments: Disclosure and Presentation' and FRS 26 - 'Financial Instruments: Recognition and Measurement'.

1 Significant accounting policies *(continued)*

The company uses derivative financial instruments (derivatives) to manage its exposure to oil price fluctuations. All derivatives are initially recorded at cost, including transaction costs. Derivatives are subsequently carried at fair value. All changes in fair value are recorded as financial income or expense in the year in which they arise.

Fair value is the amount for which a financial asset, liability or instrument could be exchanged between knowledgeable and willing parties in an arm's length transaction. It is determined by reference to quoted market prices adjusted for estimated transaction costs that would be incurred in an actual transaction, or by the use of established estimation techniques such as option pricing models and estimated discounted values of cash flows.

2 Profit for the year

As permitted by section 230 of the Companies Act 1985, the company has elected not to present its own profit and loss account for the year. Premier Oil plc reported a profit for the financial year ended 31 December 2008 of US$87.0 million (2007: profit of US$74.2 million).

The auditors' remuneration for audit services to the company was US$10,000 (2007: US$10,000).

3 Property, plant and equipment

	Oil and gas properties North Sea $ million
Cost:	
At 1 January 2007	82.2
Additions during the year	15.3
At 1 January 2008	97.5
Additions during the year	(1.5)
At 31 December 2008	96.0
Amortisation and depreciation:	
At 1 January 2007	6.6
Charge for the year	11.7
At 1 January 2008	18.3
Charge for the year	11.6
At 31 December 2008	29.9
Net book value:	
At 31 December 2007	79.2
At 31 December 2008	66.1

3 Property, plant and equipment *(continued)*

Amortisation and depreciation for oil and gas properties is calculated on a unit-of-production basis, using the ratio of oil and gas production in the period to the estimated quantities of proved and probable reserves at the end of the period plus production in the period, on a field-by-field basis. Proved and probable reserve estimates are based on a number of underlying assumptions including oil and gas prices, future costs, oil and gas in place and reservoir performance, which are inherently uncertain. Management uses established industry techniques to generate its estimates and regularly references its estimates against those of joint venture partners or external consultants. However, the amount of reserves that will ultimately be recovered from any field cannot be known with certainty until the end of the field's life.

4 Fixed asset investments

	2008 $ million	2007 $ million
Cost and net book value:		
Subsidiary undertakings	553.2	501.4
Additions in the year	-	51.8
	553.2	553.2

The company has investments in the following 100 per cent owned subsidiaries which principally affected the profits or net assets of the group. To avoid a statement of excessive length, details of investments which are not significant have been omitted.

Name of company	Business and area of operation	Country of incorporation or registration
Premier Oil Group Ltd*	Intermediate holding company, UK	Scotland
Premier Oil Finance (Jersey) Ltd*	Convertible bond issuing company, Jersey	Jersey
Premier Oil Exploration Ltd	Exploration, production and development, UK	Scotland
Premier Pict Petroleum Ltd	Exploration, production and development, UK	Scotland
Premier Oil Kakap BV	Exploration, production and development, Indonesia	Netherlands
Premier Oil Natuna Sea BV	Exploration, production and development, Indonesia	Netherlands
Premier Oil Holdings Ltd	Intermediate holding company, UK	England and Wales
FP Mauritania B BV	Exploration, production and development, Mauritania	Netherlands
Premier Oil Mauritania B Ltd	Exploration, production and development, Mauritania	Jersey
Premier Oil Vietnam Offshore BV	Exploration, production and development, Vietnam	Netherlands
Premier Oil Sumatra (North) BV	Exploration, production and development, Indonesia	Netherlands
PKP Exploration Ltd	Exploration, production and development, Pakistan	England and Wales
PKP Kadanwari 2 Ltd	Exploration, production and development, Pakistan	Cayman Islands
PKP Kirthar 2 BV	Exploration, production and development, Pakistan	Netherlands

* Held directly by Premier Oil plc. All other companies are held through subsidiary undertakings.

5 Debtors: amounts falling due within one year

	2008 $ million	2007 $ million
Trade debtors	4.9	-
VAT	-	0.2
Other debtors	3.7	8.2
Prepayments and accrued income	0.4	0.3
	9.0	8.7

Deferred tax (due after one year)

The deferred tax asset of US$8.6 million (2007: US$16.2 million) is considered to be recoverable on the basis that it is more likely than not that there will be suitable taxable profits in the future from which the losses giving rise to the asset can be deducted.

6 Creditors: amounts falling due within one year

	2008 $ million	2007 $ million
Other taxation and social security	14.4	14.5
Other creditors	2.3	10.7
Accruals and deferred income	8.9	11.1
	25.6	36.3

7 Creditors: amounts falling due after one year

	2008 $ million	2007 $ million
Amounts owed to subsidiary undertakings	349.6	396.0

The amounts owed to subsidiary undertakings relate to a balance which bears interest based on LIBOR and is not secured. This is repayable on 31 December 2012.

8 Provision for liabilities

	2008 $ million	2007 $ million
Asset and Equity Plan:		
At 1 January	3.6	8.7
Provision in the year	3.3	1.9
Reclassification of provision to creditors falling due within one year	(3.6)	(7.0)
At 31 December	3.3	3.6
Decommissioning costs:		
At 1 January	9.0	7.5
Provision for abandonment	(0.3)	1.0
Unwinding of discount of decommissioning provision	0.3	0.4
Exchange differences	(2.4)	0.1
At 31 December	6.6	9.0
Total provisions	9.9	12.6

8 Provision for liabilities *(continued)*

The company currently operates an Asset and Equity Plan to reward employees for improvement in the asset value of the business and the market value of the company over a three-year period. Further details of this plan are disclosed in note 11.

The decommissioning provision represents the present value of decommissioning costs relating to the UK oil and gas interests, which are expected to be incurred between 2009 and 2017. These provisions have been created based on Premier's internal estimates and, where available, operator's estimates. Based on the current economic environment, assumptions have been made which management believe are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual decommissioning costs will ultimately depend upon future market prices for the necessary decommissioning works required, which will reflect market conditions at the relevant time. Furthermore, the timing of decommissioning is likely to depend on when the fields cease to produce at economically viable rates. This in turn will depend upon future oil and gas prices, which are inherently uncertain.

9 Pension liability

	2008 $ million	2007 $ million
UK funded pension scheme	2.0	2.6
UK unfunded pension scheme	0.8	1.1
Total liability in balance sheet	2.8	3.7

The company operates a defined benefit pension scheme in the UK - The Premier Oil plc Retirement and Death Benefits Plan (the Scheme). The Scheme was closed to new members (aside from the provision of insured death in service benefits) in 1997 and a new scheme, providing benefits on a defined contribution basis, was started. Both schemes are funded by the payment of contributions to separately administered trust funds. As a consequence of being closed to new entrants, the current service costs of the Scheme under the FRS 17 - 'Retirement Benefits' valuation will increase as the members approach retirement.

The pension costs for the Scheme are determined with the advice of an independent qualified actuary. The most recent formal valuation was undertaken as at 1 January 2008 using the Attained Age Method and a market-related funding basis, of which the principal financial assumptions were investment return: 5.9 per cent pa, salary growth: 5.4 per cent pa and pension increases: 3.4 per cent pa. The market value of the Scheme's assets was £14.9 million and, on the specific method and assumptions adopted, the assets covered 91 per cent of the members' accrued benefits based on projected pensionable salaries. Until October 2008, the employer contributed to the Scheme at the rate of 19 per cent of pensionable salaries together with an additional £28,000 paid per month. In October a new Schedule of Contributions was put in place. At this point the employer paid a one-off lump sum contribution of £1.3 million and started to contribute at a rate of 25 per cent of pensionable salaries with no additional monthly amounts. The employer expects to contribute £95,000 to the Scheme in 2009.

9 Pension liability *(continued)*

The following figures have been prepared in compliance with FRS 17 - 'Retirement Benefits' (incorporating the amendment announced in December 2006) by an independent actuary on the basis of membership data current as at 31 December 2008 but taking account of pension increases effected on 1 January 2009. The benefit obligations and service cost have been measured using the Projected Unit Credit Method.

The principal financial assumptions adopted for this actuarial valuation were:

Rate of investment return:	5.9% pa
Rate of salary increases:	5.4% pa
Rate of pension increases:	3.4% pa

Employee benefit obligations
The amounts recognised in the balance sheet are as follows:

	At 31 December 2008 $ million	At 31 December 2007 $ million
Present value of funded obligations	(22.7)	(31.9)
Fair value of Scheme assets	20.7	29.3
Deficit before allowing for deferred tax	(2.0)	(2.6)

The amounts recognised in profit and loss are as follows:

	2008 $ million	2007 $ million
Current service cost	0.2	0.3
Interest on obligation	1.7	1.7
Expected return on Scheme assets	(1.9)	(1.7)
Total	-	0.3
Actual return on Scheme assets	(3.2)	1.3

A total loss of US$2.4 million (2007: gain of US$0.2 million) was recognised directly in equity during the year.

Changes to the present value of the defined benefit obligations are as follows:

	At 31 December 2008 $ million	At 31 December 2007 $ million
Opening defined benefit obligation	31.9	31.4
Service cost excluding employee contributions	0.2	0.3
Interest cost	1.7	1.7
Benefits paid	(1.0)	(1.2)
Actuarial gains	(2.1)	(0.5)
Currency translation effects	(8.0)	0.2
Closing defined benefit obligation	22.7	31.9

9 Pension liability *(continued)*

Changes in the fair value of Scheme assets are as follows:

	At 31 December 2008 $ million	At 31 December 2007 $ million
Opening fair value of Scheme assets	29.3	28.0
Expected return	1.9	1.7
Investment losses	(5.1)	(0.4)
Employer contributions	3.0	0.8
Benefits paid	(1.0)	(1.2)
Currency translation effects	(7.4)	0.4
Closing fair value of Scheme assets	20.7	29.3

Major categories of Scheme assets as a percentage of total Scheme assets are as follows:

	At 31 December 2008	At 31 December 2007
Equities	32%	43%
Bonds	39%	38%
Cash	29%	19%

Principal actuarial assumptions at the balance sheet date:

	At 31 December 2008	At 31 December 2007
Discount rate	6.0% pa	5.9% pa
Expected return on Scheme assets	5.8% pa	6.7% pa
Salary growth	5.0% pa	5.4% pa
Price inflation	3.0% pa	3.4% pa
Pension increases	3.0% pa	3.4% pa
Mortality	PCxA00 with 'long cohort' projection (min 1% improvements)	PxA92 by year of birth with 'medium cohort' projections

Sensitivity to changes in assumptions

Changes to the assumed discount rate would have a significant effect on the value placed on the defined benefit obligations. As at 31 December 2008, a one percentage point change in this assumption would have had the following effects on the closing defined benefit obligation:

	Discount rate: 6.0% pa (as used for report) $ million	Discount rate: 5.0% pa $ million	Discount rate: 7.0% pa $ million
Defined benefit obligation	22.7	27.4	19.2

9 Pension liability *(continued)*

5 year historic record:

	2008 $ million	2007 $ million	2006 $ million	2005 $ million	2004 $ million
Defined benefit obligation	(22.7)	(31.9)	(31.4)	(28.1)	(25.1)
Fair value of Scheme assets	20.7	29.3	28.0	21.1	18.9
Deficit in the Scheme	(2.0)	(2.6)	(3.4)	(7.0)	(6.2)
Experience adjustments on Scheme liabilities	-	-	(0.6)	0.1	0.7
Experience adjustments on Scheme assets	(5.1)	(0.4)	0.2	1.6	0.2

Unfunded pensions

In addition, the company is paying an unfunded pension to a former director of the company in regard to which annual increases and a reversionary spouse's pension apply on the same basis as to pensions paid under the Scheme.

On the same actuarial basis as used to assess the Scheme's pension costs, the present value as at 31 December 2008 of the future payments projected to be made in respect of unfunded pensions is US$0.8 million (2007: US$1.1 million). A total gain of US$0.3 million (2007: loss of US$0.1 million) was recognised directly in equity during the year.

10 Capital commitments and guarantees

At 31 December 2008 the company had commitments for performance guarantees totalling US$nil (2007: US$4.6 million), US$0.1 million as retainer fees for its alliance partners (2007: US$0.1 million), and customs guarantees of US$0.3 million (2007: US$0.4 million).

The company, together with certain subsidiary undertakings, has jointly guaranteed the group's borrowing facilities of US$275 million and £53 million, maturing on 31 July 2010.

11 Share capital

	2008 $ million	2007 $ million
Balance at 1 January	73.5	73.3
Shares issued	0.1	0.2
Balance at 31 December	73.6	73.5

	2008 50p shares	2008 £	2007 50p shares	2007 £
Ordinary Shares:				
Authorised	315,224,564	157,612,282	311,904,002	155,952,001
Called-up, issued and fully paid	82,170,460	41,085,230	82,104,049	41,052,025

	2008 17.5p shares	2008 £	2007 17.5p shares	2007 £
Non-Voting Convertible Shares:				
Authorised	-	-	9,487,317	1,660,280
Called-up, issued and fully paid	-	-	-	-

11 Share capital *(continued)*

At the AGM of the company held on 6 June 2008, the company's authorised share capital was increased by £0.525 by the creation of three Non-Voting Convertible Shares of 17.5 pence each. Following the increase in share capital the 9,487,320 authorised but unissued Non-Voting Convertible Shares of 17.5 pence each were consolidated and redesignated as 3,320,562 Ordinary Shares of 50 pence each in the capital of the company, carrying the rights and being subject to the restrictions set out in the Articles of Association of the company.

Share-based payments

Shares issued relate to the company's share option plans. There has been no new issue of shares in relation to the Asset and Equity Plan.

Share option plans

The company has share option schemes under which options to subscribe for the company's shares have been granted to certain executives and employees. Options granted are normally exercisable not less than three years after their grant and will lapse on their tenth anniversary. Options cannot be exercised until pre-determined performance conditions have been achieved.

Under the Savings Related Share Option Scheme, eligible employees with six months or more continuous service can join the scheme. Employees can save to a maximum of £250 per month through payroll deductions for a period of three or five years, after which time they can acquire shares at up to a 20 per cent discount.

Under the Share Incentive Plan employees are invited to make contributions to buy Partnership Shares. If an employee agrees to buy Partnership Shares the company currently matches the number of Partnership Shares bought with an award of shares (Matching Shares), on a one-for-one basis.

	2008		2007	
	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding at the beginning of the year	418,392	£3.85	566,161	£3.31
Granted during the year	18,292	£10.84	24,497	£9.96
Lapsed during the year	(105,202)	£5.84	(5,689)	£5.36
Exercised during the year*	(141,760)	£2.15	(166,577)	£2.88
Outstanding at the end of the year	189,722	£4.69	418,392	£3.85
Exercisable at the end of the year	111,750	£2.20	214,660	£1.67

* There were 66,411 Ordinary Shares issued under the group's share option schemes during the year (2007: 166,577). The remaining 75,349 Ordinary Shares were issued from the Premier Oil plc Employee Benefit Trust (2007: nil).

The weighted average share price at the date of exercise for share options exercised during the year was £2.15. The options outstanding at 31 December 2008 had a weighted average exercise price of £4.69 and a weighted average remaining contractual life of 2.6 years.

The fair value of the options granted during the year was determined using the Black-Scholes valuation model and is not material.

The company recognised a cost of US$20.1 million and US$7.8 million related to equity-settled share-based payment transactions in 2008 and 2007 respectively.

11 Share capital *(continued)*

Asset and Equity Plan

The Asset and Equity Plan is designed to reward employees for improvement in the asset value of the business and the market value of the company over a three-year period and is operated by reference to two bonus pools - an equity bonus pool and an asset bonus pool. The asset bonus pool is created by reference to the increase in the net asset value per share of the company over a three-year period and the equity bonus pool is created by reference to the increase in the equity market value per share of the company over a three-year period.

Full details about this plan have been provided in the Remuneration Report.

The company uses a Monte Carlo simulation model to calculate the value of the equity bonus pool of the plan.

The main assumptions used for the calculations are as follows:

Volatility:	29.0% to 31.5%
Risk free rate of interest:	4.1% to 4.9%
Historic market value growth factor:	99.0% to 109.0%

For the asset bonus pool a discounted cash flow model based on the average oil price over the period is used to calculate the final value of the pool and to estimate the value of future asset bonus pools.

For the year ended 31 December 2008, the total cost recognised by the company for share-based payments is US$12.8 million (2007: US$10.4 million) with a cumulative liability on the balance sheet of US$9.5 million (2007: US$12.3 million). A credit of US$20.1 million has been recorded in equity (2007: US$7.8 million) for all equity-settled payments for the company and its subsidiaries. Like other elements of remuneration, this charge is processed through the time-writing system which allocates cost, based on time spent by individuals, to various entities within the Premier Oil group. Part of this cost is therefore capitalised as directly attributable to capital projects and part is charged to the profit and loss account as exploration expense, operating costs, pre-licence exploration costs or general and administration costs.

Ordinary Shares

The rights and restrictions attached to the Ordinary Shares are as follows:

Dividend rights

The rights of the holders of Ordinary Shares shall rank pari passu in all respects with each other in relation to dividends.

Winding up or reduction of capital

On a return of capital on a winding up or otherwise (other than on conversion, redemption or purchase of shares) the rights of the holders of Ordinary Shares to participate in the distribution of the assets of the company available for distribution shall rank pari passu in all respects with each other.

Voting rights

The holders of Ordinary Shares shall be entitled to receive notice of, attend, vote and speak at any General Meeting of the company.

12 Share capital and reserves

	Share capital	Share premium account	Profit and loss account	Capital redemption reserve	Equity reserve	Total
	$ million	$ million	$ million	$ million	$ million	$ million
Balance at 1 January 2007	73.3	8.6	(9.8)	1.7	-	73.8
Issue of Ordinary Shares	0.2	0.8	-	-	-	1.0
Profit for the year	-	-	74.2	-	-	74.2
Provision for share-based payments	-	-	7.8	-	-	7.8
Pension costs – actuarial gains	-	-	0.1	-	-	0.1
Equity component of convertible bonds issued	-	-	-	-	51.8	51.8
Balance at 31 December 2007	73.5	9.4	72.3	1.7	51.8	208.7
Issue of Ordinary Shares	0.1	0.3	-	-	-	0.4
Purchase of shares for ESOP Trust	-	-	(17.9)	-	-	(17.9)
Purchase of own shares	-	-	(47.2)	-	-	(47.2)
Profit for the year	-	-	87.0	-	-	87.0
Provision for share-based payments	-	-	20.1	-	-	20.1
Pension costs – actuarial (losses)/gains	-	-	(2.1)	-	-	(2.1)
Balance at 31 December 2008	73.6	9.7	112.2	1.7	51.8	249.0

In June 2007, Premier Oil Finance (Jersey) Ltd, a 100 per cent subsidiary of the company, issued convertible bonds at par value of US$250 million. These bonds are convertible into Ordinary Shares of the company at any time from 6 August 2007 until six days before their maturity date of 27 June 2014. At the initial conversion price of £15.82 per share there are 8,003,434 Ordinary Shares of the company underlying the bonds. If the bonds have not been previously purchased and cancelled or converted, they will be redeemed at par value on 27 June 2014. Interest of 2.875 per cent per annum will be paid semi-annually in arrears up to that date.

13 Reconciliation of movements in shareholders' funds

	2008	2007
	$ million	$ million
Opening shareholders' funds	208.7	73.8
Issue of Ordinary Shares	0.4	1.0
Purchase of shares for ESOP Trust	(17.9)	-
Purchase of own shares	(47.2)	-
Profit for the year	87.0	74.2
Provision for share-based payments	20.1	7.8
Pension costs – actuarial (losses)/gains	(2.1)	0.1
Equity component of convertible bonds issued	-	51.8
Net addition to shareholders' funds	40.3	134.9
Closing shareholders' funds	249.0	208.7

14 Own shares

	Treasury shares $ million	ESOP Trust $ million	Total $ million
At 1 January 2007	-	8.5	8.5
Release of shares for long-term incentive plan	-	(4.9)	(4.9)
At 31 December 2007	-	3.6	3.6
Release of shares for long-term incentive plan	-	(5.0)	(5.0)
Acquired in the period	47.2	17.9	65.1
Disposed of on exercise of options	-	(0.1)	(0.1)
At 31 December 2008	**47.2**	**16.4**	**63.6**

The own shares reserve represents the cost of shares in Premier Oil plc purchased in the market.

The Treasury Shares are held by the company. The number of Ordinary Shares held by the company at 31 December 2008 was 2,798,186 (2007: nil). On 23 March 2009, the 2,798,186 Treasury Shares were cancelled by the company.

The ESOP Trust shares are held by the Premier Oil plc Employee Benefit Trust to satisfy options under the group's share option schemes. The number of Ordinary Shares held by the Premier Oil plc Employee Benefit Trust at 31 December 2008 was 863,339 (2007: 205,152).

15 Financial instruments

Hedging instruments

Oil production

a) Production from 2009 to 2012 is now 60 per cent hedged. For the years 2009 and 2012 production is now hedged with an average floor of US$39.3/bbl and a cap of US$100.0/bbl.

b) At the end of 2007 an off-take agreement was agreed in which the parameters of the above hedges were embedded. This agreement is for four and a half years effective from 1 July 2008 and replaces the financially-settled hedges for that period.

c) A further option agreement which has the effect of closing out the floor and cap in the original financially-settled hedges previously in place.

d) The value at 31 December 2008 of the option agreement totalling US$33.6 million (2007: US$37.9 million) represents deferred income which will be amortised over the life of the off-take agreement.

The company entered into an intra-group hedging arrangement with Premier Oil Holdings Ltd under which a proportion of the overall benefit and obligation of these hedging arrangements were transferred to the company as a hedge against a proportion of its future oil production. These instruments are accounted for as hedges.

The fair value of the above oil hedges is a liability of US$2.3 million which is recognised in the balance sheet in other creditors. While the above hedges were assumed to be effective, all the movements, considered non-intrinsic, in the fair values have been recognised in the profit and loss account.

15 Financial instruments *(continued)*

The fair value of the above hedges has been determined from the bank counterparties with whom the hedges have been concluded.

Financial assets and liabilities
The carrying value of the company's financial assets and liabilities approximates their fair value.

16 Subsequent events

Acquisition
The group has reached a conditional agreement on 25 March 2009 with Oilexco Incorporated, Oilexco North Sea Ltd (ONSL) and its Administrators to acquire either:

(i) ONSL's entire issued share capital; or

(ii) the principal operating assets of ONSL and Oilexco North Sea Exploration Ltd for a maximum consideration of approximately US$505 million.

The group proposes to fund the acquisition and associated costs by way of:

- a 4 for 9 rights issue of new Ordinary Shares at a price of 485 pence per share to raise gross proceeds of approximately £171 million;
- new credit facilities comprising a US$175 million 18-month acquisition bridge facility, a US$225 million three-year revolving credit facility and US$63 million and £60 million three-year letter of credit facilities; and
- the group's existing cash resources

ONSL is an oil and gas exploration and production company active in the UK, with its producing properties located in the UK Central North Sea. ONSL is a wholly-owned subsidiary of Oilexco Inc and began operating in the North Sea in 2003. ONSL was placed into administration by its lending banks on 7 January 2009. Since that date, ONSL's Administrators, Ernst & Young, have continued to operate the business, which has continued to generate positive current cash flow from ongoing operations. ONSL's total production in the year ended 31 December 2008 was approximately 15,500 boepd. As at 31 December 2008 ONSL had total 2P reserves and contingent resources of approximately 60 mmboe, of which 40 mmboe were bookable as 2P reserves by the group.

Treasury Shares
On 23 March 2009, the company cancelled the 2,798,186 Treasury Shares that it had acquired in 2008.

FIVE YEAR SUMMARY

Financials **Accounting basis**		**2008** **IFRS**	2007 IFRS	2006 IFRS	2005 IFRS	2004 IFRS
Sales revenues	($ million)	**655.2**	578.2	402.2	359.4	251.8
Profit before tax	($ million)	**277.6**	147.0	156.6	124.6	53.5
Net profit for the year after tax	($ million)	**98.3**	39.0	67.6	38.6	22.1
Cash flow from operating activities	($ million)	**352.3**	269.5	244.8	121.2	109.6
Shareholders' funds	($ million)	**598.9**	552.9	449.1	376.1	354.1
Net cash/(debt) including joint ventures	($ million)	**117.3**	79.0	40.9	(26.2)	19.6
Per share statistics:						
Revenue per share	(cents/share)	**804.9**	705.1	491.7	437.8	304.5
Earnings per share – basic	(cents/share)	**120.8**	47.6	82.6	47.0	26.8
Earnings per share – diluted	(cents/share)	**119.6**	46.9	81.7	46.6	26.1
Cash flow from operating activities per share	(cents/share)	**432.8**	328.7	299.3	147.6	132.5
Reserves per share – year-end	(boe/share)	**2.79**	2.58	1.86	1.99	2.13
Issued Ordinary Shares – average	(million)	**81.4**	82.0	81.8	82.1	82.7
Operations:						
Production (working interest basis)	(kboepd)	**36.5**	35.8	33.0	33.3	34.7
Proved and probable reserves (working interest basis)	(mmboe)	**227.5**	211.5	152.1	163.5	176.8
Employees - UK	(number)	**62**	60	60	62	56
- Overseas	(number)	**316**	300	249	219	217
Key indices:						
Realised average oil price	($ per bbl)	**94.50**	72.30	64.90	48.38	29.92
Average exchange rates	($/£)	**1.85**	2.00	1.84	1.82	1.83
Closing exchange rates	($/£)	**1.46**	1.98	1.96	1.72	1.92

2004 numbers were originally reported under UK GAAP but have been restated in accordance with International Financial Reporting Standards (IFRSs).

Certain operations presented as discontinuing in 2006 were re-presented as continuing operations in 2007. The numbers for 2006 and 2005 have been restated accordingly.

SHAREHOLDER INFORMATION

Analysis of shareholding as at 23 March 2009, being the latest practicable date prior to the date of this document:

Size of shareholding	Number of holders	%	Number of shares held	%
1 – 5,000	11,855	95.397	5,832,413	7.348
5,001 – 10,000	171	1.376	1,230,866	1.551
10,001 – 50,000	201	1.617	4,547,379	5.729
50,001 – 100,000	81	0.652	5,961,278	7.511
100,001 – 500,000	86	0.692	18,464,709	23.263
500,001 and over	33	0.266	43,335,629	54.598
Total	**12,427**	**100.000**	**79,372,274**	**100.000**

Dealing information
SEAQ short code – PMO

Financial calendar
Announcements:
Interim – August 2009
Preliminary – March 2010

Working Interest Reserves at 31 December 2008

	Working interest basis										
	North Sea		Middle East-Pakistan		Asia		West Africa		Total		
	Oil and NGLs mmbbls	Gas bcf	Oil and NGLs mmbbls	Gas bcf	Oil and NGLs mmbbls	Gas bcf	Oil and NGLs mmbbls	Gas bcf	**Oil and NGLs mmbbls**	**Gas[4] bcf**	**Oil, NGLs and gas mmboe**
Group proved plus probable reserves:											
At 1 January 2008	22.8	22	1.5	352	10.5	624	3.3	-	**38.1**	**998**	**211.5**
Revisions[1]	0.1	(2)	-	(3)	0.6	55	(0.5)	1	**0.2**	**51**	**10.4**
Discoveries and extensions[2]	-	-	0.9	7	-	-	-	-	**0.9**	**7**	**2.0**
Others[3]	-	-	-	-	14.3	14	-	-	**14.3**	**14**	**16.9**
Production	(3.0)	(2)	(0.1)	(34)	(0.6)	(18)	(0.3)	-	**(4.0)**	**(54)**	**(13.3)**
At 31 December 2008	**19.9**	**18**	**2.3**	**322**	**24.8**	**675**	**2.5**	**1**	**49.5**	**1,016**	**227.5**
Total group developed and undeveloped reserves:											
Proved on production	12.6	12	1.0	185	2.3	165	0.5	-	**16.4**	**362**	**80.0**
Proved approved/justified for development	1.0	-	0.5	1	13.6	318	0.4	-	**15.5**	**319**	**71.9**
Probable on production	3.7	5	0.4	135	0.5	18	0.7	1	**5.3**	**159**	**31.6**
Probable approved/justified for development	2.6	1	0.4	1	8.4	174	0.9	-	**12.3**	**176**	**44.0**
At 31 December 2008	**19.9**	**18**	**2.3**	**322**	**24.8**	**675**	**2.5**	**1**	**49.5**	**1,016**	**227.5**

Notes:

1. Revisions include upgrades at Natuna Sea Block A (Indonesia) in response to good performance at Anoa.
2. Includes Al Amir discovery (Egypt) and additional reserves discovered at Qadirpur and Kadanwari (Pakistan).
3. Reserves include Chim Sáo development which was approved by the Vietnamese authorities during 2008.
4. Proved plus probable gas reserves include 51 bcf fuel gas.

Premier Oil plc categorises petroleum resources in accordance with the 2007 SPE/WPC/AAPG/SPEE Petroleum Resource management System (SPE PRMS).

Proved and probable reserves are based on operator or third-party reports and are defined in accordance with the Statement of Recommended Practice (SORP) issued by the Oil Industry Accounting Committee (OIAC), dated July 2001.

The group provides for amortisation of costs relating to evaluated properties based on direct interests on an entitlement basis, which incorporates the terms of the Production Sharing Contracts in Indonesia, Vietnam, Mauritania and Egypt. On an entitlement basis reserves increased by 10.1 mmboe giving total entitlement reserves of 197.8 mmboe as at 31 December 2008 (2007: 187.7 mmboe). This was calculated in 2008 using an oil price assumption of US$60.0/bbl (2007: US$60.0/bbl).

WORLDWIDE LICENCE INTERESTS

As at 25 March 2009

	Licence	Block	Operator	Equity %	Field
Congo	Marine IX	Marine IX	**Premier**	31.50	
Egypt	NW Gemsa		Vegas Oil & Gas	10.00	
	NW Gemsa		Vegas Oil & Gas	10.00	Al Amir SE
Indonesia	Buton		Japex	30.00	
	Kakap		Star Energy	18.75	Kakap
	Natuna Sea Block A		**Premier**	28.67	Anoa
	North Sumatra Block A		Medco	41.67	
	Tuna		**Premier**	65.00	
Mauritania	PSC A	Deep Water 3 and Shallow Water Blocks 4 & 5	Petronas	4.62	
	PSC B	Block 4 & 5	Petronas	9.23	
	PSC B	Chinguetti	Petronas	8.12	Chinguetti
Norway	PL359	16/1 (part), 16/4	Lundin	30.00	
	PL364	25/2, 25/3, 25/5, 25/6	Det norske	50.00	Froy
	PL374S	34/2, 34/5	BG	15.00	
	PL378	35/12, 36/10	Wintershall	40.00*	
	PL406	17/12, 18/10, 18/11, 8/3 & 9/1	**Premier**	40.00	
	PL407	17/8, 9, 11, 12 & 18/7, 10	BG	20.00	
	PL417	31/3, 32/1, 36/10	Wintershall	40.00	
	PL418	35/8	Nexen	15.00	
	PL496	7/7, 7/10	**Premier**	70.00	
Pakistan	Production Leases	Bolan	MGCL	3.75	Zarghun South
		Dadu	BHP	9.37	Zamzama
		Kirthar	ENI	6.00	Badhra
		Kirthar	ENI	6.00	Bhit
		Qadirpur	OGDCL	4.75	Qadirpur
		Tajjal	ENI	15.79	Kadanwari
Philippines	Ragay Gulf SC43	SC43	Pearl Energy	21.00	
United Kingdom	P218	15/21a	Nexen	45.83	Scott †
	P218	15/21a	Nexen	3.75	Telford ††
	P257	14/25a	Talisman	1.52	
	P288	31/21a, 31/26a, 31/26f, 31/26g, 31/27a	Hess	15.00	Angus, Fife, Flora
	P354	22/2a	**Premier**	30.00	Non-Chestnut Field Area
	P534	98/6a, 98/7a	BP	12.50	Wytch Farm (Offshore) †††
	P748	29/2c	CNR	40.00	Kyle
	P758	31/26c	Hess	35.00	
	P802	39/1a	Hess	15.00	Fife
	P802	39/2a	Hess	35.00	Fergus
	P1022	98/11	BP	12.38	
	PL089	L97/10	BP	12.50	Wytch Farm/Wareham †††
	P1181	23/22b (paleocene)	**Premier**	25.00	
	P1181	23/22b (sub-paleocene)	**Premier**	25.00	
	P1466	15/24c, 15/25f	**Premier**	25.00	
Vietnam		Offshore 12W	**Premier**	37.50	
		07/03	**Premier**	45.00	
		104-109/05	**Premier**	50.00	

† Unitised share of 21.83 per cent.

†† Unitised share of 0.82 per cent.

††† Unitised share of 12.38 per cent.

* Assignment of 20.00 per cent to Spring Energy Norway AS is shortly to complete.